Exhibit 99.1

 ENERSIS S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

for the period ended

September 30, 2012

ENERSIS and SUBSIDIARIES

In Thousands of Chilean Pesos

 This document consists of 2 sections:

–    Consolidated Financial Statements

–    Notes to the Consolidated Financial Statements

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Financial Position, Classified at September 30, 2012 and December 31, 2011 (In thousands of Chilean pesos)

ASSETS	Note	9-30-2012 ThCh$	12-31-2011 ThCh$

CURRENT ASSETS

Cash and cash equivalents	5	782,662,802	1,219,921,268
Other current financial assets	6	1,476,171	939,220
Other current non-financial assets		100,539,038	72,466,312
Trade and other current receivables	7	837,818,682	977,602,388
Accounts receivable from related companies	8	33,580,107	35,282,592
Inventories	9	99,842,426	77,925,544
Current tax assets	10	135,212,150	141,827,684
Total current assets other than assets classified as held for sale and discontinued operations		1,991,131,376	2,525,965,008

Non-current assets classified as held for sale and discontinued operations	11	-	-
Non-current assets classified as held for sale and discontinued operations		-	-

TOTAL CURRENT ASSETS		1,991,131,376	2,525,965,008

NON-CURRENT ASSETS
Other non-current financial assets	6	68,864,987	37,355,061
Other non-current non-financial assets		88,600,532	109,501,108
Non-current receivables	7	475,095,840	443,328,450
Investments accounted for using the equity method	12	12,386,913	13,193,262
Intangible assets other than goodwill	13	1,146,093,735	1,467,398,214
Goodwill	14	1,394,213,916	1,476,404,126
Property, plant, and equipment, net	15	7,085,450,855	7,242,731,006
Investment property	16	38,331,943	38,055,889
Deferred tax assets	17	445,616,696	379,938,628

TOTAL NON-CURRENT ASSETS		10,754,655,417	11,207,905,744

TOTAL ASSETS		12,745,786,793	13,733,870,752

The attached notes are an integral part of these consolidated financial statements.	Page 2

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Financial Position, Classified at September 30, 2012 and December 31, 2011 (In thousands of Chilean pesos

LIABILITIES AND EQUITY	Note	9-30-2012 ThCh$	12-31-2011 ThCh$

CURRENT LIABILITIES

Other current financial liabilities	18	642,951,020	672,082,338
Trade and other current payables	21	977,064,887	1,235,064,459
Accounts payable to related companies	8	155,553,906	157,177,638
Other current provisions	22	87,342,883	99,702,654
Current tax liabilities	10	162,109,953	235,853,242
Other current non-financial liabilities		87,406,638	60,653,304
Total current liabilities other than those associated with current assets classified as held for sale and discontinued operations		2,112,429,287	2,460,533,635

Liabilities associated with current assets classified as held for sale and discontinued operations	11	-	-

TOTAL CURRENT LIABILITIES		2,112,429,287	2,460,533,635

NON-CURRENT LIABILITIES

Other non-current financial liabilities	18	2,847,453,200	3,271,355,293
Other non-current payables	21	12,176,248	14,304,607
Non-current accounts payable to related companies	8	-	-
Other long-term provisions	22	199,892,465	202,573,641
Deferred tax liabilities	17	547,894,417	508,438,255
Non-current provisions for employee benefits	23	246,937,212	277,526,013
Other non-current non-financial liabilities		70,382,831	102,985,451

TOTAL NON-CURRENT LIABILITIES		3,924,736,373	4,377,183,260

TOTAL LIABILITIES		6,037,165,660	6,837,716,895

EQUITY
Issued capital	24.1	2,824,882,835	2,824,882,835
Retained earnings		2,343,296,922	2,232,968,880
Share premium	24.1	158,759,648	158,759,648
Other reserves	24.5	(1,530,810,682)	(1,320,882,757)
Equity attributable to Shareholders of Enersis		3,796,128,723	3,895,728,606

Non-controlling interest	24.6	2,912,492,410	3,000,425,251

TOTAL EQUITY		6,708,621,133	6,896,153,857

TOTAL LIABILITIES AND EQUITY		12,745,786,793	13,733,870,752

The attached notes are an integral part of these consolidated financial statements.	Page 3

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income, by Type For the periods ending September 30, 2012 and 2011 (In thousands of Chilean pesos)

		January - September		July - September
STATEMENT OF COMPREHENSIVE INCOME	Note	2012	2011	2012	2011
		ThCh$	ThCh$	ThCh$	ThCh$
Sales	25	4,713,328,305	4,645,607,830	1,535,822,921	1,587,952,271
Other operating income	25	182,982,245	203,191,646	64,784,001	59,125,527
Revenues		4,896,310,550	4,848,799,476	1,600,606,922	1,647,077,798

Raw materials and consumables used	26	(2,775,881,439)	(2,683,199,865)	(875,894,357)	(882,704,835)
Contribution Margin		2,120,429,111	2,165,599,611	724,712,565	764,372,963

Other work performed by the entity and capitalized		36,027,420	35,664,973	12,578,812	13,110,730
Employee benefits expenses	27	(302,481,117)	(269,352,057)	(95,421,151)	(95,955,283)
Depreciation and amortization expense	28	(331,391,644)	(313,264,863)	(113,415,947)	(107,241,366)
Reversal of impairment loss (impairment loss) recognized in the year’s profit or loss	28	(22,722,131)	1,048,188	(5,232,504)	(14,754,203)
Other expenses	29	(372,851,904)	(420,265,522)	(115,562,130)	(95,167,041)
Operating Income		1,127,009,735	1,199,430,330	407,659,645	464,365,800

Other gains (losses)	30	4,199,142	(6,796,039)	2,451,855	357,796
Financial income	31	122,016,539	134,088,523	32,562,437	40,919,181
Financial costs	31	(338,726,474)	(320,468,062)	(104,395,538)	(102,844,638)
Share of profit (loss) of associates accounted for using the equity method	12	7,754,143	5,847,995	2,417,588	1,525,820
Foreign currency exchange differences	31	(14,017,076)	9,276,785	(4,489,643)	8,608,060
Profit (loss) from indexed assets and liabilities	31	(6,876,024)	(17,038,304)	989,010	(3,936,594)

Net income before tax		901,359,985	1,004,341,228	337,195,354	408,995,425
Income tax	32	(266,950,568)	(316,549,872)	(91,744,127)	(137,921,565)
Net income from continuing operations		634,409,417	687,791,356	245,451,227	271,073,860
Net income from discontinued operations		-	-	-	-
NET INCOME		634,409,417	687,791,356	245,451,227	271,073,860
Net income attributable to:
Shareholders of Enersis		264,557,423	319,025,580	101,936,569	117,269,300
Non-controlling interests		369,851,994	368,765,776	143,514,658	153,804,560
NET INCOME		634,409,417	687,791,356	245,451,227	271,073,860

Basic earnings per share

Basic earnings per share from continuing operations	Ch$ / Share	8.10	9.77	3.12	3.59
Basic earnings per share	Ch$ / share	8.10	9.77	3.12	3.59

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$ / share	8.10	9.77	3.12	3.59
Diluted earnings per share	Ch$ / share	8.10	9.77	3.12	3.59

The attached notes are an integral part of these consolidated financial statements.	Page 4

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income, by Type For the periods ending September 30, 2012 and 2011 (In thousands of Chilean pesos)

		January - September		July - September
STATEMENT OF COMPREHENSIVE INCOME	Note	2012 ThCh$	2011 ThCh$	2012 ThCh$	2011 ThCh$

Net Income		634,409,417	687,791,356	245,451,227	271,073,860

Components of other comprehensive income, before taxes
Exchange differences on translation
Foreign currency translation gains (losses), before taxes		(438,560,586)	243,429,400	(243,892,617)	5,401,222
Total exchange differences on translation		(438,560,586)	243,429,400	(243,892,617)	5,401,222

Available-for-sale financial assets
Gains (losses) from new measuring of available-for-sale financial assets, before taxes		(315)	(2,642)	(1,176)	(1,474)
Total available-for-sale financial assets		(315)	(2,642)	(1,176)	(1,474)

Cash flow hedge
Gains (losses) from cash flow hedge, before taxes		63,642,964	(88,343,833)	40,105,121	(88,470,885)
Reclassification adjustments on cash flow hedge, before taxes		(2,579,872)	(12,797,529)	(4,193,480)	(9,730,317)
Total cash flow hedge		61,063,092	(101,141,362)	35,911,641	(98,201,202)

Actuarial gains (losses) on defined benefit plans		178,754	(1,491,871)	70,333	670,142
Total other components of other comprehensive income, before taxes		(377,319,055)	140,793,525	(207,911,819)	(92,131,312)
Income tax related to components of other comprehensive income
Income tax related to available-for-sale financial assets		(8)	449	138	251
Income tax related to cash flow hedge		(13,352,141)	20,417,589	(10,245,495)	19,764,726
Income tax related to defined benefit plans		52,128	428,493	85,579	(1,036,920)
Total income tax		(13,300,021)	20,846,531	(10,159,778)	18,728,057

Total Other Comprehensive Income		(390,619,076)	161,640,056	(218,071,597)	(73,403,255)
TOTAL COMPREHENSIVE INCOME		243,790,341	849,431,412	27,379,630	197,670,605

Comprehensive income attributable to
Shareholders of Enersis		55,685,072	349,777,808	12,856,187	47,375,925
Non-controlling interests		188,105,269	499,653,604	14,523,443	150,294,680
TOTAL COMPREHENSIVE INCOME		243,790,341	849,431,412	27,379,630	197,670,605

The attached notes are an integral part of these consolidated financial statements.	Page 5

ENERSIS S.A. AND SUBSIDIARIES Statement of Changes in Net Equity For the periods ending September 30, 2012 and 2011 (In thousands of Chilean pesos )

Statement of Changes in Net Equity	Issued Capital	Share Premium	Changes in Other Reserves						Retained earnings	Equity Attributable to Shareholders of Enersis	Non-controlling interests	Total Equity
			Reserve for exchange differences in translation	Reserve for cash flow hedge	Reserve for gains and losses for defined benefit plans	Reserve for gains and losses on remeasuring available-for- sale financial assets	Other miscellaneous reserves	Other reserves
Equity at beginning of period 01/01/2012	2,824,882,835	158,759,648	176,622,668	(310,265)	-	13,836	(1,497,208,996)	(1,320,882,757)	2,232,968,880	3,895,728,606	3,000,425,251	6,896,153,857
Changes in equity
Comprehensive income
Net income									264,557,423	264,557,423	369,851,994	634,409,417
Other comprehensive income			(239,461,323)	30,358,385	230,882	(323)	28	(208,872,351)		(208,872,351)	(181,746,725)	(390,619,076)
Comprehensive income										55,685,072	188,105,269	243,790,341
Dividends									(154,460,263)	(154,460,263)		(154,460,263)
Increase (decrease) through transfers and other changes			-		(230,882)		(824,692)	(1,055,574)	230,882	(824,692)	(276,038,110)	(276,862,802)
Total changes in equity	-	-	(239,461,323)	30,358,385	-	(323)	(824,664)	(209,927,925)	110,328,042	(99,599,883)	(87,932,841)	(187,532,724)
Equity at end of period 9/30/2012	2,824,882,835	158,759,648	(62,838,655)	30,048,120	-	13,513	(1,498,033,660)	(1,530,810,682)	2,343,296,922	3,796,128,723	2,912,492,410	6,708,621,133

Equity at beginning of period 01/01/2011	2,824,882,835	158,759,648	113,278,890	40,783,463	-	41,825	(1,505,891,534)	(1,351,787,356)	2,103,689,509	3,735,544,636	2,778,483,320	6,514,027,956
Changes in equity
Comprehensive income
Net income									319,025,580	319,025,580	368,765,776	687,791,356
Other comprehensive income			75,875,638	(44,526,838)	(594,935)	(1,637)	-	30,752,228		30,752,228	130,887,828	161,640,056
Comprehensive income										349,777,808	499,653,604	849,431,412
Dividends									(193,034,066)	(193,034,066)		(193,034,066)
Increase (decrease) through transfers and other changes			3,236,883		594,935		19,399,969	23,231,787	(18,722,786)	4,509,001	(264,140,099)	(259,631,098)
Total changes in equity	-	-	79,112,521	(44,526,838)	-	(1,637)	19,399,969	53,984,015	107,268,728	161,252,743	235,513,505	396,766,248
Equity at end of period 9/30/2011	2,824,882,835	158,759,648	192,391,411	(3,743,375)	-	40,188	(1,486,491,565)	(1,297,803,341)	2,210,958,237	3,896,797,379	3,013,996,825	6,910,794,204

The attached notes are an integral part of these consolidated financial statements.	Page 6

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Direct Cash Flow For the periods ending September 30, 2012 and 2011 (In thousands of Chilean pesos)

		January - September
Statement of Direct Cash Flow	Note	2012 ThCh$	2011 ThCh$
Cash flows from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services		5,782,965,768	5,749,515,628
Collections from royalties, payments, commissions, and other income from ordinary activities		65,796,607	60,940,405
Collections from premiums and services, annual payments, and other benefits from policies held		-	-
Other collections from operating activities		259,047,468	243,434,732
Types of payments
Payments to suppliers for goods and services		(3,194,536,965)	(3,097,168,021)
Payments on contracts held for intermediation or negotiation		-	2,537
Payments to and on behalf of employees		(310,205,238)	(277,900,050)
Payments on premiums and services, annual payments, and other obligations from policies held		(4,695,902)	(3,194,840)
Other payments for operating activities		(1,030,024,790)	(1,094,029,864)
Income tax reimbursed (paid)		(377,590,181)	(328,793,608)
Other inflows (outflows) of cash		(183,925,622)	(180,245,957)

Net cash flows from (used in ) operating activities		1,006,831,145	1,072,560,962

Cash flows from (used in) investment activities
Cash flows from losing control of subsidiaries or other business		-	12,662,234
Proceeds from the sale of property, plant and equipment		400,344	3,578,768
Purchase of property, plant and equipment		(374,535,018)	(353,971,126)
Proceeds from the sales of intangible assets		-	7,591,006
Purchases of intangible assets		(142,113,526)	(133,280,056)
Purchases of other long-term assets		(2,346,720)	(1,854,895)
Prepayment of cash and loans to third parties		-	(1,258,611)
Collections from futures, forward, options, and swap contracts		-	-
Dividends received		6,848,284	4,012,669
Interest received		43,027,279	15,455,922
Other inflows (outflows) of cash		(24,312,119)	6,290,518

Net cash flows from (used in) investment activities		(493,031,476)	(440.773.571)

The attached notes are an integral part of these consolidated financial statements.	Page 7

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Direct Cash Flow For the periods ending September 30, 2012 and 2011 (In thousands of Chilean pesos)

		January - September
Statement of Direct Cash Flow	Note	2012 ThCh$	2011 ThCh$

Cash flows from (used in) financing activities
Total proceeds from loans		331,334,292	491,955,812
Proceeds from long-term loans		238,472,940	58,077,250
Proceeds from short-term loans		92,861,352	433,878,562
Loans from related companies		-	-
Repayments from borrowings		(540,161,471)	(448,529,016)
Payments of finance lease liabilities		(7,417,374)	(8,640,208)
Payments from loans to related companies		-	-
Dividends paid		(437,636,861)	(566,337,573)
Interest paid		(203,679,096)	(186,250,863)
Other inflows (outflows) of cash		(21,936,630)	(5,251,186)

Net cash flows from (used in) financing activities		(879,497,140)	(723,053,034)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(365,697,471)	(91,265,643)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(71,560,995)	67,364,582
Net increase (decrease) in cash and cash equivalents		(437,258,466)	(23,901,061)
Cash and cash equivalents at beginning of period	5	1,219,921,268	961,355,037
Cash and cash equivalents at end of period	5	782,662,802	937,453,976

The attached notes are an integral part of these consolidated financial statements.	Page 8

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENERSIS S.A. AND SUBSIDIARIES

ENERSIS S.A. AND SUBSIDIARIES

ENERSIS S.A. AND SUBSIDIARIES

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enersis S.A. (hereinafter the Parent Company or the Company) and its subsidiaries comprise the Enersis Group (hereinafter Enersis or the Group).

Enersis S.A. is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS) under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC) and with Spain’s Comisión Nacional del Mercado de Valores. The Company’s shares have been listed on the New York Stock Exchange since 1993 and on the Latibex since 2001.

Enersis S.A. is a subsidiary of Endesa, S.A., a Spanish company controlled by Enel S.p.A. (hereinafter Enel).

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Later on, the Company changed its by-laws and its name to Enersis S.A. effective August 1, 1988. For tax purposes, the Company operates under Chilean tax identification number 94,271,000-3.

As of September 30, 2012, the Group had 11,093 employees. During 2012, the Group averaged a total of 11,006 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy in any of its forms, whether in Chile or abroad, either directly or through another company. It is also engaged in telecommunications activities, and it provides engineering consultation services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing its investments in, subsidiaries and associates that generate, transmit, distribute, or sell electricity, or whose corporate purpose includes any of the following:

(i)	energy in any kind or form,

(ii)	supplying public services, or services whose main component is energy,

(iii)	telecommunications and information technology services, and

(iv)	Internet-based intermediation business.

The Company’s 2011 consolidated financial statements were approved by the Board of Directors at a meeting held on January 31, 2012. The consolidated financial statements were then submitted to the consideration of a General Shareholders Meeting held on April 26, 2012, which gave its final approval on the consolidated financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the main economic environment in which Enersis operates. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.m.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1   Accounting principles

The September 30, 2012 unaudited interim consolidated financial statements of Enersis and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standards (IAS) 34, Interim Financial Reporting, and approved by its Board of Directors at its meeting held on November 6, 2012.

These interim consolidated financial statements present fairly the financial position of Enersis and its subsidiaries as of September 30, 2012 and December 31, 2011, as well as the results of operations, the changes in equity, and the cash flows for the periods ended September 30, 2012 and 2011.

These interim consolidated financial statements have been prepared using cost method accounting applied to the business in operation principle except, in accordance with IFRS, those assets and liabilities that are reported at a fair value and those non-current assets and groups that are available for sale, which are recorded at the book value or the fair value minus sales costs, whichever is lower (see Note 3).

These interim consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS and the interpretations of the IFRS Interpretation Committee (hereinafter IFRIC) and its predecesor Standards Interpretation Committee.

Our results at 30 September 2012 was not significantly affected by seasonal effects.

2.2 New accounting pronouncements

a)	Accounting pronouncements effective from January 1, 2012:

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IFRS 7: Financial Instruments: Disclosures

Modifies the disclosure requirements when financial assets are transferred to promote transparency and to facilitate an analysis of the risks may affect the entity’s financial situation.

Annual periods beginning on or after July 1, 2011
Amendment to IAS 12: Income taxes Provides an exception to the general principles of IAS 12 for investment properties measured using the fair value model contained in IAS 40, “Investment Properties.”	Annual periods beginning on or after January 1, 2012

The application of these accounting pronouncements has not had any significant effects for the Group.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b)	Accounting principles effective from January 1, 2013:

As of the issuance date of these interim consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but they were not yet mandatory:

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IAS 1: Presentation of financial statements

Modifies aspects of presenting the components of “Other comprehensive income,” requiring that these components be grouped into those that will and those that will not subsequently be reclassified as losses and gains.

Annual periods beginning on or after July 1, 2012

IFRS 10: Consolidated financial statements

Establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

Annual periods beginning on or after January 1, 2013

IFRS 11: Joint agreements

Redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint venture) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint venture).

Annual periods beginning on or after January 1, 2013

IFRS 12: Disclosures of interest held in other entities

Requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these interest affect the entity’s financial situation, financial performance, and cash flows.

Annual periods beginning on or after January 1, 2013

IFRS 13: Measurement of fair value

Establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the measurement of the fair value of their assets and liabilities.

Annual periods beginning on or after January 1, 2013

New IAS 27: Separate financial statements

When IFRS 10 was issued, it eliminated from IAS 27 everything connected with consolidated financial statements, restricting its scope only to separate financial statements.

Annual periods beginning on or after January 1, 2013

New IAS 28: Investments in associated companies and joint business

Modified by the effect of the issuance of IFRS 10 and IFRS 11 in order to make the definitions and other clarifications contained in these new IFRS consistent.

Annual periods beginning on or after January 1, 2013
Amendment to IFRS 7: Financial instruments: Disclosures Clarifies the disclosure requirements for the offsetting of financial assets and liabilities.	Annual periods beginning on or after January 1, 2013

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IAS 19: Employee benefits

Modifies recognition and disclosure of changes in the obligations from defined benefit plans and in the assets affected by the plan, eliminating the corridor method and accelerating recognition of costs from past services.

Annual periods beginning on or after January 1, 2013

Amendment to IAS 32: Financial instruments: Presentation

Clarifies the requirements for the offsetting of financial assets and financial liabilities in order to eliminate the inconsistencies from applying the current IAS 32 criteria for offsetting.

Annual periods beginning on or after January 1, 2014

IFRS 9: Financial instruments: Classification and measurement

The first stage of the IASB project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” Modifies classification and measurement of financial assets and includes treatment and classification of financial liabilities.

Annual periods beginning on or after January 1, 2015.
Improvements to the IFRS A series of improvements that are necessary but not urgent and that modify the following standards: IFRS 1, IAS 1, IAS 16, IAS 32 , and IAS 34.	Annual periods beginning on or after January 1, 2013

Transition Guide (Amendments to IFRS 10, 11, and 12)

These amendments clarify the transition guide for IFRS 10. They also simplify the transition of IFRS 10, IFRS 11, and IFRS 12, limiting the requirements to provide adjusted comparative information to the preceding comparative period only. In addition, for disclosures related to entities with non-consolidated structures, the amendments remove the requirement to present comparative information for periods prior to the first application if IFRS 12.

Annual periods beginning on or after January 1, 2013

The Group is assessing the impact of applying IFRS 9, IFRS 10, IFRS 11, IFRS 12, and IFRS 13 from the date they go into effect. In Management’s opinion, the application of other standards, interpretations, and amendments pending application will not have a significant effect on the consolidated financial statements of Enersis and its subsidiaries.

2.3	Responsibility for the information given and estimates made

The Company’s Board of Directors is responsible for the information contained in these interim consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the interim consolidated financial statements, certain estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses, and commitments recorded in the statements.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

These estimates basically refer to:

-	The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.e).

-	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.l.1 and 23).

-	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 20).

-	Energy supplied to customers whose meter readings are pending.

-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements.

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

-	Future disbursements for the closure of facilities and restoration of land (see Note 3.a).

-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these interim consolidated financial statements (see Note 3.o).

Although these estimates have been based on the best information available on the issuance date of these interim consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects of such an estimation change in the corresponding future consolidated financial statements.

2.4	Subsidiaries and jointly controlled entities

Subsidiaries are defined as entities in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such entities.

Jointly controlled entities are those in which the situation described in the preceding paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix 1 of these interim consolidated financial statements, entitled Enersis Group Companies, describes Enersis’ relationship with each of its subsidiaries and jointly controlled entities.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

2.4.1   Changes in the scope of consolidation

The process of selling the companies Compañía Americana de Multiservicios (CAM) and Synapsis Servicios y Soluciones Informáticas IT (Synapsis) was completed during the first quarter of 2011. The sale of CAM was concluded on February 24, 2011 for the amount of ThCh$ 6,775,748 (US$14.2 million), while the sale of Synapsis was finalized on March 1, 2011 for ThCh$ 24,710,920 (US$ 52 million). For more information, see Note 11.

The elimination of CAM and Synapsis from the Enersis consolidated statements has resulted in reductions in the consolidated statement of financial position of ThCh$ 80,050,947 in current assets, ThCh$ 31,003,337 in non-current assets, ThCh$ 56,359,935 in current liabilities, and ThCh$ 14,558,579 in non-current liabilities.

During 2012 there were no significant changes in the Enersis Group’s scope of consolidation.

The section titled “Changes in the Enersis Group Scope of Consolidation,” included as Appendix No. 2 to these consolidated financial statements, lists the companies included within the scope of the Group’s consolidation, together with information on the Group’s respective ownership interest percentages.

2.4.2  Consolidated companies with an ownership interest of less than 50%

Although the Enersis Group holds less than a 50% interest in Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa) and in Empresa Generadora de Energía Eléctrica S.A. (Emgesa), they are considered subsidiaries since the Group exercises control over the entities, either directly or indirectly, through contracts or agreements with shareholders, or as a consequence of their structure, composition, and shareholder classes.

2.4.3  Non-consolidated companies with an ownership interest of over 50%

Although the Enersis Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a jointly controlled entity since the Group, through contracts and agreements with shareholders, exercises joint control of the company.

2.5    Associated companies

Associated Companies are those in which Enersis, either directly or indirectly, exercises significant influence. In general, significant influence is assumed to be those cases in which the Group has an ownership interest of over 20% (see Note 3.h).

Appendix 3 to these interim consolidated financial statements, entitled “Associated Companies,” describes Enersis’ relationship with each associated company.

2.6    Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

Jointly controlled entities are consolidated using the proportional consolidation method. The Group recognizes, line by line, its share of the assets, liabilities, income, and expenses of such entities, so the adding of balances and subsequent eliminations take place only in proportion to the Group’s ownership interest in them.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The comprehensive income of subsidiaries and jointly controlled entities is included in the consolidated comprehensive income statement from the effective date of acquisition until the effective date of disposal or termination of joint control, as applicable.

The parent company’s and its subsidiaries’ operations, as well as those of jointly controlled entities, have been consolidated under the following basic principles:

1.

At the date of acquisition, the assets, liabilities, and contingent liabilities of the subsidiary or jointly controlled entity are recorded at market value. If, in the parent company’s stake, there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the company acquired, including contingent liabilities, this difference is recorded as goodwill. If the difference is negative, it is recorded as a credit to income.

2.

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.

For items in the comprehensive income statement, the average exchange rate for the year is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of generation.

Exchange differences arising in the conversion of the financial statements are recognized in the item “Exchange difference on translation” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 24.2).

Translation adjustments that existed at Enersis’ transition date to IFRS, on January 1, 2004, were transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS” (see Note 24.5).

All balances and transactions between consolidated companies, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

3.     ACCOUNTING PRINCIPLES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)        Property, plant, and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.54% and 10.17%. The amount capitalized for this concept amounted to ThCh$ 21,108,541 and ThCh$ 23,068,441 for the periods ended September 30, 2012 and 2011, respectively.

-

Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended September 30, 2012 and 2011 were ThCh$ 23,627,678 and ThCh$ 22,450,011, respectively.

-

Future disbursements that the Group will have to make to close their facilities are incorporated into the value of the asset at present value, recording in the accounting the corresponding provision. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

-

Items acquired before the Group’s date of transition to IFRS, on January 1, 2004, include in the purchasing cost, where appropriate, asset reappraisals permitted in the various countries to adjust the value of the property, plant and equipment for inflation as of that date (see Note 24.5).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization, or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as a greater cost for the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Expenses for periodic maintenance, conservation, and repair are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.e), considers that the book value of assets does not exceed their net recoverable value.

Property, plant, and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates are periodically reviewed and, if appropriate, adjusted prospectively.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The following are the main categories of property, plant, and equipment with their respective estimated useful lives.

Categories of Property, plant, and equipment	Years of estimated useful life
Buildings	22-100
Plant and equipment	3-65
IT equipment	3-15
Fixtures and fittings	5-21
Motor vehicles	5-10
Other	2-33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generating facilities:
Hydroelectric power plants
Civil engineering works	35-65
Electromechanical equipment	10-40
Coal-fired / fuel-oil power plants	25-40
Combined cycle plants	10-25
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-60
Low- and medium-voltage network	10-60
Measuring and remote control equipment	3-50
Other facilities	4-25

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Regarding the administrative concessions held by the Group’s electric companies, the following lists the years remaining until expiration for the concessions that do not have an indefinite term:

Concession holder and operator	Country	Concession term	Period remaining until expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	95 years	75 years
Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	11 years
Transportadora de Energía S.A. (Transmission)	Argentina	85 years	75 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	87 years	75 years
Central Eléctrica Cachoeira Dourada S.A. (Generation)	Brazil	30 years	15 years
Central Generadora Termoeléctrica Fortaleza S.A. (Generation)	Brazil	30 years	19 years
Companhía de Interconexao Energética S.A. (CIEN - Line 1)	Brazil	20 years	8 years
Companhía de Interconexao Energética S.A. CIEN - Line 2)	Brazil	20 years	10 years

The Group’s management evaluated the specific contract term of each of the aforementioned concessions, which vary by country, business activity, and jurisprudence, and concluded that, with the exception of CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Agreements,” which establishes how to record and value certain types of concessions (see Note 3.d.1 for concession agreements within the scope of IFRIC 12).

On April 19, 2011, our subsidiary CIEN successfully completed the change in business model that we had previously been reporting. Under the new agreement, the Government continues to control the infrastructure, but CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices).

Under this business model, its concessions fall within the scope of Standard IFRIC 12, but the infrastructure has not been derecognized due to the fact that CIEN has not substantially transferred the significant risks and benefits to the Brazilian Government.

Concession contracts not covered under IFRIC 12 are recognized according to general criteria. To the extent that the Group recognizes assets as property, plant, and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any required investment, improvement, or replacement made by the Group is calculated as an impairment to Property, Plant, and Equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b)    Investment property

“Investment property” includes primarily land and buildings held for the purpose of earning rental income and/or for capital appreciation.

Investment property is valued at acquisition cost less any accumulated depreciation and impairment losses that have been incurred. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

The breakdown of the fair value of investment property is detailed in Note 16.

c)    Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and the Group’s share of the fair value of assets and liabilities, including identifiable contingent liabilities of a subsidiary at the acquisition date.

Acquired assets and liabilities are temporarily valued as of the date the company takes control and reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the acquired assets and liabilities and of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of transition to IFRS, on January 1, 2004, is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (see Notes 14 and 24.5).

Goodwill is not amortized; instead, at each period end the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.e).

d)    Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful life, starting from the time that they are in usable condition, except for those with an indefinite useful life, which are not amortized. As of September 30, 2012, there were no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous fiscal years are explained in letter e) of this Note.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

d.1)    Concessions

IFRIC 12, “Service Concession Agreements,” provides accounting guidelines for public-to-private service concession agreements. This accounting interpretation applies if:

a)	The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)	The grantor controls – through ownership, beneficial entitlement, or otherwise – any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the consideration received by the Group for the infrastructure construction is recognized at its fair value, as either an intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used; or as a financial asset when the Group has an unconditional contractual right to receive cash or other financial asset from the grantor or a third party. The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s provision accounting policy (see Note 3.l).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in Note 3 a) above, provided that the Group has a contractual right to receive an intangible asset. No finance expenses were capitalized during the periods ended on September 30, 2012 and 2011.

Additionally, during the periods ended September 30, 2012 and 2011, employee expenses directly attributable to construction in progress, amounting to ThCh 12,399,742 and ThCh$ 13,214,962, respectively, were capitalized.

The subsidiaries that have recognized an intangible asset from their service concession agreements are the following:

Concession holder and operator	Country	Term	Period remaining to expiration
Ampla Energía e Serviços S.A. (*) (Distribution)	Brazil	30 years	14 years
Companhia Energética do Ceará S.A. (*) (Distribution)	Brazil	30 years	16 years
Concesionaria Túnel El Melón S.A. (Highway Infrastructure)	Chile	23 years	4 years

(*) Considering that part of the rights acquired by our subsidiaries are unconditional, a financial asset at amortized cost has also been recognized (see Notes 3.g.1 and 7).

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

d.2)     Research and development expenses

The Group follows the policy of recording the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses amounted to ChTh$826,869 and ThCh$1,391,315 for the periods ended of September  30, 2012 and 2011, respectively.

d.3) Other intangible assets

These intangible assets correspond primarily to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software programs are amortized, on average, over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e)    Asset impairment

During the period, and principally at period end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the market value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country. At the end of 2011, projections were extrapolated from the following rates:

Country	Currency	2011
Growth Rate
Chile	Chilean peso	4.2% - 5.3%
Argentina	Argentine peso	7.0% - 7.9%
Brazil	Brazilian real	5.0% - 6.0%
Peru	Peruvian sol	3.2% - 4.3%
Colombia	Colombian peso	4.4% - 5.2%

These flows are discounted to calculate their current value at a before-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The current cost of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate this value.

The following are the before-tax discount rates applied in 2011, expressed in nominal terms:

Country	Currency	2011
		Minimum	Maximum
Chile	Chilean peso	8.0%	10.1%
Argentina	Argentine peso	15.0%	17.1%
Brazil	Brazilian real	9.5%	11.6%
Peru	Peruvian sol	7.3%	9.3%
Colombia	Colombian peso	8.9%	10.9%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

The following procedure is used to determine the need to adjust financial assets for impairment:

-      In the case of commercial assets, in both our generation and transmission segment and the electricity distribution segment, the Group’s policy is to record impairment through an allowance account based on the age of past-due balances. This policy is generally applied except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically owned companies.

-      In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non-commercial financial assets.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

f)      Leases

The Group applies IFRIC 4 to assess whether an agreement is or contains a lease. Leases that transfer to the lessee substantially all of the risks and rewards inherent in ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized when the agreement begins. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are divided between finance expense and principal reduction. The finance expense is recorded in the income statement and distributed over the lease term, so as to obtain a constant interest rate for each period over the balance of the debt pending amortization. The asset depreciates on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset depreciates over the shorter term between the useful life of the asset and the term of the lease.

Operating lease payments are expensed on a straight-line basis over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

g)      Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one company and a financial liability or equity instrument in another company.

g.1)      Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 12) and those held for sale (Note 11), into four categories:

-

Trade and other current receivables and Accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncharged interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and is charged to finance income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

-	Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity is accounted for at amortized cost as defined in the preceding paragraph.

-

Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories and consist almost entirely of financial investments in equity instruments (see Note 6).

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. For interests in unlisted companies or companies with very little liquidity, normally the market value cannot be reliably determined. When this occurs, those interests are valued at acquisition cost or a lesser amount if evidence of impairment exists.

Changes in fair value, net of tax, are recorded in the consolidated statement of comprehensive income: Other comprehensive results, until the investments are disposed of, at which time the amount accumulated in this account for that investment is fully charged to the period’s profit or loss.

Should the fair value be less than the acquisition cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the period’s losses.

Purchases and sales of financial assets are accounted for using their trade date.

g.2)  Cash and cash equivalents

This account within the statement of consolidated financial position includes cash and bank balances, time deposits, and other highly liquid investments with a maturity of three months or less when acquired, readily convertible to cash and which are subject to insignificant risk of changes in value.

g.3) Financial liabilities other than derivatives

Financial liabilities are generally recorded based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are valued at their amortized cost, using the effective interest rate method (see Note 3.g.1).

In the particular case that a liability is the underlying item of a fair value hedge derivative, as an exception, such liability will be valued at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both in the cases when it is recorded in the statement of financial position and for fair value disclosure purposes as seen in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment’s currency.

g.4) Derivative financial instruments and hedge accounting

Derivatives held by the Group are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive value is recorded in “Trade and other current receivables,” and negative values are recorded in “Trade and other current liabilities.”

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recorded as follows:

-

Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value, as is the hedge instrument, and any changes in the value of both are recorded in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

-

Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Reserve of cash flow hedges.” The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

A hedge is considered highly effective when changes in the fair value or the cash flows of the underlying item directly attributable to the hedged risk, are offset by changes in the fair value or the cash flows of the hedging instrument, with effectiveness ranging from 80% to 125%.

The Company does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

-	The sole purpose of the agreement is for the Group’s own use.

-	The Group’s future projections justify the existence of these agreements for its own use.

-

Past experience with agreements shows that they have been utilized for the Group’s own use, except in certain isolated cases when they had to be used for exceptional reasons or reasons associated with logistical issues beyond the control and projection of the Group.

-	The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, the electricity purchase contracts are used to make sales to end-customers, and the electricity sale contracts are used to sell the company’s own product.

The Company also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken together they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

g.5) Fair value measurement and classification of financial instruments

The fair value of the various derivative financial instruments is calculated as follows:

-	For derivatives traded on a formal market, by its quoted price as of year-end.

-

The Group values derivatives not traded on formal markets by using discounted expected cash flows and generally accepted options valuation models, based on current and future market conditions as of year-end.

Using the procedures described, the Group classifies financial instruments at the following levels:

Level 1:	Quoted price (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

g.6) Derecognition of financial assets

Financial assets are derecognized when:

-

The contractual rights to receive cash flows related to the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more receivers.

-

The Group has substantially transferred the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control over the asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

h) Investments accounted for using the equity method

Investments in associates in which the Group has significant influence are recorded using the equity method.

The equity method consists of recording the investment in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless there is a commitment from the Group to support the company’s negative equity situation, in which case a provision is recorded.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Group is entitled based on its interest is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Appendix No. 3, “Enersis Group Associated Companies,” included in these interim consolidated financial statements, provides information about Enersis’ relationship with each of its associates.

i) Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

j) Non-current assets held for sale and discontinued operations

The Group classifies the following as “Non-current assets held for sale”: property, plant and equipment; intangible assets; investments accounted for using the equity method and disposals groups (a group of assets to be disposed of and the liabilities directly associated with those assets), if as of the date of the consolidated financial statements, the Group has taken active measures for their sale and estimates that such a sale is highly probable.

These held-for-sale assets or disposal groups are valued at the lower of their book value or fair value less selling costs. Depreciation and amortization on these assets cease when they meet the criteria to be classified as held for sale.

Non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in these consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups classified as held for sale,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups classified as held for sale.”

The Group classifies as “Discontinued operations” those separate major lines of business that have been sold, or disposed of in another way, or those that may be classified as held for sale, including other assets that are part of the same coordinated sales or disposal plan. In the same way, entities that have been acquired solely in order to be resold are also considered “Discontinued operations”.

The components of profit or loss after taxes from discontinued operations are presented as a single line item in the consolidated comprehensive income statement as “Net income from discontinued operations.”

k)    Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded under the heading Total Equity – Retained earnings. As of September 30, 2012, there are no treasury shares, and no transactions with treasury shares were made during the 2012 and 2011 fiscal periods.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

l)    Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events which may negatively impact the Group’s equity, and whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that the Group will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

l.1)  Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if applicable.

For each of the plans, any positive difference between the actuarial liability for past services and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position, and any negative difference is recognized under line item “Other financial assets” within non-current assets in the consolidated statement of financial position, provided that the negative difference is recoverable by the Group, usually through a reduction in future contributions and taking into consideration the limit established in IFRIC 14, “IAS 19 The limit on a defined benefit asset, minimum funding requirements, and their interaction.”

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

Actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized directly under “Equity - Retained earnings.”

m)  Conversion of balances in foreign currency

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Likewise, at the end of each period, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

The Group has established a policy to hedge the portion of its subsidiaries’ revenue that is directly linked to variations in the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

n)    Current / non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations may have been be classified as long-term liabilities.

o)    Income tax

Income taxes for the period are determined as the sum of current taxes from the Group’s different subsidiaries and result from applying the tax rate to the taxable base for the period, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized or settled.

Current taxes and changes in deferred tax assets and liabilities not arising from business combinations are recorded in income or in equity in the statement of financial position, based on where the gains or losses originating them were recorded.

Deferred tax assets and tax credits are recognized only when it is likely that future tax gains will be sufficient to recover deductions for temporary differences and make use of tax credits.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and jointly-controlled companies in which the Group can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Any deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, in order to ensure they remain current and otherwise make any necessary corrections based on the results of this analysis.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

p)    Revenue and expense recognition

Revenues and expenses are recognized on an accrual basis.

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

The Group excludes from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services of a similar nature, the exchange is not regarded as a revenue-generating transaction.

The Group records the net amount of non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Interest income (expense) is recognized at the effective interest rate applicable to the outstanding principal over the repayment period.

These criteria for recognizing revenues and expenses are applied throughout the Enersis Group’s lines of business.

q)    Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of Enersis (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent Company held by the Group, if any.

During the periods ended on September 30, 2012 and 2011, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r)    Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on a yearly basis, prorated by the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

As it is practically impossible to achieve a unanimous agreement given Enersis’ highly fragmented share capital, as of the end of each period the amount of the dividend obligation to its shareholders is determined, net of interim dividends approved during the year, and then accounted for in “Trade and other current payables” or “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)     Systems of share-based remunerations

When Group employees take part in remuneration plans tied to the price of Enel stock, and the cost of the plan is borne by this company, the Group records the fair value of the Enel liability as an expense for employee benefits. At the same time, an increase is recorded to equity under Other Reserves for the same amount, representing Enel’s contribution (see Note 8.3).

t)     Cash flow statements

Starting in this fiscal year, Enersis voluntarily modified the presentation of its cash flows from operating activities, changing from the indirect to the direct method. This change was applied retroactively to the presentation of the consolidated cash flow statement for the period ended on September 30, 2011.

The cash flow statement reflects the changes in cash that took place during the period, using the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

-	Investment activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.     SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

There are different regulations in the Latin American countries in which the Group operates. The main characteristics of each business are discussed below.

4.1   Generation:

Chile

In Chile, the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining —whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law)— as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and, finally, the recently created Ministry of Energy, which will be responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (“ChCNE”), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy. The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical view point, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. Given their characteristics, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to CDEC-organized energy transfers occurring among power generating companies.

Therefore, a company’s decision to generate electricity is subject to the CDEC’s operation plan. On the other hand, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generating company may have the following types of customers:

(i) Regulated customers: Those residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2000 kW may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors will be replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(ii) Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 2,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 2,000 kW, as indicated in the preceding paragraph, have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum stay of at least four years under each pricing system.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

(iii) Spot market: This represents energy and capacity transactions among generating companies that result from the CDEC’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CDEC. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CDEC to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Beginning in 2010 with the enactment of Law 20,018, distribution companies must have enough supply permanently available to cover their entire demand projected for a period of three years; to do so, they must carry out long-term public bidding processes.

Regarding renewable energy, in April of 2008 Law 20,257 was enacted, which encourages the use of Non-Conventional Renewable Energies (NCRE). The principal aspect of this law is that at least 5% of generators’ energy sold to its customers should come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached.

The rest of Latin America

In the other Latin American countries where the Group operates, different regulations are enforced. In general, regulations in Brazil, Argentina, Peru, and Colombia allow participation of private capital in the electricity sector, uphold free competition in electricity generation, and define criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in this activity. Unlike Chile, state-owned companies participate in the electricity sector together with private companies in the electricity generation, transmission, and distribution activities.

The participation of companies in different activities (generation, distribution, and commercial), is allowed, as long as these activities are properly separated, both from an accounting and corporate point of view. Nevertheless, the transmission sector is where the strictest restrictions are usually imposed, mainly due to its nature and the need to assure adequate access to all players.

In regards to the main characteristics of the electricity generation business, it can be said that in general, these are open markets in which private players are free to make their own investment decisions. The exceptions are: Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the electricity system’s expansion by establishing capacity quotas by technology (separate bids for thermal, hydraulic, or renewable energies) or participates directly by organizing public bids for specific projects; and Argentina where, despite the government’s promotion of initiatives to encourage electricity investments, such as “Energía Plus,” installed capacity has not increased as much as expected. On November 25, 2010, the Ministry of Energy and the participants in the electricity generation market signed an agreement that, among other aspects, seeks to increase new generation project developments financed with funds that make up part of the outstanding debt that the Argentine government has with electricity companies.

The operation in these countries is coordinated in a centralized manner in which an independent operator coordinates the dispatch of electrical charges. Except for Colombia, where charge dispatched is based on prices offered by the players, in the other countries charge dispatched is centralized, based on variable production costs in order to ensure the fulfillment of the demand at a minimum cost for the system. From that dispatch, the marginal cost, which defines the price for spot transactions, is determined.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Nevertheless, in Argentina and Peru to some extent there is currently intervention in setting prices in these marginal generation markets. This has occurred in Argentina since the 2002 crisis, and in Peru as a result of a recent Emergency Law enacted in 2008 that defines an idealized marginal cost, considering that no actual restrictions exist on the transportation system for gas and electricity.

In Colombia, Brazil, Peru, and Argentina, generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define this status vary in each market. The principal differences among the markets involve how energy sales are regulated among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users.

Initially, Argentine law contemplated that the selling price charged by generators to distributors would have to be obtained from a centralized calculation of the average spot price expected for the next six months. However, after the 2002 crisis, Argentine authorities have established the price arbitrarily, forcing intervention in the marginal system and provoking a mismatch between actual generation costs and payment of the demand through distributors. Additionally, energy that can be sold by generators is limited to the demand that each generator had sold via energy contracts during the May – June 2005 period.

In Brazil, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

In Colombia, distributors are free to decide their supply, being able to define the conditions of public bidding processes where they acquire energy for the regulated market, and they are able to buy energy on the spot market. Prices paid by end users reflect an average of the purchase price. Since 2004, the CREG (the Colombian Energy and Gas Regulation Commission) is working on a proposal to modify the energy contracting system in the Colombian market. Under the proposal, the existing contracting system will be modified into an electronic contract system. This mechanism will replace the current bidding process for energy auctions with standardized commercial conditions, where contractual demand will be treated as a single aggregate demand.

In Peru, as in Chile, distributors are obligated to enter into contracts, and the legislation was amended so that public bids for energy would be based on distributor requirements. Currently, there are only a few contracts between generators and distributors that are in force at “bar price” (the equivalent of the node price in Chile), which is set on the basis of centralized calculations. However, since 2007 contracts are based on public bids. Authorities approve the terms and conditions for the bidding and set the maximum price for each bid.

With the exception of Colombia, in all the other countries there is some statute in force that promotes the use of renewable energy. In practical terms, there are no incentives or obligations similar to those in Chile that would push these renewable energy technologies to be competitive on a larger scale. Authorities are responsible for promoting specific bidding processes under special conditions in order to make these projects viable.

4.2 Distribution:

General aspects

In the five countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Chile

In Chile, the Distribution Value Added (VAD) is established every four years. For this, the local regulator, (i.e. the CNE) classifies companies in accordance with typical areas that group together companies with similar distribution costs. A distribution company’s return on investment depends on the company’s performance compared to model company standards defined by the regulator. In April 2009, the regulator published tariff formulas which are effective for the period November 2008 through November 2012. In 2012 the Study process was initiated for calculating the components of the Distribution Value Added for the next tariff period, namely 2012-2016. On September 3, 2012 Chilectra handed the study in to the CNE; its results count for 1/3 of the value of the new tariffs. The remaining 2/3 of the new tariff values correspond to the contribution made by the study carried out by the CNE.

The rest of Latin America

Similarly, in Peru, the VAD is calculated every 4 years, also using a model company method based on a typical area. The tariffs for the 2009-2013 period were published in October 2009.

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (ORT) which are conducted periodically in accordance with the provisions in the concession contracts (in Coelce every 4 years and in Ampla every 5 years); (ii) Annual adjustment (IRT); and (iii) Extraordinary Reviews.

At the end of 2011, the ANEEL regulating agency issued the modifications to the tariff calculation methods used for the third round of periodic reviews; one of the major changes is the decrease in the WACC. The most recent annual adjustments made by ANEEL were in March 2012 for Ampla and in April 2012 for Coelce.

The latest ORT revision for Ampla is applicable for the 2009-2013 periods and for Coelce for the 2007-2014 period. Coelce’s ORT for the 2011-2014 period, based on the new tariff methodology for the third round, was applied starting on April 22, 2012 and was calculated retroactively to April 2011. The Resolution requiring the annual readjustment also included the results of the Ordinary Tariff Review.

In Colombia, the Comisión de Regulación de Energía y Gas - CREG established in 2008 a new methodology for calculating the rate of return applicable to compensation for distribution, set a new value for that rate, and issued a new methodology for establishing the charges for regional transmission and local distribution systems use. In October 2009, the CREG published the distribution charges for Codensa, which will be in effect until October 2013 or until the Commission approves new charges. In 2011, the CREG carried out a study of the productivity index of the sales industry and issued the final resolutions of the Sales Regulations and loss management plans. The revision process for the sales charge will be carried out in 2012.

In Argentina, tariffs were frozen after the country’s debt default in 2001. Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo.” Starting in that year, tariff adjustments (positive impact in the VAD) and inflation readjustments (via the cost monitoring mechanism, MMC) were made. The last adjustment through the application of the MMC was for May-October 2007, and MMC adjustments not transferred to tariffs for subsequent periods remain pending to date. In July 2008 increases were authorized for clients with consumption in excess of 650 kWh quarterly, and in October 2008 the government approved an increase for consumption in excess of 1,000 kWh per month; this last increase is a pass-through to the generators and was suspended between June and September 2010 but restarted in October 2010. During the first few months of 2010, Edesur submitted the rate charts applying Resolution 467/08 and the complementary information requested by ENRE; the Comprehensive Tariff Review (RTI) of Edesur’s concession contract covered in the Renegotiation Agreement Accord is still pending. At the end of 2011, the Government announced a reduction in state subsidies, and a seasonal price increase was established for customers in certain businesses and industries and for some segments of residential customers in specific geographic areas.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

-	Market for unregulated customers

In the countries where the Group operates, distributors can supply their customers under a regulated or freely agreed conditions. The supply limitations imposed on the unregulated market are as follows.

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW
Chile	> 500 kW
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (*)

(*). In April 2009, Peru established that clients between 200 and 2,500 kW could choose between the regulated and unregulated markets. Those over 2,500 kW are required to be unregulated customers.

-	Limits on integration and concentration

In general, current legislation defends free competition and defines criteria to avoid certain levels of economic concentration and/or market practices that would lead to a deterioration of the market.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transport sector mainly because of its nature and the need to guarantee adequate access to all agents. In Argentina and Colombia there are specific restrictions if generation or distribution companies want to become majority shareholders in transportation companies.

Additionally, in Colombia, companies that were created after 1994 may only engage in activities that are complementary to generation-sales and distribution-sales. Generation companies cannot hold an interest of over 25% in a distribution company and vice versa. Moreover, companies in Peru need a permit from the local authority if they have an ownership interest of more than 5% in one business activity and wish to take an ownership stake in a company in another business activity.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Chile, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution. In Peru, integrations are subject to authorization if such integration is 5% vertical and 15% horizontal. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities. Finally in Brazil, since 2007 there have been no restrictions to generation integration. As for distribution, there are concentration limits, both on a national and electric subsystem level. On a national level, the authorities allow a 20% concentration in both segments. As for the electric subsystem, the limit is 35% of the North and Northeast subsystems and 25% of the South, Southeast, and Midwest subsystems.

With regard to consolidations and mergers between agents of the same segment, current regulation requires authorization from the local regulator.

-	Access to the grid

In the countries where the Group operates, the right of access and toll or access price is regulated by the local authority.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

In Peru, the toll-setting process that recognizes investments in Secondary and Complementary Transmission Systems for the period July 2006 through April 2013, and which are effective starting November 1, 2009, was concluded back in 2009.

In Chile, during 2010, local authorities developed part of the tariff process for determining the Subtransmission System’s Annual Value for the period 2011 through 2014. The CNE published the final technical report on May 13, 2011. Chilectra submitted its discrepancies to the Panel of Experts on June 3, 2011 and explained the grounds for these discrepancies in a public hearing on June 16. The Panel of Experts issued its ruling on August 8. The CNE incorporated this ruling and drew up a final technical report on 26 October, which the Ministry of Energy will use to publish its subtransmission tariff decree. The Decree has not yet been issued; it will be retroactive to January 2011.

5.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of September 30, 2012 and December 31, 2011 is as follows:

Cash and cash equivalents	Balance at
	9-30-2012	12-31-2011
	ThCh$	ThCh$

Cash balances	2,069,190	1,287,851
Bank balances	154,402,364	269,065,858
Time deposits	478,277,136	398,152,529
Other fixed-income instruments	147,914,112	551,415,030

Total	782,662,802	1,219,921,268

Short-term time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly comprised of resale agreements maturing in 30 days or less. There are no amounts of cash and cash equivalents balances held by the Group that are not available for its use.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	9-30-2012	12-31-2011
	ThCh$	ThCh$
Chilean peso	161,440,655	535,594,942
Argentine peso	20,353,164	27,058,157
Colombian peso	160,668,410	268,199,899
Brazilian real	354,621,700	278,155,164
Peruvian sol	46,662,004	38,902,348
U.S. dollar	38,916,869	72,010,758
Total	782,662,802	1,219,921,268

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

c)	The following table shows the amounts received from the disposal of subsidiaries:

Disposal of subsidiaries	9-30-2012	12-31-2011
	ThCh$	ThCh$
Inflow received for disposals in cash and cash equivalents	-	31,486,668
Inflow of cash and cash equivalents in entities disposed of	-	(18,824,434)
Assets and liabilities other than cash and cash equivalents in entities disposed of	-	(21,311,336)
Total consideration received for disposals (*)	-	(8,649,102)

(*) See Note 2.4.1.

6.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of September 30, 2012 and December 31, 2011 is the following

Other financial assets	Balance at
	Current		Non-current
	9-30-2012	12-31-2011	9-30-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial investments – unquoted equity securities or with limited liquidity	-	-	2,849,968	2,805,803
Available-for-sale financial investments – quoted equity securities	-	-	30,314	86,852
Financial assets held to maturity	-	-	30,060,707	20,793,960
Hedging derivatives (*)	22,205	748,078	34,349,259	12,178,355
Non-hedging derivatives (**)	1,449,935	47,504	-	-
Other assets	4,031	143,638	1,574,739	1,490,091

Total	1,476,171	939,220	68,864,987	37,355,061

(*) See Note 20.2.a.

(**) See Note 20.2.b.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

7.	TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of September 30, 2012 and December 31, 2011 is as follows:

Trade and Other Receivables, Gross	Balance at
	9-30-2012		12-31-2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, gross	1,000,819,527	475,097,539	1,166,221,729	444,327,960
Trade receivables, gross	906,693,023	158,483,052	1,064,989,760	182,387,693
Other receivables, gross	94,126,504	316,614,487	101,231,969	261,940,267

Trade and Other Receivables, Net	Balance at
	9-30-2012		12-31-2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, net	837,818,682	475,095,840	977,602,388	443,328,450
Trade receivables, net	749,192,527	158,481,353	877,696,508	181,388,183
Other receivables, net (1)	88,626,155	316,614,487	99,905,880	261,940,267

 (1) Includes mainly accounts receivable from the application of IFRIC 12, “Service Concession Agreements,” for ThCh$ 282,669,338 (ThCh$ 212,947,609 as of December 2011); accounts receivable from personnel for ThCh$ 29,559,171 (ThCh$20,411,550 as of December 2011); accounts receivable from losses due to the earthquake and other indemnities to be received for ThCh$ 22,635,988 (ThCh$ 24,261,059 as of December 2011); and accounts receivable from Atacama Finance for ThCh$ 6,514,337 (ThCh$ 10,859,686 as of December 2011).

In general, current balances in trade and other receivables do not accrue interest, except for receivables that arise through the application of IFRIC 12.

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have clients to which it has sales representing 10% or more of its operating income in the periods ended September 30, 2012 and 2011.

Refer to Note 8.1 for detailed information on amounts, terms, and conditions associated with accounts receivable from related companies.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b)	As of September 30, 2012 and December 31, 2011, the balance of unimpaired past due trade receivables is as follows:

Trade receivables past due and unpaid but not impaired	Balance at
	9-30-2012	12-31-2011
	ThCh$	ThCh$
Less than three months	112,673,264	81,387,613
Between three and six months	18,555,375	38,450,793
Between six and twelve months	50,199,435	30,144,689
More than twelve months	79,100,351	114,487,265
Total	260,528,425	264,470,360

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade receivables past due and impaired	Current and non-current ThCh$
Balance at January 1, 2011	194,759,159
Increases (decreases) for the year (*)	18,649,480
Amounts written off	(7,046,353)
Foreign currency translation differences	(16,743,435)
Balance at December 31, 2011	189,618,851
Increases (decreases) for the year (*)	22,722,131
Amounts written off	(7,990,591)
Foreign currency translation differences	(41,347,847)
Balance at September 30, 2012	163,002,544

(*) See Note 28 for Impairment of financial assets.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least six months in Argentina and Brazil, 12 months in Colombia and Peru, and 48 months in Chile. Overall, the risk of bad debt, and therefore the risk of writing off our customers, is limited (see Notes 3.e and 19.5).

d) Additional information:

-	Additional statistical information required under Official Bulletin 715 of February 3, 2012, XBRL Taxonomy: see Appendix 6.

-	Complementary information on Trade Receivables, see Appendix 6.1.

8.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Related party transactions are performed at current market conditions.

Transactions between the Company and its subsidiaries and jointly controlled entities have been eliminated on consolidation and are not itemized in this note.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

Enersis’ controlling shareholder is Endesa S.A., a Spanish corporation which, in turn, is controlled by the Italian corporation Enel S.p.A.

8.1   Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidatable related companies are as follows:

a)	Receivables from related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Nature of Relationship	Currency	Description of Transaction	Term of Transaction	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$

Foreign	E E Piura	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	38,437	208,118	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	30,810	30,857	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	US$	Reimbursement for expenses	Less than 90 days	26,165	26,165	-	-
Foreign	Endesa España	Spain	Related to Immediate Parent	US$	Other services	Less than 90 days	4,230	4,230	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	74	107	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	27	7	-	-
Foreign	Generalima S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	23,890	311,013	-	-
Foreign	Generalima S.A.	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	-	578	-	-
Foreign	EOSC	Spain	Ultimate Controlling Party	CP	Other services	Less than 90 days	26,633	-	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	797,042	630,091	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Energy sales	Less than 90 days	9,965,635	2,135,015	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Tolls	Less than 90 days	20,150,793	21,546,570	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other	Less than 90 days	600,653	158,079	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other	Less than 90 days	-	16,724	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	CH$	Energy sales	Less than 90 days	568,173	-	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	CH$	Dividends and capital reduction	Less than 90 days	-	8,926,072	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Other services	Less than 90 days	539,781	591,541	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Loans	Less than 90 days	368,606	379,862	-	-
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	439,158	317,563	-	-

		Total					33,580,107	35,282,592	-	-

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b)	Payables to related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Nature of Relationship	Currency	Description of Transaction	Term of Transaction	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$

Foreign	E E Piura	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	653,835	995,885	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	Ar$	Dividends	Less than 90 days	109,116	130,841	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	CH$	Dividends	Less than 90 days	48,815,902	69,240,261	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	CP	Dividends	Less than 90 days	34,727,404	27,306,717	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	Real	Dividends	Less than 90 days	3,011,190	-	-	-
Foreign	Endesa Latinoamérica S.A. (1)	Spain	Related to Immediate Parent	US$	Loans	More than one year	-	1,207,252	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	181,866	182,599	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	13,547	60,659	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	83,817	152,402	-	-
96,806,130-5	Electrogas S.A.	Chile	Associate	CH$	Other services	Less than 90 days	30,869	538,373	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Fuel purchases	Less than 90 days	7,639,947	19,615,744	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Real	Energy transportation	Less than 90 days	20,551,645	21,546,571	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other services	Less than 90 days	1,275	3,081	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	CH$	Other services	Less than 90 days	753	68,039	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Gas purchases	Less than 90 days	36,987,220	8,517,317	-	-
Foreign	Carboex S.A.	Spain	Common Immediate Parent	CH$	Coal purchases	Less than 90 days	521,592	5,586,847	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Fuel purchases	Less than 90 days	2,000,680	-	-	-
Foreign	Central Termica Manuel Belgrano	Argentina	Associate	Ar$	Mercantile Current Acct	Less than 90 days	-	846	-	-
Foreign	Enel Energy Europe	Italy	Ultimate Controlling Party	CP	Other services	Less than 90 days	121,925	124,977	-	-
Foreign	Enel Energy Europe	Italy	Ultimate Controlling Party	CH$	Other services	Less than 90 days	-	1,613,683	-	-
Foreign	Enel Energy Europe	Italy	Ultimate Controlling Party	Euro	Other services	Less than 90 days	-	13,589	-	-
Foreign	Enel Energy Europe	Italy	Ultimate Controlling Party	Real	Other services	Less than 90 days	37,402	44,705	-	-
Foreign	Enel Distribuzione	Italy	Ultimate Controlling Party	CH$	Other services	Less than 90 days	-	4,782	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	63,921	-	-	-
Foreign	Enel Green Power Mexico	Mexico	Common Immediate Parent	CH$	Other services	Less than 90 days	-	222,468	-	-

		Total					155,553,906	157,177,638	-	-

(1)

The balance payable to Endesa Latinoamérica S.A. relates to a loan granted to Companhia Interconexao Energética S.A. (“CIEN”) to purchase machinery and equipment necessary to complete the construction of its second transmission line. The loan is denominated in US dollars, bears an annual interest rate of LIBOR + 2.73% and matures in May 2012.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

c)	Significant transactions and income/expense effects

Transactions with non-consolidatable related companies and their effects in profit or loss are as follows:

Taxpayer ID No. (RUT)	Company	Country	Nature of Relationship	Description of the transaction	9-30-2012 Total ThCh$	9-30-2011 Total ThCh$

Foreign	E E Piura	Peru	Common Immediate Parent	Other operating income	161,530	39,646
Foreign	E E Piura	Peru	Common Immediate Parent	Energy purchases	(4,343,985)	(10,214,790)
Foreign	E E Piura	Peru	Common Immediate Parent	Other services rendered	35,439	39,160
Foreign	E E Piura	Peru	Common Immediate Parent	Energy sales	170,287	54,665
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	40,601	24,268
Foreign	Endesa Latinoamérica S.A.	Spain	Immediate Parent	Other fixed operating expenses	(15,493)	(4,490)
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other services rendered	-	20,345
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other fixed operating expenses	-	(117,384)
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other operating income	-	75,041
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	(15,128,681)	-
Foreign	Endesa Trading	Spain	Common Immediate Parent	Fuel consumption	(705,859)	-
Foreign	Generalima S.A.	Peru	Common Immediate Parent	Other services rendered	23,890	248,806
76,418,940-k	GNL Chile S.A.	Chile	Associate	Gas consumption	(112,614,683)	(98,465,857)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Gas transportation	(25,579,742)	(20,294,384)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	220,493	29,319
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other financial income	14,277	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Energy sales	683,962	103,432
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Other services rendered	482,954	-
96,976,600-0	Gestión Social S.A. (*)	Chile	Related to Director	Other services rendered	50,116	(36,565)
78,488,290-k	Tironi y Asociados S.A. (*)	Chile	Related to Director	Other services rendered	2,475	(32,714)
Foreign	SACME	Argentina	Associate	Outsourced services	(839,149)	(667,663)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy purchases	(730,478)	(2,097,122)
96,880,800-2	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy sales	7,200	32,721
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(1,469,098)	(3,053,653)
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	77,742	4,460
Foreign	Enel Distribuzione	Italy	Ultimate Controlling Party	Other fixed operating expenses	(97,053)	-
Foreign	Enel Energy Europe	Italy	Ultimate Controlling Party	Other fixed operating expenses	(88,428)	-
96,806,130-5	Electrogas S.A.	Chile	Associate	Gas tolls	(1,500,907)	(2,181,796)
96,806,130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	(576,766)	-
Foreign	Carboex S.A.	Spain	Common Immediate Parent	Fuel consumption	(16,708,358)	(17,803,256)
Foreign	Central Térmica Manuel Belgrano	Argentina	Associate	Other financial income	-	284,898
Foreign	Central Térmica San Martin	Argentina	Associate	Other financial income	-	209,727
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Energy purchases	(2,674,732)	(12,070)
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Electricity tolls	(4,437)	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Other services rendered	2,671,924	875
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Other fixed operating expenses	(328,296)	-
Foreign	EOSC	Spain	Ultimate Controlling Party	Other operating income	39,075	-
Foreign	ENEL Green Power Mexico	México	Common Immediate Parent	Other services rendered	-	19,214
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	439,159	87,656
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	Other fixed operating expenses	(6,133)	-
76,583,350-7	Konecta Chile S.A.	Chile	Associate	Other services rendered	-	1,287

				Total	(178,291,154)	(153,706,224)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same term and amortization in line with cash flows.

(*) Companies with a connection to Enersis Director Eugenio Tironi Barrios.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

As of September 30, 2012, there is no balance pending payment to Sociedad Gestión Social S.A. At the end of the 2011 fiscal year, there was a balance payable of ThCh$ 4,119.

8.2  Board of Directors and key management personnel

Enersis is managed by Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors was elected at the Ordinary Shareholders Meeting held on April 26, 2011. The Chairman, Vice Chairman, and Secretary were designated at the Board meeting held on April 27, 2011.

a) Accounts receivable and payable and other transactions

—	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

—	Other transactions

No other transactions have taken place between the Company and the members of the Board of Directors and key management personnel.

b) Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Enersis S.A.

The remuneration consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enersis). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The remuneration breaks down as follows:

-101 UF as a fixed monthly fee, and

-66 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the remuneration for the Chairman of the Board will be twice that of a Director, and the compensation of the Vice Chairman will be 50% higher than that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2012.

If any Director of Enersis S.A. is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enersis S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The Executive Officers of Enersis S.A. and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Enersis S.A. Nevertheless, the executives may receive such compensation or per diem provided it is authorized as payment in advance of the variable portion of their remuneration received from the respective companies by which the executives are employed.

Directors’ Committee:

Each member of the Directors’ Committee will receive a variable remuneration equal to 0.11765 thousandth of the profit for the year (attributable to shareholders of Enersis). Also each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This remuneration is broken down as follows:

-    38.00 UF as a fixed monthly fee, and

-    18.00 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2012.

The following tables show details of the compensation paid to the members of the Board of Directors as of September 30, 2012 and 2011.

Taxpayer ID No. (RUT)	Name	Position	For the Period ended September 30, 2012
			Period in Position	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors’ Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - September 2012	79,710	-	-	-
Foreign	Andrea Brentan (1)	Vice Chairman	January - September 2012	-	-	-	-
48,070,966-7	Rafael Miranda Robredo	Director	January - September 2012	39,855	-	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - September 2012	40,262	-	11,773	-
6,429,250-1	Rafael Fernández Morandé	Director	January - September 2012	40,669	-	12,181	-
4,132,185-7	Hernán Somerville Senn	Director	January - September 2012	40,669	-	12,181	-
5,715,860-3	Eugenio Tironi Barrios	Director	January - September 2012	39,855	-	-	-

	TOTAL			281,020	-	36,135	-

Taxpayer ID No. (RUT)	Name	Position	For the Period ended September 30, 2011
			Period in Position	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors’ Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - September 2011	57,817	-	-	-
48,070,966-7	Rafael Miranda Robredo	Director	January - September 2011	28,134	-	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - September 2011	28,909	-	7,729	1,559
6,429,250-1	Rafael Fernández Morandé	Director	January - September 2011	28,909	-	7,729	1,951
4,132,185-7	Hernán Somerville Senn	Director	January - September 2011	28,909	-	7,729	1,951
5,715,860-3	Eugenio Tironi Barrios	Director	January - September 2011	28,909	-	-	-

	TOTAL			201,587	-	23,187	5,461

(1) Mr. Andrea Brentan waived the fees and allowances due him as company Director.

c)	Guarantees established by the Company in favor of the Directors

No guarantees have been given to the Directors.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

8.3   Compensation for key management personnel

a)	Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No. (RUT)	Name	Position
22,298,662-1	Ignacio Antoñanzas Alvear	Chief Executive Officer
23,535,550-7	Massimo Tambosco	Deputy Chief Executive Officer
7,984,912-K	Eduardo Escaffi Johnson (1)	Chief Financial Officer
14,710,692-0	Angel Chocarro García	Accounting Officer
22,357,225-1	Ramiro Alfonsín Balza	Planning and Control Officer
23,363,734-3	Alba Marina Urrea Gómez	Internal Audit Officer
7,006,337-9	Francisco Silva Bafalluy	General Services Officer
11,470,853-4	Juan Pablo Larraín Medina	Communications Officer
23,014,537-7	Carlos Niño Forero	Human Resources and Organization Officer
7,706,387-0	Eduardo Lopez Miller	Procurement Officer
6,973,465-0	Domingo Valdés Prieto	General Counsel

(1) Mr. Eduardo Escaffi Johnson took over as Chief Financial Officer on September 1, 2012, replacing Mr. Alfredo Ergas S., who resigned on August 27, 2012.

Compensation received by key management personnel is the following:

	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Compensation	2,030,682	1,977,778
Short-term benefits for employees	926,134	672,814
Other long-term benefits	481,658	116,778

Total	3,438,474	2,767,370

Incentive plans for key management personnel

Enersis has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

8.4 Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the price of Enersis stock.

However, until the 2011 fiscal year, certain key Enersis personnel benefited from one of the Enel remuneration plans that is based on the price of its stock. The cost of this plan is borne by Enel and does not give rise to any payment obligations for Enersis. The main features of this plan are the following:

Restricted share units plan from 2008:

This plan is aimed at Enel Group executives, and its beneficiaries are divided into brackets. The basic number of units granted to each beneficiary was determined on the basis of the average gross annual compensation of the bracket, as well as the price of Enel shares at the start of the period covered by the plan (January 2, 2008). The right to exercise the units is subordinate to the condition that the executives concerned remain employed within the Group, with a few exceptions.

The plan establishes a suspensory operational objective (a “hurdle target”) as follows:

i)          For the first 50% of the basic number of units granted, Group EBITDA for 2008-2009, calculated on the basis of the amounts specified in the budgets for those years.

ii)         For the remaining 50% of the basic number of units granted, Group EBITDA for 2008-2010, calculated on the basis of the amounts specified in the budgets for those years.

If the hurdle target, as described above, is achieved, the actual number of units that can be exercised by each beneficiary is determined on the basis of a performance objective represented by:

i)          For the first 50% of the basic number of units granted, a comparison on a total shareholders’ return basis – for the period from January 1, 2008 to December 31, 2009 – between the performance of ordinary Enel shares on the Italian stock exchange and that of a specific reference index.

ii)         For the remaining 50% of the basic number of units granted, a comparison on a total shareholders’ return basis – for the period from January 1, 2008 to December 31, 2010 – between the performance of ordinary Enel shares on the Italian stock exchange and that of a specific reference index.

The number of units that can be exercised may vary up or down with respect to the basic unit granted by a percentage amount of between 0% and 120% as determined on the basis of a specific performance scale.

If the hurdle target is not achieved in the first two-year period, the first tranche of 50% of the units granted may be recovered if the same hurdle target is achieved over the longer three-year period indicated above. It is also possible to extend the validity of the performance level registered in the 2008-2010 period to the 2008-2009 period.

Depending on the degree to which both objectives are met, of the total number of units granted, 50% may be exercised from the second year subsequent to the year in which they were granted, and the remaining 50% as from the third year subsequent to the year in which they were granted. The deadline for exercising all the units is the sixth year subsequent to the year in which they were granted.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The following table summarizes the plan’s evolution.

Number of restricted share units

Restricted units granted December 31, 2008	2,700
Restricted units expired in 2009	-
Restricted units pending at December 31, 2009	2,700
Restricted units expired in 2010	-
Restricted units exercised in 2010	-
Restricted units pending at December 31, 2010	2,700
Restricted units pending at January 1, 2011 (with a revaluation of 120%)	3,240
Restricted units exercised in the first half of 2011 (*)	3,240
Restricted units pending at December 31, 2011	-

(*) The fiscal year value of the restricted share units was €13,683 (2011).

Using the accounting criterion described in Note 3.s, Enersis simultaneously recognized a personnel expense and an equity increase for € 1,614 (2011). This amount corresponds to the accrued value during the period in which key personnel involved in this plan provided services to Enersis.

9.	INVENTORIES

The detail of inventories as of September 30, 2012 and December 31, 2011 is as follows:

Classes of inventories	Balance at
	9-30-2012	12-31-2011
	ThCh$	ThCh$

Goods	7,144,900	2,575,623
Supplies for production	53,583,925	35,893,349
Other inventories (*)	39,113,601	39,456,572

Total	99,842,426	77,925,544

Detail of other inventories
(*) Other inventories	39,113,601	39,456,572
Supplies for projects and spare parts	27,387,453	26,562,119
Electric supplies	11,726,148	12,894,453

There are no inventories pledged as security for liabilities.

For the Period ended September 30, 2012, the figure for raw materials and supplies recognized as an expense was ThCh$602,100,613 (ThCh$595,644,374 at September 30, 2011). See Note 26.

As of September 30, 2012 and December 31, 2011, no inventories have been written down.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

10.	TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of September 30, 2012 and December 31, 2011 is as follows:

Tax Receivables	Balance at
	9-30-2012	12-31-2011
	ThCh$	ThCh$

Monthly provisional tax payments	67,940,570	84,429,230
VAT tax credit	49,302,878	39,192,265
Tax credit for absorbed profits	1,602,453	8,067,408
Tax credit for training expenses	196,898	7,040
Other	16,169,351	10,131,741

Total	135,212,150	141,827,684

The detail of current tax payables as of September 30, 2012 and December 31, 2011 is as follows:

Tax Payables	Balance at
	9-30-2012	12-31-2011
	ThCh$	ThCh$

Income tax payable	76,961,620	110,516,971
VAT tax charge	30,530,801	45,054,989
Stamp taxes	-	136
Other	54,617,532	80,281,146

Total	162,109,953	235,853,242

11.	NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

During the fourth quarter of 2009, the Board of Directors of Enersis authorized the sale of the subsidiaries Compañía Americana de Multiservicios (CAM) and Synapsis Soluciones y Servicios IT Ltda. (Synapsis), as they were considered “non-core” businesses. The sale process included at first an internal verification of the market and the hiring of financial advisors to provide assistance in the sale process. Once offers were received, they were submitted to the Board so that it could make the final decision about the sale and its specific conditions.

The potential sale of CAM was considered to be highly probable as of the end of 2009. As for Synapsis, such consideration was taken into account as of September 2010. After those dates, the Company applied IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (IFRS 5) to account for these transactions.

CAM and Synapsis provide services in the five countries where Enersis operates in Latin America, i.e. Chile, Argentina, Brazil, Colombia, and Peru. CAM is present with its products and services throughout the electric cycle, including provision, materials logistics, construction and startup of electric projects, certification of equipment, and measurement of final consumption. Furthermore, Synapsis is a company that provides information technology services. It specializes in defining strategies companies can use and helping them select software that satisfies their business needs. Synapsis also designs the infrastructure of the services that will be provided and the methodology to be used, as well as other services.

On December 20, 2010, the Board of Directors of Enersis accepted the offers received to purchase its entire interests in CAM and Synapsis. The CAM offer was presented by Graña y Montero S.A.A., a Peruvian

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

company that offered US$ 20 million, an amount which, after a price adjustment and contractual compensations, was reduced to US$14.2 million. As for Synapsis, Riverwood Capital L.P., a company domiciled in the United States of America, presented a US$ 52 million offer to purchase Synapsis, which will be paid upon the closing of the sales transaction. The sale of CAM was closed on February 24, 2011, and the Synapsis sale was finalized on March 1, 2011 (see Note 2.4.1).

As described in Note 3 j), non-current assets and disposal groups held for sale have been recorded at the lower of book value or fair value less selling costs. The impact of this treatment was to record an additional impairment on CAM’s net assets as of December 31, 2010 in the amount of ThCh$ 14,881,960, which accumulates to a total impairment of ThCh$ 36,797,809 related to CAM as of December 31, 2010 (ThCh$ 21,915,849 as of December 31, 2009), which was calculated based on the sales price received.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012. (In thousands of Chilean pesos)

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND JOINTLY CONTROLLED COMPANIES

12.1	Investments accounted for using the equity method

a.	The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the third quarter of 2012 and the 2011 fiscal year:

RUT	Changes in Investments in Associates	Country	Currency	Ownership Interest	Balance at 1-1-2012 ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 9-30-2012 ThCh$	Negative Equity Provision	Balance at 9-30-2012

96,806,130-5	Electrogas S.A. (1)	Chile	U.S. dollar	42.50%	9,733,400	3,373,374	(3,588,468)	(897,378)	565,362	9,186,290	-	9,186,290
76,788,080-4	GNL Quintero S.A.	Chile	U.S. dollar	20.00%	-	4,046,794	(2,755,918)	763,377	(37,695)	2,016,558	(2,016,558)	-
76,418,940-k	GNL Chile S.A.	Chile	U.S. dollar	33.33%	-	310,253	-	(10,197)	(6,657)	293,399	-	293,399
Foreign	Endesa Cemsa S.A.	Argentina	Argentine peso	45.00%	3,428,480	26,041	-	(571,388)	(32)	2,883,101	-	2,883,101
Foreign	Sacme S.A.	Argentina	Argentine peso	50.00%	31,382	(2,319)	-	(4,940)	-	24,123	-	24,123
				TOTAL	13,193,262	7,754,143	(6,344,386)	(720,526)	520,978	14,403,471	(2,016,558)	12,386,913

	Changes in Investments in Associates	Country	Currency	Ownership Interest	Balance at 1-1-2011 ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12-31-2011 ThCh$	Negative Equity Provision	Balance at 12-31-2011

96,806,130-5	Electrogas S.A. (1)	Chile	U.S. dollar	42.50%	3,827	4,159,992	(4,142,727)	918,611	8,793,697	9,733,400	-	9,733,400
96,889,570-2	Inversiones Electrogas S.A.	Chile	Chilean peso	42.50%	8,089,685	-	-	-	(8,089,685)	-	-	-
76,788,080-4	GNL Quintero S.A.	Chile	U.S. dollar	20.00%	2,883,633	4,055,771	-	66,992	(15,880,240)	(8,873,844)	8,873,844	-
Foreign	Endesa Cemsa S.A.	Argentina	Argentine peso	45.00%	3,094,078	249,673	-	84,729	-	3,428,480	-	3,428,480
Foreign	Sacme S.A.	Argentina	Argentine peso	50.00%	30,151	468	-	763	-	31,382	-	31,382
76,583,350-7	Konecta Chile S.A.	Chile	Chilean peso	26.20%	278	-	-	-	(278)	-	-	-
				TOTAL	14,101,652	8,465,904	(4,142,727)	1,071,095	(15,176,506)	4,319,418	8,873,844	13,193,262

(1)	On November 16, 2011, Electrogas S.A. merged with Inversiones Electrogas S.A.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b.	As of September 30, 2012 and December 31, 2011 no changes in ownership interest in our investment associates have occurred.

c.	Additional financial information about investments in associates

- Investments with significant influence

The following tables show summarized information from the Financial Statements of the main investments in associates where the Group has significant influence, including the aggregated amounts of assets, liabilities, revenues, expenses, and profit or loss as of September 30, 2012 and December 31, 2011.

Investments with significant influence	September 30, 2012
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	51,251,239	862,126	45,706,475	-	2,742,073	(2,684,204)	57,869
GNL Quintero S.A.	20.00%	66,615,166	539,757,259	27,878,687	612,780,108	77,076,287	(56,842,315)	20,233,972
Electrogas S.A.	42.50%	3,712,488	38,771,063	7,053,363	13,815,389	14,167,295	(6,229,969)	7,937,326

Investments with significant influence	December 31, 2011
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	49,705,466	820,787	42,907,410	-	3,423,785	(2,868,957)	554,828
GNL Quintero S.A.	20.00%	112,362,755	600,607,534	76,192,955	681,146,225	95,676,650	(75,397,751)	20,278,899
Electrogas S.A.	42.50%	2,688,608	44,772,738	9,510,888	15,048,487	17,218,630	(7,430,408)	9,788,222

Appendix 3 to these consolidated financial statements provides information on the main activities of our associate companies and the ownership interest the Group holds in them.

None of our associates have published price quotations.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

12.2	Jointly controlled companies

The following tables set out summarized information from the financial statements of the main jointly controlled companies that are reported using proportional consolidation as of September 30, 2012 and December 31, 2011.

	September 30, 2012
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (loss) ThCh$
Hidroaysen S.A.	51.00%	9,185,556	121,494,429	3,555,676	799,016	-	(2,622,123)	(2,622,123)
Transmisora Eléctrica de Quillota Ltda.	50.00%	2,787,787	10,067,005	369,049	1,052,599	1,712,849	(1,012,195)	700,654
Gas Atacama S.A.	50.00%	95,640,374	278,164,948	48,334,840	41,051,799	90,227,949	(63,594,896)	26,633,053
Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	21,352,377	99,205,932	25,440,758	33,476,752	56,121,177	(50,668,628)	5,452,549

	December 31, 2011
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (loss) ThCh$
Hidroaysen S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	-	(4,664,851)	(4,664,851)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
Gas Atacama S.A.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676
Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	19,310,231	95,221,154	21,878,731	35,202,359	67,811,590	(61,233,568)	6,578,022

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of September 30, 2012 and December 31, 2011 are detailed as follows:

Intangible Assets, Net	9-30-2012 ThCh$	12-31-2011 ThCh$

Intangible assets, net	1,146,093,735	1,467,398,214
Easements and water rights	33,251,584	33,716,526
Concessions (1) (*)	1,055,421,064	1,369,031,940
Development costs	9,766,292	10,282,488
Patents, registered trademarks, and other rights	1,563,221	2,363,933
Computer software	43,239,476	48,745,282
Other identifiable intangible assets	2,852,098	3,258,045

Intangible Assets, Gross	9-30-2012 ThCh$	12-31-2011 ThCh$

Intangible Assets, Gross	2,140,930,699	2,361,625,560
Easements and water rights	40,937,807	40,322,337
Concessions	1,909,984,946	2,145,097,304
Development costs	18,067,264	17,698,378
Patents, registered trademarks, and other rights	9,212,031	9,237,477
Computer software	150,553,311	139,315,361
Other identifiable intangible assets	12,175,340	9,954,703

Accumulated Amortization and Impairment, Total	9-30-2012 ThCh$	12-31-2011 ThCh$

Accumulated Amortization and Impairment, Total	(994,836,964)	(894,227,346)
Easements and water rights	(7,686,223)	(6,605,811)
Concessions	(854,563,882)	(776,065,364)
Development costs	(8,300,972)	(7,415,890)
Patents, registered trademarks, and other rights	(7,648,810)	(6,873,544)
Computer software	(107,313,835)	(90,570,079)
Other identifiable intangible assets	(9,323,242)	(6,696,658)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

(1) The detail of concessions is the following:

Concession Holder	Country	Term of concession	Period to expiration	9-30-2012 ThCh$	12-31-2011 ThCh$

Concesionaria Túnel el Melon S.A. (Highway infrastructure)	Chile	23 years	5 years	10,023,084	12,152,979
Ampla Energía e Servicios S.A. (Distribution)	Brazil	30 years	15 years	594,607,642	733,283,981
Compañía Energética do Ceara S.A. (Distribution)	Brazil	30 years	16 years	450,790,338	623,594,980

			TOTAL	1,055,421,064	1,369,031,940

(*) See Note 3.d.1

During the third quarter of 2012, the Brazilian regulatory agency changed the period in which it pays incentives for investments made in assets in electricity distribution concessions, which has resulted in a ThCh$111,326,667 decrease in the value of intangible assets recorded for the concession. This decrease has been offset by a similar increase in payments receivable, as this change gives rise to a higher amount that can be recovered as payment for investments made, which will be amortized at the end of the concession period (see Note 7.a.1).

The reconciliation of the carrying amounts of intangible assets during the third quarter of 2012 and the 2011 fiscal year is as follows:

Period ended September 30, 2012

Changes in Intangible Assets	Development costs, net	Easements and water rights, net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software,Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1-1-2012	10,282,488	33,716,526	1,369,031,940	2,363,933	48,745,282	3,258,045	1,467,398,214
Changes in identifiable intangible assets
Additions	1,472,806	413,337	107,943,964	280,392	4,935,497	25,357	115,071,353
Disposals	(757,359)	(5,016)	(1,589,394)	(1)	-	-	(2,351,770)
Amortization (*)	(1,094,589)	(491,420)	(58,388,062)	(937,201)	(8,182,837)	(360,403)	(69,454,512)
Foreign currency translation differences	(187,469)	(492,536)	(212,835,645)	(27,272)	(4,030,507)	(44,990)	(217,618,419)
Other increases (decreases)	50,415	110,693	(148,741,739)	(116,630)	1,772,041	(25,911)	(146,951,131)
Total changes in identifiable intangible assets	(516,196)	(464,942)	(313,610,876)	(800,712)	(5,505,806)	(405,947)	(321,304,479)

Closing balance in identifiable intangible assets at 9-30-2012	9,766,292	33,251,584	1,055,421,064	1,563,221	43,239,476	2,852,098	1,146,093,735
Year ended December 31, 2011
Changes in Intangible Assets	Development costs, net	Easements and water rights, net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1-1-2011	8,741,017	31,698,726	1,360,183,077	2,872,877	44,247,169	4,843,539	1,452,586,405
Changes in identifiable intangible assets
Additions	2,897,310	500,709	173,836,828	718,039	13,095,987	22,860	191,071,733
Disposals	(813,771)	-	(8,618,410)	-	(182,691)	(20,853)	(9,635,725)
Amortization (*)	(1,044,292)	(341,988)	(88,675,941)	(1,379,500)	(10,797,238)	(442,587)	(102,681,546)
Foreign currency translation differences	517,527	276,864	(17,416,448)	98,355	1,325,759	161,688	(15,036,255)
Other increases (decreases)	(15,303)	1,582,215	(50,277,166)	54,162	1,056,296	(1,306,602)	(48,906,398)

Total changes in identifiable intangible assets	1,541,471	2,017,800	8,848,863	(508,944)	4,498,113	(1,585,494)	14,811,809

Closing balance in identifiable intangible assets at 12-31-2011	10,282,488	33,716,526	1,369,031,940	2,363,933	48,745,282	3,258,045	1,467,398,214

(*) See Note 28, Depreciation, amortization, and impairment loss.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of September 30, 2012 (see Note 3.e).

As of September 30, 2012 and December 31, 2011, the Company does not have significant intangible assets with an indefinite useful life.

14.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of September 30, 2012 and December 31, 2011:

Company	Opening balance 1-1-2011 ThCh$	Impairment loss recorded in Statement of Income	Foreign currency translation ThCh$	Closing balance 12-31-2011 ThCh$	Transfers from mergers	Foreign currency translation ThCh$	Closing balance 9-30-2012 ThCh$
Empresa Distribuidora Sur S.A. (*)	8,713,277	(8,931,451)	218,174	-	-	-	-
Ampla Energia e Serviços S.A.	239,730,987	-	(3,207,683)	236,523,304	-	(38,639,378)	197,883,926
Investluz S.A.	121,789,611	-	(1,629,587)	120,160,024	-	(19,629,814)	100,530,210
Empresa Eléctrica de Colina Ltda.	2,240,478	-	-	2,240,478	-	-	2,240,478
Compañía Distribuidora y Comercializadora de Energía S.A.	10,536,443	-	1,053,186	11,589,629	-	(214,825)	11,374,804
Empresa Eléctrica Pangue S.A. (***)	3,139,337	-	-	3,139,337	(3,139,337)	-	-
Endesa Costanera S.A. (**)	5,315,282	(5,448,372)	133,090	-	-	-	-
Hidroeléctrica el Chocón S.A.	12,509,433	-	313,227	12,822,660	-	(2,129,051)	10,693,609
Compañía Eléctrica San Isidro S.A. (***)	1,516,768	-	-	1,516,768	3,139,337	-	4,656,105
Empresa de Energía de Cundinamarca S.A.	7,348,467	-	734,527	8,082,994	-	(149,826)	7,933,168
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	38,505,616	-	6,005,693	44,511,309	-	(2,484,957)	42,026,352
Cachoeira Dourada S.A.	87,903,465	-	(1,176,179)	86,727,286	-	(14,168,110)	72,559,176
Edegel S.A.A	72,931,068	-	10,848,527	83,779,595	-	(4,677,208)	79,102,387
Emgesa S.A. E.S.P.	4,673,418	-	467,264	5,140,682	-	(96,302)	5,044,380
Chilectra S.A.	128,374,362	-	-	128,374,362	-	-	128,374,362
Empresa Nacional de Electricidad S.A.	731,782,459	-	-	731,782,459	-	-	731,782,459
Inversiones Distrilima S.A.	11,453	-	1,786	13,239	-	(739)	12,500

Total	1,477,021,924	(14,379,823)	13,762,025	1,476,404,126	-	(82,190,210)	1,394,213,916

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units to which the acquired goodwill has been allocated allow recovery of its carrying value as of September 30, 2012 and December 31, 2011 (see Note 3.e).

(*) See Note 15.d) viii

(**) See Note 34.5

(***) Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. on May 2, 2012; it is the latter company that legally continues to exist.

The origin of the goodwill is detailed below:

1.- Ampla Energia e Serviços S.A.

On November 20, 1996, Enersis S.A. and Chilectra S.A., together with Endesa S.A. and Electricidad de Portugal, acquired a controlling stake in the company Cerj S.A. (now Ampla de Energía) of Rio de Janeiro in Brazil. Enersis S.A. and Chilectra S.A. together bought 42% of the total shares in an international public bidding process held by the Brazilian government.

Enersis S.A. and Chilectra S.A. also bought an additional 18.5% on December 31, 2000, so that they then held a total 60.5% stake, directly and indirectly.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

2.- Compañía Energética Do Ceará S.A. (Coelce)

Between 1998 and 1999, Enersis S.A. and Chilectra S.A., together with Endesa S.A., acquired the company Compañía de Distribución Eléctrica del Estado de Ceará (Coelce) in northeast Brazil in an international public bidding process held by the Brazilian government.

3.- Empresa Eléctrica de Colina Ltda.

On September 30, 1996, Chilectra S.A. acquired 100% of the company Empresa Eléctrica de Colina Ltda. from the investment company Saint Thomas S.A., which is neither directly nor indirectly related to Chilectra S.A.

4.- Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa S.A.)

On October 23, 1997, Enersis S.A. and Chilectra S.A., together with Endesa S.A., acquired 48.5% of Colombiana Codensa S.A., a company that distributes electricity in Santa Fé de Bogotá in Colombia. The purchase took place through an international public bidding process held by the Colombian government.

5.- Empresa Eléctrica Pangue S.A.

On July 12, 2002, Endesa Chile acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder Internacional Finance Corporation (IFC)

6.- Hidroeléctrica el Chocón S.A.

On August 31, 1993, Endesa Chile acquired 59% of Hidroeléctrica El Chocón in an international public bidding process held by the Argentine government.

7.- Compañía Eléctrica San Isidro S.A.

On August 11, 2005, Endesa Chile bought the shares of the company Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in the company San Isidro S.A. (minority shareholder purchase).

8.- Empresa de Energía de Cundinamarca S.A.

On March 31, 2009, the company Distribuidora de Energía de Cundinamarca S.A. (DECA), a company jointly controlled by Empresa Eléctrica de Bogotá (51.003%) and our subsidiary Codensa S.A. (48.997%), acquired 82.34% of Empresa de Energía de Cundinamarca in a public bidding process held by the Colombian government.

9.- Empresa de Distribución Eléctrica de Lima Norte S.A.A.

On October 15, 2009 in a transaction on the Lima Stock Exchange, Enersis S.A. purchased an additional 24% interest in Empresa de Distribución Eléctrica de Lima Norte S.A.A. (Edelnor).

10.- Cachoeira Dourada S.A.

On September 5, 1997, our subsidiary Endesa Chile acquired 79% of the company Cachoeira Dourada S.A. in the state of Goias in a public bidding process held by the Brazilian government.

11.- Edegel S.A.A.

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, our subsidiary Endesa Chile acquired an additional 29.3974% interest in Edegel S.A.A.

12.- Emgesa S.A. E.S.P.

On October 23, 1997, our subsidiary Endesa Chile, together with Endesa S.A., bought 48.5% of Emgesa S.A.E.S.P. in Colombia. The purchase was made in an international public bidding process held by the Colombian government.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

13.- Chilectra S.A.

In November 2000, Enersis S.A. purchased an additional 25.4% interest in the subsidiary Chilectra S.A. through a purchasing power of attorney in a public bidding process, reaching a 99.99% stake in the company.

14.- Empresa Nacional de Electricidad S.A.

On May 11, 1999, Enersis S.A. acquired an additional 35% in Endesa Chile in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% interest in the generation company.

15.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of September 30, 2012 and December 31, 2011 are as follows:

Classes of Property, Plant, and Equipment, Net	9-30-2012	12-31-2011
	ThCh$	ThCh$

Property, Plant, and Equipment, Net	7,085,450,855	7,242,731,006
Construction in progress	733,954,856	1,072,203,347
Land	103,215,360	103,166,702
Buildings	97,756,020	103,542,090
Plant and equipment	6,058,611,550	5,864,732,615
Fixtures and fittings	66,758,038	71,886,276
Other	25,155,031	27,199,976

Classes of Property, Plant, and Equipment, Gross	9-30-2012	12-31-2011
	ThCh$	ThCh$

Property, Plant, and Equipment, Gross	12,462,607,503	12,611,068,947
Construction in progress	733,954,856	1,072,203,347
Land	103,215,360	103,166,702
Buildings	174,523,233	181,206,892
Plant and equipment	11,220,443,960	11,016,684,462
Fixtures and fittings	198,132,482	203,946,217
Other	32,337,612	33,861,327

Classes of Accumulated Depreciation and Impairment, Property, Plant, and Equipment	9-30-2012	12-31-2011
	ThCh$	ThCh$

Accumulated Depreciation and Impairment, Property, Plant, and Equipment, Total	(5,377,156,648)	(5,368,337,941)
Buildings	(76,767,213)	(77,664,802)
Plant and equipment	(5,161,832,410)	(5,151,951,847)
Fixtures and Fittings	(131,374,444)	(132,059,941)
Other	(7,182,581)	(6,661,351)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The detail of property, plant, and equipment during the third quarter of 2012 and the 2011 fiscal year is as follows:

Changes in 2012	Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening balance at January 1, 2012	1,072,203,347	103,166,702	103,542,090	5,864,732,615	71,886,276	27,199,976	7,242,731,006
Additions	339,189,450	56,033	56,020	13,996,273	4,727,331	-	358,025,107
Disposals	(7,977)	(28,464)	3,464	(516,458)	(237,149)	-	(786,584)
Depreciation expense (*)	-	-	(3,353,063)	(239,394,979)	(18,465,484)	(723,606)	(261,937,132)
Foreign currency translation differences	(31,041,701)	(1,950,962)	(7,210,914)	(220,073,264)	(5,634,380)	(387,653)	(266,298,874)
Other increases (decreases)	(646,388,263)	1,972,051	4,718,423	639,867,363	14,481,444	(933,686)	13,717,332
Total changes	(338,248,491)	48,658	(5,786,070)	193,878,935	(5,128,238)	(2,044,945)	(157,280,151)
Closing balance at September 30, 2012	733,954,856	103,215,360	97,756,020	6,058,611,550	66,758,038	25,155,031	7,085,450,855

Changes in 2011	Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening balance at January 1, 2011	810,013,619	122,864,336	103,735,435	5,613,164,538	74,513,233	27,649,494	6,751,940,655
Additions	512,145,923	601,827	560,334	26,297,088	8,744,381	228	548,349,781
Disposals	(894,857)	(27,495)	(11,695)	(1,478,364)	(276,423)	-	(2,688,834)
Depreciation expense	(47,084)	-	(4,917,847)	(292,351,527)	(23,896,598)	(1,005,434)	(322,218,490)
Impairment loss recognized in Consolidated Statement of Comprehensive Income	-	-	-	(106,449,843)	-	-	(106,449,843)
Foreign currency translation differences	19,527,280	4,656,121	4,175,863	318,631,910	14,856,991	196,655	362,044,820
Other increases (decreases)	(268,541,534)	(24,928,087)	-	306,918,813	(2,055,308)	359,033	11,752,917
Total changes	262,189,728	(19,697,634)	(193,345)	251,568,077	(2,626,957)	(449,518)	490,790,351
Closing balance at December 31, 2011	1,072,203,347	103,166,702	103,542,090	5,864,732,615	71,886,276	27,199,976	7,242,731,006

(*) See Note 28, Depreciation, amortization, and impairment loss.

Additional information on property, plant and equipment, net

a)    Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Colombia, the Central Hidráulica El Quimbo, a hydroelectric dam with 400W of installed capacity and an average annual generation of some 2,216 GWH, is currently under construction.

b)    Finance leases

As of September 30, 2012 and December 31, 2011, property, plant and equipment includes ThCh$125,532,463 and ThCh$137,092,811 respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	9-30-2012			12-31-2011
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	12,840,894	1,883,703	10,957,191	15,954,189	2,145,937	13,808,252
From one to five years	41,202,118	4,069,422	37,132,696	39,105,238	5,827,660	33,277,578
More than Five Years	13,322,818	2,183,071	11,139,747	27,619,488	2,457,926	25,161,562
Total	67,365,830	8,136,196	59,229,634	82,678,915	10,431,523	72,247,392

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Leasing assets primarily relate to:

1.     Endesa Chile S.A.: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2.     Edegel S.A.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Peru - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 2.5% as of June 30, 2012.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

c)     Operating leases

The consolidated statements of income at September 30, 2012 and 2011 include ThCh$13,208,770 and ThCh$13,300,615, respectively, corresponding to accrual during these periods of operating lease contracts for material assets in operation.

As of September 30, 2012 and December 31, 2011, the total future lease payments under those contracts are as follows:

	9-30-2012 ThCh$	12-31-2011 ThCh$
Less than one year	15,551,115	7,690,811
From one to five years	32,303,730	21,347,042
More than Five Years	32,568,793	41,634,563
Total	80,423,638	70,672,416

d)     Other information

i)     As of September 30, 2012 and December 31, 2011, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$212,869,523 and ThCh$179,872,981, respectively.

ii)     As of September 30, 2012 and December 31, 2011, the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$281,809,824 and ThCh$328,844,716, respectively (see Note 34).

iii)     The Company and its foreign subsidiaries have insurance policies for risk, earthquake, machinery breakdown and damages for business interruption with a US$300 million limit in the case of generating companies and a US$30 million limit for distribution companies, including business interruption coverage. The premiums associated with these policies are presented under the line item “Prepayments” within assets.

iv)     GasAtacama, in which Endesa Chile has a 50% ownership interest, consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, GasAtacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased since the last few months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of its contract with distributor Emel. On January 25, 2008, a ruling was issued in arbitration proceedings on this matter to deny early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$110 million was recorded.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

v)     The asset situation, primarily that of works and infrastructure, involving facilities built to support power generation in the SIC grid, has changed since 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will starting up soon. This results in a new configuration of ample supply for the coming years, in which it is expected that these facilities will not need to be used. Therefore, as of December 31, 2009, the company recorded an impairment provision of ThCh$43,999,600 for these assets.

vi)     As a result of the February 27, 2010 earthquake in Chile, some of our plant and equipment were partially or totally impaired. The impact on our total assets, however, is minor as the only facilities that suffered some damage in infrastructure were the Bocamina I and Bocamina II plants, as well as a few other assets from our distribution business.

Due to these impairments, we have written down ThCh$369,643 in assets. Additionally, the Group had to incur expenditures related to repair and capital improvements totaling ThCh$9,733,426, primarily at the Bocamina I plant. All of the disbursements incurred are covered by insurance, which carries a US$ 2.5 million policy deductible.

The Group has the necessary insurance coverage for these types of exceptional claims, which provide coverage for material damage as well as business interruption. See Note 25.

vii)     Our subsidiary Companhia De Interconexão Energética (“CIEN”) was initially in the business of selling electricity in Argentina and Brazil. However, because of the reduction in the availability of power generation and physical guarantee of energy and its associated power, the company has focused its business on a different compensation structure that is not based on the purchase and sale of energy between the countries. Given the strategic importance of the company’s assets in the relations between Brazil and Argentina, the company and the Brazilian Government have jointly drawn up a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation. This new plan involves integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian Government.

In prior periods, the Argentine and Uruguayan Governments formalized toll payments with the company to transport energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian Government to approve the new business plan and considers that it will probably be approved. In addition, on June 4, 2010 the company signed a new transmission contract for a six-month period for a total of US$155 million to cover the energy transmission required by the Argentine Government.

Finally, on April 5, 2011, the Diario Oficial (The Official Gazette) published Portarías Ministeriales (Ministerial Decrees) 210/2011 and 211/2011 that equipped Companhía de Interconexao Energética, S.A. (CIEN) with a regulated interconnection line involving payment of a regulated toll. The Receita Anual Permitida (RAP), or income permitted annually, corresponded to 248 million Brazilian reals, to be adjusted according to the Broad National Consumer Price Index (IPCA) every year in June and with the rate to be reviewed every four years. The Line 1 concession lasts until June 2020 and the Line 2 concession until July 2022, with compensation provisions for non-amortized investments. This successfully concludes the change in CIEN’s business model that we had previously reported. (see Note 3a).

viii)     Our Argentine subsidiary, Empresa Distribuidora Sur S.A., has seen its financial equilibrium seriously affected by the delay in the compliance with certain points of the Acta de Acuerdo agreement signed with the Argentine Government, particularly the twice-yearly rate adjustments recognized through the cost-monitoring mechanism (MMC) and the establishment of an Integral Rate Review (IRT) as provided for in this agreement.

At the close of the 2011 fiscal year, Enersis had recorded an impairment loss of ThCh$106,449,843 for the Property, Plant and Equipment of Empresa Distribuidora Sur S.A., as well as an additional loss of ThCh$8,931,451 for the complete impairment of the purchase goodwill that was assigned to its Argentine subsidiary (see Note 14) in order to cover almost the total equity risk that this company represents for the Enersis Group.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

16.	INVESTMENT PROPERTY

The detail of the composition of, and changes in, investment property during the third quarter of 2012 and the 2011 fiscal year is as follows:

Investment Properties	ThCh$

Opening balance January 1, 2011	33,019,154
Additions	2,716,250
Disposals	(977,173)
Depreciation expense	(24,029)
Impairment losses reversed, recognized in the Consolidated Statement of Comprehensive Income (*)	3,321,687
Balance at December 31, 2011	38,055,889
Additions	825,184
Disposals	(531,108)
Depreciation expense	(18,022)
Closing balance investment properties September 30, 2012	38,331,943

(*) See Note 28.

The fair value of the Group’s investment properties as of December 31, 2011, determined on the basis of valuations carried out internally, was ThCh$36,492,692. As of September 30, 2012, the market value of these properties had not changed significantly.

The selling price of investment properties disposed of in the 2012 period and the 2011 fiscal year was ThCh$2,577,975 and ThCh$2,330,179, respectively.

The amounts recognized in profit or loss during the 2012 and 2011 periods as direct operating expenses arising from investment properties were not significant.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. The Group’s management considers that the insurance policy coverage is sufficient against the risks involved.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

17.	DEFERRED TAXES

a.	The deferred taxes recognized by temporary differences as of September 30, 2012 and December 31, 2011 are as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
Temporary Differences	9-30-2012	12-31-2011	9-30-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax relating to depreciations	90,097,787	87,992,490	467,045,117	455,205,366
Deferred tax relating to amortizations	-	-	6,624,665	6,082,237
Deferred tax relating to accruals	10,708,712	12,161,705	13,091,658	5,034,474
Deferred tax relating to provisions	103,014,292	86,876,561	619,757	4,431,328
Deferred tax relating to foreign exchange contracts	3,634,834	31,195,995	1,583,930	107,097
Deferred tax relating to post-employment benefit obligations	46,112,660	38,807,414	2,284,825	5,074,020
Deferred tax relating to revaluations of financial instruments	49,957,681	37,813,186	6,472,329	880,379
Deferred tax relating to tax losses	81,964,241	22,117,495	-	-
Deferred tax relating to other items	60,126,489	62,973,782	50,172,136	31,623,354
Total Deferred Taxes	445,616,696	379,938,628	547,894,417	508,438,255

b.	The following table presents the changes in deferred taxes in the Consolidated Statement of Financial Position for the 2012 period and the 2011 fiscal year:

Changes in Deferred Taxes	Assets ThCh$	Liabilities ThCh$
Balance at January 1, 2011	452,634,364	555,923,578
Increase (decrease) in profit or loss	(48,785,847)	(26,492,538)
Increase (decrease) in Comprehensive Income	14,647,632	3,942,971
Foreign currency translation	8,826,145	33,797,031
Other increase (decrease)	(47,383,666)	(58,732,787)
Balance at December 31, 2011	379,938,628	508,438,255
Increase (decrease) in profit or loss	91,837,628	53,891,987
Increase (decrease) in Comprehensive Income	(703,139)	4,007,585
Foreign currency translation	(35,982,380)	(28,670,272)
Other increase (decrease)	10,525,959	10,226,862
Balance at September 30, 2012	445,616,696	547,894,417

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

c.	As of September 30, 2012 and December 31, 2011, the Group has not recognized deferred tax assets related to tax losses totaling ThCh$43,505,221 and ThCh$39,313,993, respectively. See Note 3.o.

The Enersis Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries, associates, and jointly controlled entities, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries, associates, and jointly controlled entities for which deferred tax liabilities have not been recognized totaled ThCh$2,142,657,526 as of September 30, 2012 (ThCh$ 2,204,931,942 as of December 31, 2011).

The Group is potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits can be performed until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete. The following table presents a summary of tax years, potentially subject to examination, in the significant tax jurisdictions in which the Group operates:

Country	Period
Chile	2007-2011
Argentina	2002-2011
Brazil	2007-2011
Colombia	2009-2011
Peru	2007-2011

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, Enersis Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the companies’ future results.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The effects of deferred tax on the components of other comprehensive income are as follows:

	September 30, 2012			September 30, 2011
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for sale financial assets	(315)	(8)	(323)	(2,642)	449	(2,193)
Cash flow hedge	61,063,092	(13,352,141)	47,710,951	(101,141,362)	20,417,589	(80,723,773)
Foreign currency translation	(438,560,586)	-	(438,560,586)	243,429,400	-	243,429,400
Actuarial income on defined-benefit pension plans	178,754	52,128	230,882	(1,491,871)	428,493	(1,063,378)

Income tax related to components of other income and expenses debited or credited to Equity	(377,319,055)	(13,300,021)	(390,619,076)	140,793,525	20,846,531	161,640,056

18.	OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of September 30, 2012 and December 31, 2011 is as follows:

Other financial liabilities	September 30, 2012		December 31, 2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	635,233,795	2,600,198,581	661,974,731	3,049,197,963
Hedging derivatives (*)	4,647,013	237,887,616	6,200,643	212,913,735
Non-hedging derivatives (**)	136,810	-	807,105	-
Obligation for Túnel El Melón concession	2,933,402	9,367,003	2,207,755	9,243,595
Other financial liabilities	-	-	892,104	-

Total	642,951,020	2,847,453,200	672,082,338	3,271,355,293

(*) See Note 20.2.a.

(**) See Note 20.2.b.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

18.1	Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of September 30, 2012 and December 31, 2011 is as follows:

Classes of Loans that Accrue Interest	Balance at September 30, 2012		Balance at December 31, 2011
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Bank loans	127,033,115	325,286,591	278,455,859	316,103,001
Unsecured obligations	352,070,509	2,078,834,779	242,785,757	2,439,913,903
Secured obligations	9,853,075	9,097,204	10,660,476	9,635,108
Finance leases	10,957,191	48,272,443	13,808,252	58,439,140
Other loans	135,319,905	138,707,564	116,264,387	225,106,811

Total	635,233,795	2,600,198,581	661,974,731	3,049,197,963

Bank loans by currency and contractual maturity as of September 30, 2012 and December 31, 2011 are as follows:

-Summary of Bank Loans by currency and contractual maturity

				Current			Non-current
				Maturity			Maturity
Country	Currency	Nominal Rate	Secured/ Unsecured	One to Three Months ThCh$	Three to Twelve Months ThCh$	Total Current at 9-30-2012 ThCh$	One to Three Years ThCh$	Three to Five Years ThCh$	More than Five Years ThCh$	Total Non- current at 9-30-2012
										ThCh$

Chile	US$	1.90%	Unsecured	874,083	683,378	1,557,461	96,653,228	387,561	-	97,040,789
Chile	Ch$	6.30%	Unsecured	5,038	-	5,038	-	-	-	-
Peru	US$	3.55%	Unsecured	2,553,754	1,994,755	4,548,509	5,899,180	25,279,499	12,015,798	43,194,477
Peru	Sol	5.16%	Unsecured	8,921,301	-	8,921,301	-	1,819,441	20,013,848	21,833,289
Argentina	US$	8.42%	Unsecured	1,701,836	9,559,577	11,261,413	8,728,848	-	-	8,728,848
Argentina	Ar$	20.60%	Unsecured	26,511,976	22,691,250	49,203,226	25,167,689	-	-	25,167,689
Colombia	CP	9.10%	Unsecured	3,513,427	-	3,513,427	-	80,067,155	-	80,067,155
Brazil	US$	7.81%	Unsecured	2,883,158	3,551,576	6,434,734	13,046,395	9,103,440	3,831,384	25,981,219
Brazil	Real	9.06%	Unsecured	36,933,381	4,654,625	41,588,006	23,273,125	-	-	23,273,125

			Total	83,897,954	43,135,161	127,033,115	172,768,465	116,657,096	35,861,030	325,286,591

				Current			Non-current
				Maturity			Maturity
Country	Currency	Nominal Rate	Secured/ Unsecured	One to Three Months ThCh$	Three to Twelve Months ThCh$	Total Current at 12-31-2011 ThCh$	One to Three Years ThCh$	Three to Five Years ThCh$	More than Five Years ThCh$	Total Non- current at 12-31-2011
										ThCh$

Chile	US$	1.97%	Unsecured	84,500	1,607,710	1,692,210	107,025,578	849,449	-	107,875,027
Peru	US$	3.63%	Unsecured	2,354,628	8,838,878	11,193,506	4,296,544	19,212,039	26,158,087	49,666,670
Peru	Sol	5.20%	Unsecured	310,428	1,541,618	1,852,046	-	-	30,832,352	30,832,352
Argentina	US$	5.28%	Unsecured	494,597	6,393,975	6,888,572	17,983,101	1,598,484	-	19,581,585
Argentina	Ar$	21.17%	Unsecured	37,631,229	17,687,954	55,319,183	40,368,276	2,414,084	-	42,782,360
Colombia	CP	6.48%	Unsecured	262,107	86,794,795	87,056,902	-	-	-	-
Brazil	US$	6.05%	Unsecured	-	5,825,541	5,825,541	13,909,371	11,722,036	6,352,599	31,984,006
Brazil	Real	12.89%	Unsecured	9,173,097	99,454,802	108,627,899	33,381,001	-	-	33,381,001

			Total	50,310,586	228,145,273	278,455,859	216,963,871	35,796,092	63,343,038	316,103,001

The fair value of current and non-current bank borrowings totaled ThCh$438,228,895 at September 30, 2012 and ThCh$582,919,972 at December 31, 2011.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

- Identification of Bank Borrowings by Company

Taxpayer ID No.(RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amorti- zation	09-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Foreign	Unibanco	Brazil	Real	10.27%	10.29%	Semi- annually	642,235	-	642,235	-	-	-	-	26,242	1,479,891	1,506,133	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Brasdesco	Brazil	Real	10.10%	5.92%	Semi- annually	730,809	4,654,625	5,385,434	-	-	-	-	6,481,458	7,048,955	13,530,413	5,563,500	-	-	5,563,500
Foreign	Ampla	Brazil	Foreign	Banco do Brasil	Brazil	Real	9.93%	9.77%	At maturity	1,964,994	-	1,964,994	23,273,125	-	-	23,273,125	275,812	-	275,812	27,817,501	-	-	27,817,501
Foreign	Ampla	Brazil	Foreign	Banco HSBC	Brazil	Real	9.91%	6.35%	Semi- annually	8,971,217	-	8,971,217	-	-	-	-	176,118	20,863,126	21,039,244	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Banco Itaú	Brazil	Real	10.12%	10.20%	Semi- annually	794,194	-	794,194	-	-	-	-	1,694	1,856,820	1,858,514	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Banco Alfa	Brazil	Real	10.23%	10.27%	Semi- annually	-	-	-	-	-	-	-	2,211,773	12,517,876	14,729,649	-	-	-	-
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - A	Brazil	US$	7.96%	8.06%	Semi- annually	1,118,483	1,159,236	2,277,719	5,074,997	5,856,068	1,599,761	12,530,826	-	2,426,516	2,426,516	5,406,532	6,238,628	3,470,634	15,115,794
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - B	Brazil	US$	3.03%	3.03%	Semi- annually	1,764,675	2,392,340	4,157,015	7,971,398	2,170,906	-	10,142,304	-	3,399,025	3,399,025	8,502,839	4,712,630	-	13,215,469
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - C	Brazil	US$	12.06%	12.35%	Semi- annually	-	-	-	-	1,076,466	2,231,623	3,308,089	-	-	-	-	770,778	2,881,965	3,652,743
96,800,570-7	Chilectra S.A.	Chile	-	Credit Lines	Chile	Ch$	6.60%	6.60%	Other	1,046	-	1,046	-	-	-	-	-	-	-	-	-	-	-
79,913,810-7	Inmobiliaria Velasco S.A.	Chile	-	Credit Lines	Chile	Ch$			At maturity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Sol	3.85%	3.80%	Quarterly	1,459,025	-	1,459,025	-	-	-	-	3,068	1,541,618	1,544,686	-	-	-	-
Foreign	Chinango	Peru	Foreign	Banco Scotiabank	Peru	US$	4.24%	4.19%	Quarterly	63,935	293,068	357,003	1,172,273	1,172,273	12,015,798	14,360,344	71,315	-	71,315	1,127,370	1,288,422	13,689,484	16,105,276
Foreign	Compañía Distribuidora y Comercializ. de Energía S.A.	Colombia	Foreign	Banco Agrario	Colombia	CP	6.27%	6.11%	At maturity	-	-	-	-	-	-	-	262,107	-	262,107	-	-	-	-
Foreign	Companhía de Interconexao Energética S.A.	Brazil	Foreign	Santander	Brazil	Real	11.61%	11.80%	Semi- annually	23,829,932	-	23,829,932	-	-	-	-	-	55,688,134	55,688,134	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	3.51%	3.47%	Quarterly	1,708,131	1,701,687	3,409,818	-	-	-	-	1,890,464	5,610,961	7,501,425	1,870,361	-	-	1,870,361
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	Quarterly	519,983	-	519,983	-	-	-	-	392,849	1,357,201	1,750,050	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.64%	3.59%	Quarterly	261,705	-	261,705	4,726,907	24,107,226	-	28,834,133	-	-	-	1,298,813	17,923,617	12,468,603	31,691,033
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	1.65%	L6M+1.25%	Semi- annually	-	-	-	-	-	-	-	-	1,870,716	1,870,716	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	19,309	-	19,309	-	-	2,729,161	2,729,161	18,741	-	18,741	-	-	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	19,309	-	19,309	-	-	2,729,161	2,729,161	18,741	-	18,741	-	-	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	9,399	-	9,399	-	-	2,365,273	2,365,273	8,847	-	8,847	-	-	2,505,128	2,505,128
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	7,724	-	7,724	-	-	1,091,664	1,091,664	7,497	-	7,497	-	-	1,156,213	1,156,213
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	32,182	-	32,182	-	-	4,548,602	4,548,602	31,235	-	31,235	-	-	4,817,554	4,817,554
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	19,309	-	19,309	-	-	2,729,161	2,729,161	18,741	-	18,741	-	-	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	45,729	-	45,729	-	-	3,820,826	3,820,826	44,826	-	44,826	-	-	4,046,745	4,046,745
Foreign	Edelnor	Peru	Foreign	Banco de Interbank	Peru	Sol	6.90%	6.73%	Quarterly	25,126	-	25,126	-	1,819,441	-	1,819,441	26,612	-	26,612	-	-	1,927,022	1,927,022
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	4.56%	4.48%	Quarterly	2,732,205	-	2,732,205	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	4.56%	4.48%	Quarterly	4,551,984	-	4,551,984	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-	132,120	-	132,120	-	-	7,708,094	7,708,094
Foreign	Edesur S.A.	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	21.72%	19.81%	Quarterly	107,082	-	107,082	7,046,383	-	-	7,046,383	186,005	-	186,005	8,449,285	-	-	8,449,285
Foreign	Edesur S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	16.65%	15.50%	Monthly	9,832	-	9,832	1,006,626	-	-	1,006,626	-	-	-	1,207,041	-	-	1,207,041
Foreign	Edesur S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	22.83%	21.10%	Monthly	10,479	1,811,927	1,822,406	1,207,952	-	-	1,207,952	-	-	-	3,621,124	-	-	3,621,124
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.27%	19.76%	Monthly	57,235	1,006,626	1,063,861	1,509,939	-	-	1,509,939	4,834,533	-	4,834,533	2,414,082	-	-	2,414,082
Foreign	Edesur S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	19.55%	18.00%	Monthly	604,870	-	604,870	-	-	-	-	42,370	2,414,082	2,456,452	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	21.55%	20.00%	Semi- annually	-	-	-	-	-	-	-	617,884	-	617,884	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.27%	19.76%	Quarterly	45,785	805,300	851,085	1,207,950	-	-	1,207,950	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.26%	19.75%	Quarterly	22,875	402,650	425,525	603,975	-	-	603,975	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	21.94%	20.00%	Monthly	617,872	603,976	1,221,848	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Itaú	Argentina	Ar$	21.52%	19.65%	Quarterly	25,741	-	25,741	2,516,566	-	-	2,516,566	-	-	-	3,017,603	-	-	3,017,603
Foreign	Edesur S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	21.94%	20.00%	Monthly	807,618	603,976	1,411,594	-	-	-	-	1,260,656	2,414,082	3,674,738	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	23.67%	21.44%	Monthly	20,105	2,013,252	2,033,357	-	-	-	-	-	-	-	2,414,082	-	-	2,414,082
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	21.94%	20.00%	Monthly	588,323	583,843	1,172,166	-	-	-	-	282,930	1,750,209	2,033,139	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	24.06%	21.75%	Monthly	8,656	2,421,087	2,429,743	-	-	-	-	311,088	1,810,562	2,121,650	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	24.03%	21.00%	Monthly	228,303	4,409,022	4,637,325	-	-	-	-	-	-	-	4,224,644	-	-	4,224,644
Foreign	Edesur S.A.	Argentina	Foreign	Banco Frances	Argentina	Ar$	18.55%	17.75%	Monthly	542,720	-	542,720	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	22.39%	20.35%	Monthly	356,553	-	356,553	-	-	-	-	852,036	-	852,036	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Comafi	Argentina	Ar$	25.07%	22.50%	Monthly	332,372	-	332,372	-	-	-	-	1,192,058	-	1,192,058	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	US$	6.24%	6.24%	Monthly	200,984	-	200,984	-	-	-	-	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CP	9.53%	9.31%	At maturity	794,868	-	794,868	-	17,968,120	-	17,968,120	-	21,177,566	21,177,566	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CP	8.30%	8.47%	At maturity	233,884	-	233,884	-	5,932,582	-	5,932,582	-	6,430,876	6,430,876	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CP	9.53%	9.31%	At maturity	2,148,419	-	2,148,419	-	48,565,324	-	48,565,324	-	23,478,356	23,478,356	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	AV VILLAS	Colombia	CP	9.53%	9.31%	At maturity	336,256	-	336,256	-	7,601,129	-	7,601,129	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Santander	Colombia	CP	8.15%	7.91%	Annually	-	-	-	-	-	-	-	-	26,730,428	26,730,428	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Davivienda	Colombia	CP	8.15%	7.91%	Annually	-	-	-	-	-	-	-	-	8,977,569	8,977,569	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	20.75%	20.75%	At maturity	1,418,089	-	1,418,089	-	-	-	-	2,566,218	-	2,566,218	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.00%	22.00%	At maturity	1,127,201	-	1,127,201	-	-	-	-	1,898,686	-	1,898,686	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	18.85%	At maturity	660,867	1,702,606	2,363,473	1,016,722	-	-	1,016,722	3,555,128	-	3,555,128	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	17.00%	17.00%	At maturity	4,715,708	-	4,715,708	-	-	-	-	6,393,434	-	6,393,434	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	18.64%	18.64%	At maturity	508,711	-	508,711	-	-	-	-	978,500	-	978,500	-	-	-	-

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

- Identification of Bank Borrowings by Company, continued

Taxpayer ID No.(RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amorti- zation	09-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Standard	Argentina	Ar$	21.00%	21.00%	At maturity	1,578,275	-	1,578,275	-	-	-	-	2,509,954	-	2,509,954	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	23.75%	23.75%	At maturity	3,680,735	-	3,680,735	-	-	-	-	3,529,419	-	3,529,419	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	18.75%	18.75%	At maturity	1,436,786	-	1,436,786	-	-	-	-	5,167,489	-	5,167,489	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	18.09%	18.09%	At maturity	309,168	-	309,168	-	-	-	-	368,366	-	368,366	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.45%	11.45%	Quarterly	-	5,195,161	5,195,161	-	-	-	-	44,820	-	44,820	5,195,104	-	-	5,195,104
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	14.00%	16.00%	At maturity	-	-	-	-	-	-	-	368,142	-	368,142	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi- annually	856,238	-	856,238	1,550,243	387,561	-	1,937,804	50,233	849,448	899,681	1,698,896	849,449	-	2,548,345
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Export Development Corporation Loan	USA	US$	1.83%	1.73%	Semi-annually	-	683,378	683,378	678,299	-	-	678,299	-	758,262	758,262	1,486,682	-	-	1,486,682
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Bilbao Viscera Argentaria S.A.NY	USA	US$	1.72%	1.12%	At maturity	17,845	-	17,845	27,855,282	-	-	27,855,282	34,267	-	34,267	30,494,018	-	-	30,494,018
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Bankia S.A. Miami Branch.	USA	US$	1.72%	1.12%	At maturity	-	-	-	23,606,171	-	-	23,606,171	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Santander C.H. SA Chile	USA	US$	1.72%	1.12%	At maturity	-	-	-	15,580,073	-	-	15,580,073	-	-	-	17,055,976	-	-	17,055,976
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Español de crédito S.A. N.Y.B.	USA	US$	1.72%	1.12%	At maturity	-	-	-	11,803,086	-	-	11,803,086	-	-	-	12,921,194	-	-	12,921,194
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.72%	1.12%	At maturity	-	-	-	15,580,074	-	-	15,580,074	-	-	-	17,055,976	-	-	17,055,976
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	USA	US$	1.83%	Libor+0,75	At maturity	-	-	-	-	-	-	-	-	-	-	26,312,836	-	-	26,312,836
91,081,000-6	Endesa S.A. (Chile)	Chile	97.004.000-5	Banco Santander Chile (Linea Crédito)	Chile	Ch$	6.00%	6.00%	At maturity	584	-	584	-	-	-	-	-	-	-	-	-	-	-
94,271,00-3	Enersis S.A.	Chile	97.004.000-5	Banco Santander Chile	Chile	Ch$	2.10%	2.10%	At maturity	3,408	-	3,408	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.39%	8.14%	Quarterly	750,424	2,182,208	2,932,632	4,364,426	-	-	4,364,426	40,734	3,197,006	3,237,740	6,393,999	799,242	-	7,193,241
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	US$	8.39%	8.14%	Quarterly	375,214	1,091,104	1,466,318	2,182,209	-	-	2,182,209	40,677	3,196,970	3,237,647	6,393,999	799,242	-	7,193,241
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau	Argentina	US$	8.39%	8.14%	Quarterly	375,214	1,091,104	1,466,318	2,182,213	-	-	2,182,213	-	-	-	-	-		-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau- Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	652,469	-	652,469	-	-	-	-	25,858	1,545,012	1,570,870	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	509,740	-	509,740	-	-	-	-	20,196	1,207,041	1,227,237	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	652,469	-	652,469	-	-	-	-	25,859	1,545,012	1,570,871	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	428,182	-	428,182	-	-	-	-	16,968	1,013,914	1,030,882	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	203,895	-	203,895	-	-	-	-	8,077	482,816	490,893	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Syndicated II	Argentina	Ar$	25.09%	22.60%	Semi-annually	252,238	207,550	459,788	427,682	-	-	427,682	82,953	497,792	580,745	761,701	-	-	761,701
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank -Syndicated II	Argentina	Ar$	25.09%	22.60%	Semi-annually	555,102	456,757	1,011,859	941,195	-	-	941,195	283,419	1,095,492	1,378,911	4,090,481	603,521	-	4,694,002
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander -Syndicated II	Argentina	Ar$	25.09%	22.60%	Semi-annually	403,759	332,226	735,985	684,588	-	-	684,588	132,688	796,817	929,505	1,219,258	-	-	1,219,258
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Syndicated II	Argentina	Ar$	25.09%	22.60%	Semi-annually	201,791	166,040	367,831	342,143	-	-	342,143	66,315	398,233	464,548	609,361	-	-	609,361
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Syndicated II	Argentina	Ar$	25.09%	22.60%	Semi-annually	201,791	166,040	367,831	342,143	-	-	342,143	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Ciudad -Syndicated II	Argentina	Ar$	25.09%	22.60%	Semi-annually	161,645	133,013	294,658	274,069	-	-	274,069	53,063	318,657	371,720	487,596	-	-	487,596
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Syndicated III	Argentina	Ar$	25.35%	22.81%	Semi-annually	63,129	1,006,626	1,069,755	1,509,939	-	-	1,509,939	167,311	398,233	565,544	3,023,611	603,521	-	3,627,132
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Syndicated III	Argentina	Ar$	25.35%	22.81%	Semi-annually	63,129	1,006,626	1,069,755	1,509,939	-	-	1,509,939	100,996	-	100,996	2,414,203	603,521	-	3,017,724
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Syndicated III	Argentina	Ar$	25.35%	22.81%	Semi-annually	63,129	1,006,626	1,069,755	1,509,939	-	-	1,509,939	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Syndicated III	Argentina	Ar$	25.35%	22.81%	Semi-annually	63,129	1,006,626	1,069,755	1,509,939	-	-	1,509,939	100,996	-	100,996	2,414,203	603,521	-	3,017,724
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro	Argentina	Ar$	18.81%	18.00%	At maturity	2,043,037	-	2,043,037	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	20.40%	19.00%	At maturity	168,688	-	168,688	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario	Argentina	Ar$	26.11%	23.43%	At maturity	2,693	838,855	841,548	-	-	-	-	-	-	-	-	-	-	-

									Total	83,897,954	43,135,161	127,033,115	172,768,465	116,657,096	35,861,030	325,286,591	50.310.586	228.145.273	278.455.859	216.963.871	35,796,092	63,343,038	316,103,001

Appendix No. 4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

18.2	Unsecured Liabilities

The detail of Unsecured Liabilities by currency and maturity as of September 30, 2012 and December 31, 2011 is as follows:

- Summary of Unsecured Liabilities by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 9-30-2012	Maturity			Total Non-current at 9-30-2012
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.10%	Unsecured	2,927,416	198,004,054	200,931,470	267,704,221	121,831,639	143,327,745	532,863,605
Chile	CH$	5.56%	Unsecured	10,597,779	2,349,469	12,947,248	14,166,477	14,994,471	290,295,689	319,456,637
Peru	US$	6.97%	Unsecured	158,512	279,152	437,664	7,598,497	9,453,816	18,040,714	35,093,027
Peru	Sol	6.86%	Unsecured	4,512,798	37,987,180	42,499,978	64,327,198	20,959,957	47,305,461	132,592,616
Colombia	CP	9.35%	Unsecured	20,961,931	21,001,221	41,963,152	210,710,502	185,042,822	350,867,646	746,620,970
Brazil	Real	10.50%	Unsecured	39,071,822	14,219,175	53,290,997	51,541,040	150,580,011	110,086,873	312,207,924

			Total	78,230,258	273,840,251	352,070,509	616,047,935	502,862,716	959,924,128	2,078,834,779

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12-31- 2011	Maturity			Total Non- current at 12-31-2011
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.10%	Unsecured	22,439,241	802,032	23,241,273	396,001,073	236,020,317	157,801,599	789,822,989
Chile	CH$	5.29%	Unsecured	31,548,592	9,198,469	40,747,061	13,764,742	14,617,263	378,064,242	406,446,247
Peru	US$	6.97%	Unsecured	853,625	60,597	914,222	5,049,784	13,692,084	19,828,195	38,570,063
Peru	Sol	7.37%	Unsecured	27,920,075	57,158	27,977,233	80,986,235	42,415,673	28,905,326	152,307,234
Argentina	Ar$	12.28%	Unsecured	15,571	3,963,560	3,979,131	-	-	-	-
Colombia	CP	8.99%	Unsecured	1,753,145	36,094,355	37,847,500	131,329,301	76,673,844	574,038,462	782,041,607
Brazil	Real	12.97%	Unsecured	6,688,369	101,390,968	108,079,337	60,242,802	120,351,829	90,131,132	270,725,763

			Total	91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,903

18.3	Secured Liabilities

The detail of Secured Liabilities by currency and maturity as of September 30, 2012 and December 31, 2011 is as follows:

- Summary of Secured Liabilities by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current				Non-current
				Maturity			Total Current at 9-30-2012	Maturity			Total Non- current at 9-30-2012
				Unspecified	One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.15%	Secured		9,663,966	-	9,663,966	-	-	-	-
Peru	Sol	6.41%	Secured		130,771	58,338	189,109	9,097,204	-	-	9,097,204

			Total		9,794,737	58,338	9,853,075	9,097,204	-	-	9,097,204

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current				Non-current
				Maturity			Total Current at 12-31-2011	Maturity			Total Non- current at 12-31-2010
				Unspecified	One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.15%	Secured		-	10,463,994	10,463,994	-	-	-	-
Peru	Sol	6.41%	Secured		135,886	60,596	196,482	9,635,108	-	-	9,635,108

			Total		135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108

The fair value of current and non-current secured and unsecured liabilities totaled ThCh$2,783,648,938 and ThCh$3,209,731,363 as of September 30, 2012 and December 31, 2011, respectively.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

- Secured and Unsecured Liabilities by Company

Taxpayer ID No.(RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	09-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$		Non-current ThCh$
										Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Secured	9,663,966	-	9,663,966	-	-	-	-	-	10,463,994	10,463,994	-	-	-	-
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Sol	6.57%	6.47%	Secured	130,771	-	130,771	4,548,602			4,548,602	-	60,596	60,596	4,817,554	-	-	4,817,554
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Secured	-	58,338	58,338	4,548,602			4,548,602	135,886	-	135,886	4,817,554	-	-	4,817,554

							Total Secured Bonds			9,794,737	58,338	9,853,075	9,097,204	-	-	9,097,204	135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108

Foreign	Ampla	Brazil	Foreign	Bonds, 1st Series	Brazil	Real	9.84%	9.93%	Unsecured	27,238,512	-	27,238,512	-	-	-	-	160,282	32,081,924	32,242,206	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd Series	Brazil	Real	13.19%	13.36%	Unsecured	2,397,206	-	2,397,206	24,463,684	12,231,842	-	36,695,526	164,014	-	164,014	-	32,546,476	-	32,546,476
Foreign	Ampla	Brazil	Foreign	Bonds, 1st Series	Brazil	Real	9.94%	10.03%	Unsecured	707,639	-	707,639	13,120,204	13,614,778	-	26,734,982	147,518	-	147,518	27,931,549	14,103,489	-	42,035,038
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd Series	Brazil	Real	12.93%	13.79%	Unsecured	1,021,227	-	1,021,227	-	30,152,999	15,076,500	45,229,499	1,941,239	-	1,941,239	-	17,199,885	34,700,328	51,900,213
Foreign	Ampla	Brazil	Foreign	Bonds, 1st Series	Brazil	Real	8.66%	8.85%	Unsecured	594,026	-	594,026	-	23,273,125	-	23,273,125	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd Series	Brazil	Real	9.79%	10.09%	Unsecured	1,218,815	-	1,218,815	-	23,161,268	46,885,274	70,046,542	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 1st Series	Brazil	Real	10.13%	10.17%	Unsecured	-	-	-	-	-	-	-	2,610,374	51,462,513	54,072,887	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B8	Colombia	CP	9.65%	9.32%	Unsecured	334,635	-	334,635	65,628,816	-	-	65,628,816	390,407	-	390,407	66,868,280	-	-	66,868,280
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CP	8.57%	8.31%	Unsecured	383,165	-	383,165	-	102,350,514	-	102,350,514	456,111	-	456,111	-	-	104,210,669	104,210,669
Foreign	Codensa	Colombia	Foreign	B502	Colombia	CP	6.81%	6.93%	Unsecured	-	-	-	-	-	-	-	30,623	9,019,194	9,049,817	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CP	8.17%	7.93%	Unsecured	92,653	-	92,653	22,445,055	-	-	22,445,055	115,603	-	115,603	22,868,952	-	-	22,868,952
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CP	9.29%	8.98%	Unsecured	97,523	-	97,523	19,819,902	-	-	19,819,902	91,853	-	91,853	20,194,220	-	-	20,194,220
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	8.83%	8.55%	Unsecured	98,387	-	98,387	-	-	21,001,221	21,001,221	181,497	-	181,497	-	-	21,397,849	21,397,849
Foreign	Codensa	Colombia	Foreign	B304	Colombia	CP	6.18%	6.04%	Unsecured	156,386	21,001,221	21,157,607	-	-	-	-	114,096	-	114,096	21,397,849	-	-	21,397,849
Foreign	Codensa	Colombia	Foreign	B604	Colombia	CP	7.15%	6.97%	Unsecured	327,092	-	327,092	-	38,064,713	-	38,064,713	372,955	-	372,955	-	38,783,602	-	38,783,602
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 2	Brazil	Real	12.36%	12.22%	Unsecured	166,148	14,219,175	14,385,323	13,957,152	-	-	13,957,152	1,664,942	15,999,149	17,664,091	32,311,253	-	-	32,311,253
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 1	Brazil	Real	10.26%	10.30%	Unsecured	1,000,112	-	1,000,112	-	24,204,050	-	24,204,050	-	700,207	700,207	-	28,930,201	-	28,930,201
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 2	Brazil	Real	11.48%	11.57%	Unsecured	4,728,137	-	4,728,137	-	23,941,949	48,125,099	72,067,048	-	1,147,175	1,147,175	-	27,571,778	55,430,804	83,002,582
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.57%	6.47%	Unsecured	-	52,661	52,661	-	-	4,726,908	4,726,908	141,895	-	141,895	-	-	5,195,251	5,195,251
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Sol	6.41%	6.31%	Unsecured	78,961	-	78,961	-	-	4,548,603	4,548,603	-	7,603	7,603	-	-	4,817,555	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Sol	6.38%	6.28%	Unsecured	-	69,046	69,046	-	-	4,548,603	4,548,603	148,780	-	148,780	-	-	4,817,555	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Sol	6.86%	6.75%	Unsecured	-	20,469	20,469	3,638,882	-	-	3,638,882	86,706	-	86,706	3,854,084	-	-	3,854,084
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Sol	6.61%	6.50%	Unsecured	-	4,558,458	4,558,458	-	-	-	-	-	33,597	33,597	4,817,555	-	-	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Sol	6.54%	6.44%	Unsecured	104,926	4,548,603	4,653,529	-	-	-	-	-	15,958	15,958	4,817,555	-	-	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Sol	6.73%	6.63%	Unsecured	90,403	4,548,603	4,639,006	-	-	-	-	88,723	-	88,723	4,817,555	-	-	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	Sol	6.70%	6.59%	Unsecured	-	21,691	21,691	5,149,018	-	-	5,149,018	112,871	-	112,871	5,453,472	-	-	5,453,472
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	6.44%	6.34%	Unsecured	-	54,142	54,142	-	-	4,726,908	4,726,908	141,900	-	141,900	-	-	5,195,251	5,195,251
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	9.20%	9.00%	Unsecured	158,512	-	158,512	4,594,554	-	-	4,594,554	-	60,597	60,597	5,049,784	-	-	5,049,784
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	7.93%	7.78%	Unsecured	-	58,403	58,403	-	-	3,859,990	3,859,990	146,718	-	146,718	-	-	4,242,442	4,242,442
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	7.25%	7.13%	Unsecured	-	41,615	41,615	3,003,943	-	-	3,003,943	104,550	-	104,550	-	3,301,582	-	3,301,582
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.73%	6.63%	Unsecured	-	65,241	65,241	-	4,726,908	-	4,726,908	157,752	-	157,752	-	5,195,251	-	5,195,251

Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.09%	6.00%	Unsecured	-	7,090	7,090	-	4,726,908	-	4,726,908	85,722	-	85,722	-	5,195,251	-	5,195,251
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	5.86%	5.78%	Unsecured	-	-	-	-	-	4,726,908	4,726,908	75,088	-	75,088	-	-	5,195,251	5,195,251
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	9.92%	6.50%	Unsecured	-	-	-				-	4,840	-	4,840	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	5.44%	5.37%	Unsecured	109,762	-	109,762	4,599,347	-	-	4,599,347	48,852	-	48,852	4,756,410	-	-	4,756,410
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	Unsecured	91,986	-	91,986	4,589,749	-	-	4,589,749	17,997	-	17,997	4,746,484	-	-	4,746,484
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	6.50%	6.40%	Unsecured	158,835	-	158,835	9,163,561	-	-	9,163,561	10,266	-	10,266	9,476,559	-	-	9,476,559
Foreign	Edelnor	Peru	Foreign	Retirement Insurance Fund for Non-commissioned Officers and Specialists - Fosersoe	Peru	Sol	8.75%	8.57%	Unsecured	145,934	-	145,934	5,458,322	-	-	5,458,322	28,102	-	28,102	-	5,781,065	-	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	8.16%	8.00%	Unsecured	-	63,069	63,069	-	3,274,993	-	3,274,993	137,526	-	137,526	-	3,468,639	-	3,468,639
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	7.22%	7.09%	Unsecured	-	16,418	16,418	-	2,729,161	-	2,729,161	69,553	-	69,553	-	2,890,532	-	2,890,532
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	8.00%	7.85%	Unsecured	-	64,885	64,885	-	4,948,879	-	4,948,879	173,552	-	173,552	-	5,241,499	-	5,241,499
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	6.66%	6.55%	Unsecured	87,802	-	87,802	2,729,161	-	-	2,729,161	44,894	-	44,894	2,890,532	-	-	2,890,532
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	5.91%	5.82%	Unsecured	96,118	-	96,118	3,638,882	-	-	3,638,882	44,894	-	44,894	-	3,854,043	-	3,854,043
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.94%	6.82%	Unsecured	-	43,477	43,477	7,277,763	-	-	7,277,763	179,735	-	179,735	-	7,708,087	-	7,708,087
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.81%	6.70%	Unsecured	92,101	-	92,101	4,548,602	-	-	4,548,602	15,498	-	15,498	4,817,554	-	-	4,817,554
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	7.13%	7.00%	Unsecured	96,326	-	96,326	-	4,548,602	-	4,548,602	16,209	-	16,209	-	4,817,554	-	4,817,554
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.72%	7.58%	Unsecured	-	5,550,777	5,550,777	-	-	-	-	209,478	-	209,478	5,781,065	-	-	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	8.06%	7.91%	Unsecured	-	17,256	17,256	4,532,227	-	-	4,532,227	115,030	-	115,030	-	4,800,211	-	4,800,211
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	6.56%	6.46%	Unsecured	133,930	-	133,930	5,362,802	-	-	5,362,802	48,664	-	48,664	5,679,896	-	-	5,679,896
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	7.06%	6.94%	Unsecured	176,685	-	176,685	-	5,458,322	-	5,458,322	85,060	-	85,060	-	-	5,781,065	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.63%	6.52%	Unsecured	100,448	-	100,448	3,638,882	-	-	3,638,882	42,555	-	42,555	-	3,854,043	-	3,854,043
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	7.44%	7.30%	Unsecured	-	60,894	60,894	-	-	5,458,322	5,458,322	171,987	-	171,987	-	-	5,781,065	5,781,065
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	Unsecured	97,239	-	97,239	-	-	3,638,882	3,638,882	40,360	-	40,360	-	-	3,854,043	3,854,043
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	7.03%	6.91%	Unsecured	-	54,015	54,015	-	-	3,638,882	3,638,882	124,955	-	124,955	-	-	3,854,043	3,854,043
Foreign	Edelnor	Peru	Foreign	9th Issue Series A	Peru	Sol	6.28%	6.19%	Unsecured	212,060	-	212,060	-	-	7,277,763	7,277,763	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	11th Issue Series A	Peru	Sol	6.06%	5.97%	Unsecured	214,479	-	214,479	-	-	9,097,203	9,097,203	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Essalud Health Insurance	Peru	Sol	7.84%	7.70%	Unsecured	-	741,254	741,254	-	-	-	-	29,390	-	29,390	770,809	-	-	770,809
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.84%	6.73%	Unsecured	-	5,545,720	5,545,720	-	-	-	-	186,831	-	186,831	5,781,065	-	-	5,781,065
Foreign	Edelnor	Peru	Foreign	Mapfre Perú Cia de Seguros	Peru	Sol	6.28%	6.19%	Unsecured	-	3,658,564	3,658,564	-	-	-	-	81,366	-	81,366	3,854,043	-	-	3,854,043
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	8.31%	8.15%	Unsecured	2,424,803	-	2,424,803	-	-	-	-	2,516,119	-	2,516,119	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.91%	7.76%	Unsecured	-	5,549,427	5,549,427	-	-	-	-	210,758	-	210,758	5,781,065	-	-	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.56%	7.42%	Unsecured	-	2,802,545	2,802,545	-	-	-	-	23,074	-	23,074	2,890,532	-	-	2,890,532
Foreign	Edelnor	Peru	Foreign	13th Issue Series A	Peru	Sol	5.56%	5.49%	Unsecured	-	52,009	52,009	-	-	9,097,203	9,097,203	-	-	-	-	-	-	-

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Secured and Unsecured Liabilities by Company, continued

Taxpayer ID No.(RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	09-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$		Non-current ThCh$
										Less than90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	5.77%	5.69%	Unsecured	-	-	-	-	-	-	-	3,897,275	-	3,897,275	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	6.06%	5.97%	Unsecured	-	-	-	-	-	-	-	7,930,354	-	7,930,354	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	6.67%	6.56%	Unsecured	-	-	-	-	-	-	-	5,894,881	-	5,894,881	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.97%	7.81%	Unsecured	-	-	-	-	-	-	-	5,082,940	-	5,082,940	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	oeds7	Argentina	Ar$	12.28%	11.75%	Unsecured	-	-	-	-	-	-	-	15,571	3,963,560	3,979,131	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	A-10 Bonds	Colombia	CP	8.65%	8.39%	Unsecured	474,799	-	474,799	55,128,205	-	-	55,128,205	-	534,079	534,079	-	-	56,169,355	56,169,355
Foreign	Emgesa	Colombia	Foreign	A102 Bonds	Colombia	CP	8.65%	8.39%	Unsecured	90,438	-	90,438	10,500,611	-	-	10,500,611	-	101,729	101,729	-	-	9,747,283	9,747,283
Foreign	Emgesa	Colombia	Foreign	A5 Bonds	Colombia	CP	7.02%	6.85%	Unsecured	124,224	-	124,224	12,978,755	-	-	12,978,755	-	116,036	116,036	-	13,223,871	-	13,223,871
Foreign	Emgesa	Colombia	Foreign	B09-09 Bonds	Colombia	CP	9.54%	9.22%	Unsecured	1,270,050	-	1,270,050	-	-	57,280,830	57,280,830	-	1,416,305	1,416,305	-	-	58,362,634	58,362,634
Foreign	Emgesa	Colombia	Foreign	B10 Bonds	Colombia	CP	9.42%	9.10%	Unsecured	515,328	-	515,328	-	-	42,018,193	42,018,193	-	575,302	575,302	-	-	42,811,747	42,811,747
Foreign	Emgesa	Colombia	Foreign	B-103 Bonds	Colombia	CP	8.77%	8.77%	Unsecured	2,295,820	-	2,295,820	-	44,627,595	-	44,627,595	-	3,654,924	3,654,924	-	-	45,470,431	45,470,431
Foreign	Emgesa	Colombia	Foreign	B12 Bonds	Colombia	CP	9.75%	9.41%	Unsecured	532,712	-	532,712	-	-	23,516,117	23,516,117	-	592,993	592,993	-	-	23,960,242	23,960,242
Foreign	Emgesa	Colombia	Foreign	B15 Bonds	Colombia	CP	9.74%	9.40%	Unsecured	184,777	-	184,777	-	-	14,569,597	14,569,597	-	205,704	205,704	-	-	14,844,758	14,844,758
Foreign	Emgesa	Colombia	Foreign	E5-09 Bonds	Colombia	CP	9.27%	9.27%	Unsecured	559,510	-	559,510	24,209,158	-	-	24,209,158	-	1,146,419	1,146,419	-	24,666,371	-	24,666,371
Foreign	Emgesa	Colombia	Foreign	Foreign bonds	Colombia	CP	10.17%	10.17%	Unsecured	1,639,881	-	1,639,881	-	-	23,626,374	23,626,374	-	2,288,195	2,288,195	-	-	24,072,581	24,072,581
Foreign	Emgesa	Colombia	Foreign	Quimbo bonds	Colombia	CP	10.17%	10.17%	Unsecured	11,784,551	-	11,784,551	-	-	168,855,314	168,855,314	-	16,443,475	16,443,475	-	-	172,990,913	172,990,913
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon –First Issue S-1	USA	US$	7.96%	7.88%	Unsecured	-	1,280,216	1,280,216	-	-	96,203,361	96,203,361	3,507,440	-	3,507,440	-	-	105,516,202	105,516,202
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon –First Issue S-2	USA	US$	7.40%	7.33%	Unsecured	-	409,387	409,387	-	-	33,023,641	33,023,641	1,121,609	-	1,121,609	-	-	36,254,989	36,254,989
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon –First Issue S-3	USA	US$	8.26%	8.13%	Unsecured	-	259,294	259,294	-	-	13,694,248	13,694,248	710,395	-	710,395	-	-	15,584,934	15,584,934
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	Unsecured	-	192,145,320	192,145,320	-	-	-	-	7,225,533	-	7,225,533	206,726,825	-	-	206,726,825
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	Unsecured	-	1,362,089	1,362,089	93,453,298	-	-	93,453,298	3,731,750	-	3,731,750	-	102,843,263	-	102,843,263
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	6.20%	Unsecured	4,549,904	2,349,469	6,899,373	9,397,876	9,397,876	50,516,539	69,312,291	-	5,653,703	5,653,703	9,274,316	9,274,316	51,798,587	70,347,219
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.75%	Unsecured	3,093,430	-	3,093,430	-	-	222,165,054	222,165,054	-	436,109	436,109	-	-	218,509,846	218,509,846
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	Unsecured	-	-	-	-	-	-	-	-	699,402	699,402	-	-	88,931,329	88,931,329
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	Unsecured	-	-	-	-	-	-	-	31,548,592	-	31,548,592	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2016	USA	US$	7.76%	7.40%	Unsecured	2,918,473	-	2,918,473	-	121,831,639	-	121,831,639	-	799,582	799,582	-	133,177,054	-	133,177,054
94,271,000-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2026	USA	US$	7.76%	6.60%	Unsecured	8,943	-	8,943	-	-	406,495	406,495	-	2,450	2,450	-	-	445,474	445,474
94,271,000-3	Enersis S.A.	Chile	Foreign	Yankee bonds 2014	USA	US$	7.69%	7.38%	Unsecured	-	2,547,748	2,547,748	174,250,923	-	-	174,250,923	6,142,514	-	6,142,514	189,274,248	-	-	189,274,248
94,271,000-3	Enersis S.A.	Chile	97,004,000-5	UF 269 bonds	Chile	U.F.	7.02%	5.75%	Unsecured	2,954,445	-	2,954,445	4,768,601	5,596,595	17,614,096	27,979,292	-	2,409,255	2,409,255	4,490,426	5,342,947	18,824,480	28,657,853

							Total Unsecured Bonds			78,230,258	273,840,251	352,070,509	616,047,935	502,862,716	959,924,128	2,078,834,779	91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,903

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured obligations detailed above.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

- Detail of Financial Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	RUT Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	09-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa S.A. (Chile)	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.50%	-	996,563	996,563	2,758,593	2,371,164	11,139,747	16,269,504	1,041,741	-	1,041,741	2,291,023	2,598,536	13,765,541	18,655,100
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	2.96%	2,237,150	3,569,205	5,806,355	10,900,283	18,565,926	-	29,466,209	1,918,477	6,218,565	8,137,042	10,519,276	14,415,305	11,395,943	36,330,524
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	Sol	24.20%	1,099,832	2,674,110	3,773,942	2,249,552	-	-	2,249,552	579,527	3,648,359	4,227,886	2,859,893	-	-	2,859,893
Foreign	Edesur S.A.	Argentina	Foreign	COMAFI	Argentina	Ar$	5.68%	72,138	308,193	380,331	287,178	-	-	287,178	121,499	280,084	401,583	593,623	-	-	593,623

			Total Leasing					3,409,120	7,548,071	10,957,191	16,195,606	20,937,090	11,139,747	48,272,443	3,661,244	10,147,008	13,808,252	16,263,815	17,013,841	25,161,484	58,439,140

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the financial lease obligations detailed above

- Detail of Other Obligations

Taxpayer ID No. (RUT)	Company	Country	RUT Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	09-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	66,540,733		66,540,733	-	-	-	-	7,749,998	14,969,290	22,719,288	12,851,153	37,735,332	-	50,586,485
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	14,837,677		14,837,677	-	-	-	-	-	13,925,511	13,925,511	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%		3,452,007	3,452,007	7,038,832	-	-	7,038,832	679,866	1,133,110	1,812,976	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	N/A	Other	Chile	Ch$	4.74%	-	-	-	-	-	-	-	27	-	27	-	-	-	-
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	6,501,619	-	6,501,619	-	-	-	-	11,197,341	-	11,197,341	-	-	-	-
96,589,170-6	Empresa Eléctrica Pangue	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-	2	-	2	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%		498,000	498,000	-	-	-	-	3,929,271	-	3,929,271	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-	-	3,958	3,958	-	-	-	-
96,800,570-7	Chilectra S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-	-	1,235	1,235	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Eletrobrás	Brazil	Real	6.37%	260,020	513,209	773,229	1,904,069	1,783,695	1,732,980	5,420,744	205,853	613,419	819,272	2,035,832	2,239,892	2,816,907	7,092,631
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Bndes	Brazil	Real	9.11%	3,198,241	8,914,507	12,112,748	23,308,476	22,741,266	15,457,708	61,507,450	4,941,520	10,526,077	15,467,597	23,343,601	22,203,629	22,367,250	67,914,480
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.42%	860,713	2,480,854	3,341,567	4,986,088	4,732,238	8,326,744	18,045,070	1,289,715	3,067,631	4,357,346	6,534,103	5,634,274	11,052,898	23,221,275
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.70%	64,182	32,847	97,029	65,694	-	1,312,147	1,377,841	16,411	113,158	129,569	108,803	-	1,448,799	1,557,602
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BEI	Brazil	US$		-	-	-	-	-	-	-	-	4,532,108	4,532,108	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	16.06%	952,722	2,847,763	3,800,485	1,880,978	-	-	1,880,978	1,049,301	3,073,192	4,122,493	5,366,340	-	-	5,366,340
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BNDES	Brazil	Real	9.70%	4,572,429	9,113,093	13,685,522	14,285,554	-	-	14,285,554	5,567,428	16,072,830	21,640,258	27,967,533	-	-	27,967,533
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.68%	2,570,719	4,345,221	6,915,940	17,733,093	4,945,517	3,709,137	26,387,747	1,975,303	6,454,541	8,429,844	24,074,744	5,911,192	6,650,091	36,636,027
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Faelce	Brazil	Real	13.22%	1,381,674	1,381,675	2,763,349	2,763,348	-	-	2,763,348	-	3,176,291	3,176,291	4,764,438	-	-	4,764,438

			Total Other Obligations					101,740,729	33,579,176	135,319,905	73,966,132	34,202,716	30,538,716	138,707,564	38,602,036	77,662,351	116,264,387	107,046,547	73,724,319	44,335,945	225,106,811

Appendix No. 4 letter d) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle these obligations.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

18.4	Hedged debt

Of Enersis’ US dollar denominated debt, as of September 30, 2012, ThCh$664,986,702 is related to future cash flow hedges for the Group’s US dollar-linked operating income (see Note 3.m). As of December 31, 2011, this amount totaled ThCh$739,686,386.

The following table details changes in “Reserve of cash flow hedges” during 2012 and 2011 due to exchange differences of this debt:

	9-30-2012	12-31-2011
Balance in hedging reserves (hedging income) at the beginning of the Period, net	30,554,503	67,748,527
Foreign currency exchange differences recorded in equity, net	20,346,145	(28,520,464)
Recognition of foreign currency exchange differences in profit or loss, net	(7,934,107)	(9,306,696)
Foreign currency translation differences	(295,067)	633,136
Balance in hedging reserves (hedging income) at the end of the Period, net	42,671,474	30,554,503

18.5	Other information

As of September 30, 2012 and December 31, 2011, the Enersis Group has long-term lines of credit available for use amounting to ThCh$212,812,000 and ThCh$238,832,000, respectively.

19.	RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-	Compliance with good corporate governance standards.

-	Strict compliance with all the Group’s internal policies.

-	The Group’s Risk Committee is the organization in charge of defining, approving, and updating the basic principles that are to inspire actions taken regarding risk.

-	Risk Governance is organized operationally through the Risk Control and Risk Management areas, which are two independent functions.

-	Each business and corporate area determines:

I.	The markets and product areas in which it can operate based on its knowledge and ability to ensure effective risk management.

 II.   Criteria regarding counterparts.

III.   Authorized operators.

-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

-	Business limits are ratified by the Group’s Risk Committee.

-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with Enersis’ policies, standards, and procedures.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

19.1.	Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 57% as of September 30, 2012.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Group detailed by fixed, hedged, and floating rate debt, net of hedging derivative instruments, is as follows:

Net position:

	9-30-2012	12-31-2011
	%	%
Fixed interest rate	57%	62%
Floating interest rate	43%	38%
Total	100%	100%

19.2.     Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.

-	Group company income directly linked to dollar changes.

-	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3.	Commodities risk

The Group has a risk exposure to price changes in certain commodities, basically due to:

-	Purchases of fuel used to generate electricity.

-	Energy purchase/sale transactions that take place in local markets.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

In order to reduce the risk in situations of extreme drought, the company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year and includes risk mitigation terms in certain contracts with unregulated customers.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile oil prices, the Gro up is constantly verifying the advisability of hedging against increases in the price of Brent crude oil. As of September 30, 2012, there are no hedging instruments in effect, and the hedging used in the past has been in specific cases and for fairly insignificant amounts. The Group does not rule out use of this type of instrument in the future.

19.4.	Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 18 and 20, and Appendix No. 4.

As of September 30, 2012, the Group has cash and cash equivalent totaling ThCh$782,662,802 and unconditionally available lines of credits totaling ThCh$212,812,000. As of December 31, 2011, the Group had ThCh$1,219,921,268 in cash and cash equivalents and ThCh$238,832,000 in unconditional available lines of credit.

19.5.	Credit risk

Given the current economic situation, the Group has been conducting detailed monitoring of its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generating and distribution lines of business.

In our electricity generating business, some countries’ regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures quantitatively its maximum exposure to payment default risk, which, as stated above, is very low.

In our electricity distribution companies, the suspension of energy service for customers in payment default is permitted in all cases, in accordance with current regulations in each country. This facilitates our credit risk management, which is also low in this line of business.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade) with thresholds established for each entity.

Banks that have received investment grade ratings from at least two of the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments are backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; wherever possible and when market conditions permit, the treasury bonds are preferred.

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

19.6.	Risk measurement

The Enersis Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to ensure that the risk assumed by the company remains consistent with the risk exposure defined by Management, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

-	Debt

-	Financial derivatives.

The VaR determined represents the potential loss in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

-	U.S. dollar Libor interest rate.

-	The customary local indices used in the banking industry for debt, considering the various currencies in which our companies operate.

-	The Exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95%-confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial Positions	9-30-2012	12-31-2011
	ThCh$	ThCh$
Interest rate	18,614,609	41,560,004
Exchange rate	4,479,041	3,602,591
Correlation	(225,220)	(310,050)
Total	22,868,430	44,852,545

The Value at Risk positions have varied during the 2012 fiscal period and the 2011 fiscal year depending on the start/maturity of operations throughout each year.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

20.	FINANCIAL INSTRUMENTS

20.1	Financial instruments, classified by type and category.

a)	The detail of financial assets, classified by type and category, as of September 30, 2012 and December 31, 2011, is as follows:

	September 30, 2012
	Financial assets held for trading ThCh$	Financial assets at fair value with change in net income ThCh$	Held-to- maturity investments ThCh$	Loans and receivables ThCh$	Available-for- sale financial assets ThCh$	Hedge derivatives ThCh$

Derivative instruments	1,449,935	-	-	-	-	22,205
Other financial assets	-	-	-	871,402,820	-	-
Total Current	1,449,935	-	-	871,402,820	-	22,205

Equity instruments	-	-	-	-	2,880,282	-
Derivative instruments	-	-	-	-	-	34,349,259
Other financial assets	-	-	30,060,707	476,670,579	-	-
Total Non-current	-	-	30,060,707	476,670,579	2,880,282	34,349,259

Total	1,449,935	-	30,060,707	1,348,073,399	2,880,282	34,371,464

	December 31, 2011
	Financial assets held for trading ThCh$	Financial assets at fair value with change in net income ThCh$	Held-to- maturity investments ThCh$	Loans and receivables ThCh$	Available-for- sale financial assets ThCh$	Hedge derivatives ThCh$

Derivative instruments	47,504	-	-	-	-	748,078
Other financial assets	-	-	-	1,013,028,618	-	-
Total Current	47,504	-	-	1,013,028,618	-	748,078

Equity instruments	-	-	-	-	2,892,655	-
Derivative instruments	-	-	-	-	-	12,178,355
Other financial assets	-	-	20,793,960	444,818,541	-	-
Total Non-current	-	-	20,793,960	444,818,541	2,892,655	12,178,355

Total	47,504	-	20,793,960	1,457,847,159	2,892,655	12,926,433

b)	The detail of financial liabilities, classified by type and category, as of September 30, 2012 and December 31, 2011, is as follows:

	September 30, 2012
	Financial liabilities held for trading	Financial liabilities at fair value with change in net income	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	3,591,347	498,000	634,077,850	-
Derivative instruments	136,810	-	-	4,647,013
Other financial liabilities	-	-	1,132,618,793	-
Total Current	3,728,157	498,000	1,766,696,643	4,647,013

Interest-bearing loans	10,142,304	-	2,599,423,280	-
Derivative instruments	-	-	-	237,887,616
Other financial liabilities	-	-	-	-
Total Non-current	10,142,304	-	2,599,423,280	237,887,616

Total	13,870,461	498,000	4,366,119,923	242,534,629

	December 31, 2011
	Financial liabilities held for trading	Financial liabilities at fair value with change in net income	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	11,601,335	3,929,271	646,444,125	-
Derivative instruments	807,105	-	-	6,200,643
Other financial liabilities	-	-	1,395,341,923	-
Total Current	12,408,440	3,929,271	2,041,786,048	6,200,643

Interest-bearing loans	13,215,469	-	3,035,982,494	-
Derivative instruments	-	-	-	212,913,735
Other financial liabilities	-	-	23,548,235	-
Total Non-current	13,215,469	-	3,059,530,729	212,913,735

Total	25,623,909	3,929,271	5,101,316,777	219,114,378

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

20.2	Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

-	Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

-	Fair value hedges: Those that hedge the fair value of the underlying hedged item.

-

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of September 30, 2012 and December 31, 2011, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	September 30, 2012				December 31, 2011
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedge:	-	3,076,323	280,838	5,604,401	-	2,792,448	119,964	7,048,868
Cash flow hedge	-	3,076,323	280,838	5,604,401	-	2,792,448	119,964	7,048,868
Exchange rate hedge:	22,205	31,272,936	4,366,175	232,283,215	748,078	9,385,907	6,080,679	205,864,867
Cash flow hedge	22,205	31,272,936	4,202,192	228,719,537	748,078	9,385,907	3,070,825	201,717,556
Fair value hedge	-	-	163,983	3,563,678	-	-	3,009,854	4,147,311
TOTAL	22,205	34,349,259	4,647,013	237,887,616	748,078	12,178,355	6,200,643	212,913,735

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

-       General information on Hedge Derivative Instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instrument	Fair Value of Hedged Instruments 9-30-2012	Fair Value of Hedged Instruments 12-31-2011	Type of Risks Hedged

SWAP	Interest rate	Bank borrowings	(2,808,916)	(4,376,384)	Cash flow
SWAP	Exchange rate	Bank borrowings	(3,727,661)	(7,157,165)	Fair value
SWAP	Exchange rate	Unsecured obligations (Bonds)	(201,626,588)	(194,654,396)	Cash flow
At the close of the 2012 and 2011 periods, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges the gain or losses recognized on the hedging instrument and on the underlying hedged item is detailed in the following table:

	September 30, 2012		December 31, 2011
	Gain ThCh$	Loss ThCh$	Gain ThCh$	Loss ThCh$
Hedging instrument	-	433,245	4,034,969	-
Hedged item	-	1,752,262	-	4,763,189

TOTAL	-	2,185,507	4,034,969	4,763,189

b)	Financial derivative instrument assets and liabilities at fair value with changes in net income

As of September 30, 2012 and December 31, 2011, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	September 30, 2012				December 31, 2011
	Current Assets	Current Liabilities	Non-current Assets	Non-current Liabilities	Current Assets	Current Liabilities	Non-current Assets	Non-current Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Non-hedging derivative instruments	1,449,935	136,810	-	-	47,504	807,105	-	-

c)	Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of September 30, 2012 and December 31, 2011:

Financial Derivatives	September 30, 2012
	Fair Value	Notional value
		Less than 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	More than 5 Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(2,808,916)	7,740,472	114,794,916	5,914,591	17,238,428	20,509,171	8,088,424	174,286,002
Cash flow hedge	(2,808,916)	7,740,472	114,794,916	5,914,591	17,238,428	20,509,171	8,088,424	174,286,002
Exchange rate hedge:	(205,354,249)	13,422,876	295,976,509	190,155,884	869,077	213,977,238	-	714,401,584
Cash flow hedge	(201,626,588)	11,985,155	294,435,991	188,505,218	-	213,977,238	-	708,903,602
Fair value hedge	(3,727,661)	1,437,721	1,540,518	1,650,666	869,077	-	-	5,497,982
Derivatives not designated for hedge accounting	1,313,125	35,969,371	-	-	-	-	-	35,969,371
TOTAL	(206,850,040)	57,132,719	410,771,425	196,070,475	18,107,505	234,486,409	8,088,424	924,656,957

Financial Derivatives	December 31, 2011
	Fair Value	Notional value
		Less than 1 year	1 - 2 Years	2-3 Years	3-4 Years	4-5 Years	More than 5 Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Cash flow hedge	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Exchange rate hedge:	(201,811,561)	29,287,450	10,912,595	499,430,704	2,091,618	211,163,933	-	752,886,300
Cash flow hedge	(194,654,396)	23,473,223	9,147,062	497,538,936	64,588	211,163,933	-	741,387,742
Fair value hedge	(7,157,165)	5,814,227	1,765,533	1,891,768	2,027,030	-	-	11,498,558
Derivatives not designated for hedge accounting	(759,601)	17,569,294	-	-	-	-	-	17,569,294
TOTAL	(206,947,546)	57,637,267	18,038,413	624,678,581	8,985,316	216,456,656	8,368,224	934,164,457

The hedging and non-hedging derivatives contractual maturities do not represent the total Group’s risks exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

20.3   Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.5.

The following table presents financial assets and liabilities measured at fair value as of September 30, 2012 and December 31, 2011:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	9-30-2012 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Cash flow hedge derivatives	34,371,464	-	34,371,464	-
Derivatives not designated for hedge accounting	1,449,935	-	1,449,935	-
Available-for-sale financial assets, non-current	30,314	30,314	-	-
Total	35,851,713	30,314	35,821,399	-
Financial Liabilities
Cash flow hedge derivatives	238,806,968	-	238,806,968	-
Fair value hedge derivatives	3,727,661	-	3,727,661	-
Derivatives not designated for hedge accounting	136,810	-	136,810	-
Interest-bearing borrowings, short term	3,591,347	-	3,591,347	-
Interest-bearing borrowings, long-term	10,142,304	-	10,142,304	-
Other non-current financial liabilities	498,000	-	-	498,000
Total	256,903,090	-	256,405,090	498,000

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2011 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Cash flow hedge derivatives	12,926,433	-	12,926,433	-
Fair value hedge derivatives	47,504	-	47,504	-
Available-for-sale financial assets, non-current	86,852	86,852	-	-
Total	13,060,789	86,852	12,973,937	-
Financial Liabilities
Cash flow hedge derivatives	211,957,213	-	211,957,213	-
Fair value hedge derivatives	7,157,165	-	7,157,165	-
Derivatives not designated for hedge accounting	807,105	-	807,105	-
Interest-bearing borrowings, short term	11,601,335	-	11,601,335	-
Interest-bearing borrowings, long-term	13,215,469	-	13,215,469	-
Other non-current financial liabilities	3,929,271	-	-	3,929,271
Total	248,667,558	-	244,738,287	3,929,271

20.3.1	The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at level 3:

Non-current Interest-bearing Loans	ThCh$
Balance at December 31 2010	12,395,250
Total Profit recognized in financial profit or loss	(8,465,979)
Balance at December 31, 2011	3,929,271
Total Profit recognized in financial profit or loss	(3,431,271)
Balance at September 30, 2012	498,000

The fair value of Level 3 has been calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions from within the company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

21.	TRADE AND OTHER PAYABLES

The breakdown of Trade and other payables as of September 30, 2012 and December 31, 2011 is as follows:

	Current		Non-current
Trade and Other Payables	9-30-2012	12-31-2011	9-30-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	208,622,993	393,066,581	-	-
Other payables	768,441,894	841,997,878	12,176,248	14,304,607
Total	977,064,887	1,235,064,459	12,176,248	14,304,607

The breakdown of Trade Accounts and other Payables as of September 30, 2012 and December 31, 2011, is as follows:

	Current		Non-current
			One to Five Years
Trade and Other Payables	9-30-2012	12-31-2011	9-30-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	294,800,570	354,964,500	-	-
Fuel and gas suppliers	27,176,908	38,102,081	-	-
Payables for goods and services	355,086,725	529,596,153	10,618	243,790
Dividends payable to third parties	158,066,371	161,073,860	-	-
Fines and complaints (*)	73,368,173	74,994,982	-	-
Research and development	22,732,201	17,971,576	5,417,837	3,894,943
Payables to tax authorities	9,908,991	17,684,946	4,257,112	7,580,699
Mitsubishi contract (LTSA)	15,550,445	11,514,861	-	-
Obligations for social programs	3,906,347	14,987,123	-	-
Other accounts payable	16,468,156	14,174,377	2,490,681	2,585,175
Total	977,064,887	1,235,064,459	12,176,248	14,304,607

See Note 19.4 for the description of the liquidity risk management policy.

(*) This corresponds to fines and complaints our Argentine subsidiary Edesur S.A. has received from the regulatory agency due to business service quality, technical product quality, and public safety prior to 2010. These fines have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, and others are pending until the Integral Tariff Review (ITR) takes place (see Note 4.2).

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

22.	PROVISIONS

a)	The breakdown of provisions as September 30, 2012 and December 31, 2011 is as follows:

Provisions	Current		Non-current
	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$

Provision for legal proceedings	29,783,081	49,741,677	176,877,256	186,849,932
Decommissioning, restoration, and rehabilitation costs	-	-	22,799,101	13,806,632
Provision for suppliers and services	10,582,410	9,689,600	-	-
Provision for employee benefits	25,188,533	31,162,406	119,108	65,221
Risk provisions	-	-	-	38,388
Other provisions	21,788,859	9,108,971	97,000	1,813,468

Total	87,342,883	99,702,654	199,892,465	202,573,641

b)	Changes in provisions as of December 31, 2011 and September 30, 2012 is as follows:

	Warranty	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Changes in Provisions
Opening balance at January 1, 2012	-	236,591,609	13,806,632	51,878,054	302,276,295
Changes in Provisions
Additional provisions	-	-	9,024,758	-	9,024,758
Increase (decrease) in existing provisions	-	13,120,044	-	6,911,420	20,031,464
Provisions used	-	(30,852,290)	(102,301)	(16,534,338)	(47,488,929)
Increase from adjustment to value of money over time	-	24,018,729	380,946	11,577,680	35,977,355
Foreign currency translation	-	(30,835,486)	(356,234)	(6,097,786)	(37,289,506)
Other increase (decrease)	-	(5,382,269)	45,300	10,040,880	4,703,911
Total changes in provisions	-	(29,931,272)	8,992,469	5,897,856	(15,040,947)
Balance at September 30, 2012	-	206,660,337	22,799,101	57,775,910	287,235,348

	Warranty	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Changes in Provisions
Initial balance at January 1, 2011	2,821,692	254,643,245	10,779,096	72,727,532	340,971,565
Changes in Provisions
Additional provisions	-	-	2,049,816	-	2,049,816
Increase (decrease) in existing provisions	-	36,123,460	54,806	2,684,365	38,862,631
Provisions used	-	(43,482,537)	-	(14,019,715)	(57,502,252)
Unused provisions reversed	-	(69,128,722)	-	-	(69,128,722)
Increase from adjustment to value of money over time	-	28,730,776	393,141	7,779,422	36,903,339
Foreign currency translation	(38,273)	(547,411)	573,146	1,737,638	1,725,100
Other increase (decrease)	(2,783,419)	30,252,798	(43,373)	(19,031,188)	8,394,818
Total changes in provisions	(2,821,692)	(18,051,636)	3,027,536	(20,849,478)	(38,695,270)
Final Balance at December 31, 2011	-	236,591,609	13,806,632	51,878,054	302,276,295

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

23.	EMPLOYMENT BENEFIT OBLIGATIONS

23.1 General information:

Enersis S.A. and certain of its subsidiaries in Chile, Brazil, Colombia, and Argentina provide various post-employment benefits for all or some of its active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

a)         Defined benefits plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of his/her billed residential electricity consumption.

•	Health benefit: The beneficiary receives health coverage in addition to that to which s/he is entitled under his/her social security regime.

b)         Other benefits:

Five-year benefit: A benefit certain employees receive after 5 years; begins to accrue after the first year.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

c)         Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability, or death.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

23.2  Details, changes, and presentation in financial statements:

a)	The post-employment obligations associated with defined benefits plans and the related assets plan as of September 30, 2012 and December 31, 2011 is detailed as follows:

General ledger accounts:

	Balance at
	9-30-2012 ThCh$	12-31-2011 ThCh$

Post-employment benefits, non-current	246,937,212	277,526,013

Total	246,937,212	277,526,013

Total post-employment obligations, net	246,937,212	277,526,013
Reconciliation with general ledger accounts:
	Balance at
	9-30-2012 ThCh$	12-31-2011 ThCh$

Post-employment obligations	545,860,734	600,384,950
(-) Fair value of plan assets (*)	(335,132,698)	(366,137,888)

Total	210,728,036	234,247,062

Amount not recognized as an asset due to limit on Defined Benefit Plan Assets	26,696,053	31,908,269
Minimum financing required (IFRIC 14) (**)	9,513,123	11,370,682

Total post-employment obligations, net	246,937,212	277,526,013

(*) Plan assets to fund defined benefit plans in our Brazilian subsidiaries (Ampla and Coelce). the remaining defined benefit plans in our other subsidiaries are unfunded.

(**)The Brazilian subsidiaries are subject to minimum funding requirements to cover the deficit from contributions committed to the sponsoring company.

The following table presents the balance recorded in the Consolidated Financial Situation Statement as a result of the difference between the actuarial liability from defined benefit commitments and the fair value of the assets affected as of September 30, 2012 and the close of the four previous fiscal years:

	9/30/2012 ThCh$	12/31/2011 ThCh$	12/31/2010 ThCh$	12/31/2009 ThCh$	12/31/2008 ThCh$
Actuarial liability	545,860,734	600,384,950	554,990,745	510,334,175	443,320,261
Assets affected	(335,132,698)	(366,137,888)	(377,239,859)	(362,690,337)	(264,762,082)
Difference	210,728,036	234,247,062	177,750,886	147,643,838	178,558,179
Surplus limit from applying IFRIC 14 and Paragraph 58 (b) of IAS 19	36,209,176	43,278,951	40,165,773	39,960,319	2,126,401
Accounting balance of actuarial liability deficit	246,937,212	277,526,013	217,916,659	187,604,157	180,684,580

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b)	The reconciliation of opening and closing balances of the defined benefit obligations as of September 30, 2012 and December 31, 2011:

Actuarial Value of Post-employment Obligations	ThCh$
Opening balance January 1, 2011	554,990,745
Current service cost	4,355,454
Interest cost	57,048,714
Contributions from plan participants	1,252,638
Actuarial (gains) losses	31,390,546
Foreign currency translation	890,940
Benefits paid	(52,715,892)
Past service cost	4,385,031
Reduction of obligation from the sale of Cam and Synapsis	(2,885,053)
Other	1,671,827
Balance at December 31, 2011	600,384,950
Current service cost	1,620,773
Interest cost	41,204,203
Actuarial (gains) losses	(246,073)
Foreign currency translation	(83,051,941)
Benefits paid	(14,041,513)
Personnel transfers	(9,665)

Balance at September 30, 2012	545,860,734

As of September 30, 2012, out of the total amount of post-employment benefit obligations, 6.53% is from defined benefit plans in Chilean companies (5.99% at December 31, 2011); 77.75% is from defined benefit plans in Brazilian companies (78.56% at December 31, 2011); 14.55% is from defined benefit plans in Colombian companies (14.17% at December 31, 2011); and the remaining 1.17% is from defined benefit plans in Argentine subsidiaries (1.28% at December 31, 2011).

c)	Changes in the fair value of the benefit plan assets is as follows:

Fair Value of Benefit Plan Assets	ThCh$
Opening balance at January 1, 2011	(377,239,859)
Expected return	(44,345,866)
Actuarial (gains) losses	29,912,014
Foreign currency translation	5,214,769
Employer contributions	(13,605,383)
Contributions	(1,252,638)
Benefits paid	35,179,075
Balance at December 31, 2011	(366,137,888)
Expected return	(26,422,218)
Foreign currency translation	62,713,550
Contributions	(7,781,750)
Benefits paid	2,495,608

Balance at September 30, 2012	(335,132,698)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The benefit plan assets invested in equity and the Group’s own properties are as follows:

	9-30-2012 ThCh$	12-31-2011 ThCh$

Equity instruments	4	5
Real estate	8,422,639	10,152,936

Total	8,422,643	10,152,941

d)	The main categories of benefit plan assets are as follows:

Category of Benefit Plan Assets	9-30-2012		12-31-2011
	ThCh$	%	ThCh$	%
Equity instruments (variable income)	50,712,884	15%	55,291,894	16%
Fixed income assets	252,277,863	75%	275,643,406	75%
Real estate investments	18,913,116	6%	20,653,101	6%
Other	13,228,835	4%	14,549,487	3%
Total	335,132,698	100%	366,137,888	100%

The expected rate of return on the benefit plan assets has been estimated considering the projections for financial markets of fixed and variable income instruments, and assuming that asset categories will have a weighting similar to that of the previous year. The average return on plan assets was 12.09% as of December 31, 2011.

e)	The total expense recognized in profit or loss with respect to the defined benefit plans as of September 30, 2012 and December 31, 2011 are as follows:

Expense Recognized in Profit or Loss	9-30-2012	9-30-2011
	ThCh$	ThCh$
Normal service cost for defined benefits plan	1,620,773	2,964,839
Interest cost for defined benefits plan	41,204,203	44,278,201
Expected return on plan assets	(26,422,218)	(29,768,997)

Expenses recognized in Profit or Loss	16,402,758	17,474,043
Net actuarial (gains) losses	(246,073)	1,491,871
Total expense recognized in Profit or Loss	16,156,685	18,965,914

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Other disclosures:

—	Actuarial assumptions:

As of September 30, 2012 and December 31, 2011, the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Brazil		Colombia		Argentina
	9-30-2012	12-31-2011	9-30-2012	12-31-2011	9-30-2012	12-31-2011	9-30-2012	12-31-2011

Discount rates used	6.50%	6.50%	10.50%	10.50%	8.50%	8.50%	5.50%	5.50%
Expected return on plan assets	N/A	N/A	11.10%	11.10%	N/A	N/A	N/A	N/A
Expected rate of salary increases	3.00%	3.00%	6.59%	6.59%	3.5% - 4.0% - 4.5%	3.5% - 4.0% - 4.5%	0.00%	0.00%
Mortality tables	RV -2004	RV-2004	AT 2000	AT 2000	RV 08	RV 08	RV 2004	RV 2004

—	Sensitivity:

As of September 30, 2012, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$53,324,862 (ThCh$54,571,512 as of December 31, 2011) if the rate rises and an increase of ThCh$65,414,609 (ThCh$65,049,753 as of December 31, 2011) if the rate falls.

—	Defined contribution:

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. As of September 30, 2012, the amounts recognized as expenses were ThCh$1,417,652 (ThCh$1,385,035 as of September 2011).

24.	EQUITY

24.1     Equity attributable to the shareholders of Enersis

24.1.1     Subscribed and paid capital and number of shares

Enersis S.A.’s share capital as of September 30, 2012 and December 31, 2011 was ThCh$ 2,824,882,835, divided into 32,651,166,465 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX). There has been no change in the numbers of shares as of September 30, 2012 and December 31, 2011.

Capital contributions made in 2003 and 1995 resulted in share premiums amounting to ThCh$ 125,881,577 and ThCh$ 32,878,071, respectively. The Chilean Companies Law permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

24.1.2     Dividends

The Enersis Board of Directors, at the Board Meeting held on February 26, 2010, agreed to propose to the General Shareholders Meeting, to be held on April 22, 2010, the distribution of a final dividend equivalent to 35.11% of the Company’s 2009 net income, at Ch$7.1 per share.

The aforementioned proposal modified the Company’s Dividend Policy for 2009, which allowed for distribution of an expected final dividend of 60% of the Company’s net income. This was disclosed as an Essential Event dated February 26, 2010. In the General Ordinary Shareholders’ Meeting held on April 22, 2010, the shareholders agreed to distribute the minimum mandatory dividend and an additional dividend amounting to Ch$ 7.1 per share. This dividend was partially paid during 2009 (Interim Dividend No. 80) and the remaining Ch$ 4.64323 per share was paid on May 6, 2010 (Final Dividend No. 81).

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The Board agreed to establish a dividend policy for 2010 amounting to 60% of 2010 net income.

The Enersis Board, at its Ordinary Session held on October 27, 2010, unanimously agreed to pay an interim dividend on January 27, 2011 of Ch$1.57180 per share out of 2010 net income and corresponding to 15% of the Company’s net income as of September 30, 2010.

At the Ordinary Shareholders’ Meeting held on April 26, 2011, it was unanimously agreed to pay a minimum obligatory dividend (partially paid through interim dividend No. 82) and an additional dividend totaling Ch$7.44578. Given that the interim dividend No. 82 had already been paid, distribution and payment of the balance of final dividend No. 83 totaling Ch$ 5.87398 per share was made from May 12, 2011 onwards.

The foregoing constitutes a modification to the Company’s 2010 dividend policy, which considered payment of the interim dividend in December.

The Enersis Board, at its Ordinary Session held on November 30, 2011, unanimously agreed to distribute an interim dividend of Ch$1.46560 per share on January 27, 2012 to be charged against the 2011 fiscal year net income; the amount to be distributed amounts to 15% of the liquid profits calculated as of September 30, 2011.

On February 29, 2012, the Enersis Board agreed, by a unanimous vote of the Directors present, to propose at the Enersis S.A. Ordinary Shareholders’ Meeting that the same percentage of profits be distributed as in the previous year, that is, 50% of the Company’s net profits. For this fiscal year, that percentage is the equivalent of Ch$5.7497 per share, from which the interim dividend of Ch$1.46560 per share paid in January 2012 will be deducted. Therefore, the final dividend amount distributed to shareholders will be Ch$4.2841 per Company share. This is a change from the previous dividend policy, which contemplated distributing 55% of the Company’s liquid profits in dividends.

At the Ordinary Shareholders Meeting held on April 26, 2012, it was agreed to distribute a minimum obligatory dividend (partially covered by interim dividend No. 84) and an additional dividend totaling Ch$5.74970. Since interim dividend 84 had already been paid, the remaining Ch$4.28410 per share was distributed and paid as final dividend No. 85.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid in the last six years:

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
72	Final	4-20-2005	0.41654	2004
73	Final	4-3-2006	1.00000	2005
74	Interim	12-26-2006	1.11000	2006
75	Final	5-23-2007	4.89033	2006
76	Interim	12-27-2007	0.53119	2007
77	Final	4-30-2008	3.41256	2007
78	Interim	12-19-2008	1.53931	2008
79	Final	5-12-2009	4.56069	2008
80	Interim	12-17-2009	2.45677	2009
81	Final	5-6-2010	4.64323	2009
82	Interim	1-27-2011	1.57180	2010
83	Final	5-12-2011	5.87398	2010
84	Interim	1-27-2012	1.46560	2011
85	Final	5-9-2012	4.28410	2011

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

24.2     Foreign currency translation reserves

The following table details translation adjustments, net of taxes, in the consolidated statement of financial position and the consolidated statement of change in equity as of September 30, 2011 and 2012.

Foreign Currency Translation	9-30-2012	9-30-2011
	ThCh$	ThCh$
Empresa Distribuidora Sur S.A.	(70,249,870)	(66,199,011)
Ampla Energía e Serviços S.A.	53,898,610	128,368,903
Ampla Investimentos E Serviços S.A.	4,190,557	2,097,366
Compañía Distribuidora y Comercializadora de Energía S.A.	14,861,340	21,753,914
Edelnor	1,487,239	6,704,874
Investluz S.A.	(5,947,822)	3,639,698
Endesa Brasil S.A.	(103,462,840)	27,009,479
Central Costanera S.A.	(3,440,848)	(5,213,728)
Gas Atacama S.A.	(1,453,928)	5,360,009
Emgesa S.A. E.S.P.	49,011,093	53,098,572
Hidroeléctrica El Chocon S.A.	(17,886,998)	(9,425,342)
Generandes Perú S.A.	17,950,092	23,515,581
Other	(1,795,280)	1,681,096
TOTAL	(62,838,655)	192,391,411

24.3     Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a sound financial position.

24.4     Restrictions on subsidiaries’ transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Company. The Group’s restricted net assets as of September 30, 2012 from its subsidiaries Endesa Chile, Endesa Brasil, Ampla Energía, Coelce, and Edelnor totaled ThCh$811,142,781; ThCh$78,178,874; ThCh$363,227,603; ThCh$29,229,700; and ThCh$84,643,265, respectively.

24.5     Other reserves

Other reserves within Equity as of September 30, 2012 and 2011 are as follows:

	Balance at January 1, 2012	Changes 2012	Balance at September 30, 2012
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	176,622,668	(239,461,323)	(62,838,655)
Cash flow hedges	(310,265)	30,358,385	30,048,120
Remeasurement of available-for-sale financial assets	13,836	(323)	13,513
Miscellaneous other reserves	(1,497,208,996)	(824,664)	(1,498,033,660)
TOTAL	(1,320,882,757)	(209,927,925)	(1,530,810,682)

	Balance at January 1, 2011	Changes 2011	Balance at September 30, 2011
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	113,278,890	79,112,521	192,391,411
Cash flow hedges	(174,008,173)	(44,526,838)	(218,535,011)
Remeasurement of available-for-sale financial assets	41,825	(1,637)	40,188
Miscellaneous other reserves	(1,291,099,898)	19,399,969	(1,271,699,929)
TOTAL	(1,351,787,356)	53,984,015	(1,297,803,341)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

—	Translation reserves: These arise primarily from exchange differences relating to:

-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3); and
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.c).

—	Cash flow hedging reserves:

These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (Note 3.g.4. and 3.m).

—	Other miscellaneous reserves

Other miscellaneous reserves include the following:

(i)       In accordance with Oficio Circular No. 456 of the SVS, accumulated price level restatements related to paid-in capital since our transition to IFRS 1 on January 1, 2004 through December 31, 2008.

Note that despite the fact that the Company adopted IFRS as its accounting standards as of January 1, 2009, the January 1, 2004 transition date disclosed previously was that used by the our parent company Endesa, S.A. in its transition to IFRS. This applies the exemption provided for this purpose in IFRS 1, “First-time adoption.”

(ii)       Translation differences existing at the date of transition to IFRS (exemption IFRS 1 “First-time adoption”).

(iii)      Reserves arising from transactions between entities under common control, mainly explained by the creation of the Endesa Brasil Holding in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

24.6     Non-controlling interests

The negative change reflected in the line item “Increase (decrease) from transfers and other changes” in the Statement of Changes in Net Equity is explained in the two periods primarily by non-controlling interests in the dividends declared by the consolidated companies.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

25.	REVENUES

The detail of revenues presented in the Statement of Comprehensive Income for the periods ended September 30, 2012 and 2011 is as follows:

Revenues	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Energy sales (1)	4,368,868,519	4,323,338,174

Other sales	21,220,586	20,769,731
Sale of metering equipment	2,047,063	1,567,407
Sale of electronic supplies	153,211	218,540
Sale of products and services	19,020,312	18,983,784

Revenue from other services	323,239,200	301,499,925
Tolls and transmission	239,948,342	185,319,724
Metering equipment leases	3,484,906	5,825,706
Public lighting	24,388,726	19,997,597
Verifications and connections	9,613,921	11,682,667
Engineering and consulting services	8,161,523	6,313,495
Other services	37,641,782	72,360,736

Total operating revenue	4,713,328,305	4,645,607,830

(1)	Includes ThCh$29,210,154 from agreements corresponding to reconciliation, termination of arbitration, and settling of prices between Endesa Chile and CMPC.

Other operating income	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Revenue from construction contracts	108,256,733	130,297,347
Mutual support	22,485,725	18,537,322
Third party services to own and third party fixtures	8,301,550	6,025,052
Leases	182,445	552,536
Sale of new businesses	8,560,796	9,144,207
Other revenue (2)	35,194,996	38,635,182

Total other income	182,982,245	203,191,646

(2)

During the nine months of 2011, the Company recognized ThCh$8,067,707 (ThCh$0 in 2012) related to the Bocamina I power plant business interruption insurance policy, which was activated as a result of the February 27, 2010 earthquake that damaged that plant. See Note 15 d) vi.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

26.	RAW MATERIALS AND CONSUMABLES USED

Raw materials and consumables used presented in profit or loss for the periods September 30, 2012 and 2011 is detailed as follows:

Raw Materials and Consumables Used	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Energy purchases	(1,372,852,611)	(1,309,275,960)
Fuel consumption	(602,100,613)	(595,644,374)
Transportation costs	(359,822,431)	(303,241,450)
Costs from construction contracts	(108,256,733)	(130,297,347)
Other raw materials and consumables	(332,849,051)	(344,740,734)

Total	(2,775,881,439)	(2,683,199,865)

27.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the periods September 30, 2012 and 2011 is as follows:

Employee Benefits Expenses	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Wages and salaries	(220,929,170)	(198,796,390)
Post-employment benefit obligations expense	(3,092,426)	(4,349,874)
Social security and other contributions	(76,593,977)	(63,874,694)
Other employee expenses	(1,865,544)	(2,331,099)

Total	(302,481,117)	(269,352,057)

28.	DEPRECIATION, AMORTIZATION, AND IMPAIRMENT LOSSES

Depreciation, amortization, and impairment losses recognized in profit or loss for the periods September 30, 2012 and 2011 is broken down as follows:

	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Depreciation	(261,937,132)	(237,832,680)
Amortization	(69,454,512)	(75,432,183)

Subtotal	(331,391,644)	(313,264,863)
Reversal (losses) from impairment (*)	(22,722,131)	1,048,188

Total	(354,113,775)	(312,216,675)

(*) Impairment losses	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Financial assets (see Note 7c)	(22,722,131)	1,048,188

Total	(22,722,131)	1,048,188

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

29.	OTHER EXPENSES

Other miscellaneous operating expenses for the periods ended September 30, 2012 and 2011 is broken down as follows:

Other Expenses	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Other supplies and services	(51,530,193)	(75,572,405)
Professional, outsourced, and other services	(151,097,948)	(131,931,102)
Repairs and maintenance	(69,886,988)	(64,764,722)
Indemnities and fines	(17,389,423)	(11,499,139)
Taxes and charges	(20,800,037)	(84,855,133)
Insurance premiums	(17,862,465)	(14,317,245)
Leases and rental costs	(13,208,770)	(13,300,616)
Marketing, public relations, and advertising	(5,416,922)	(6,227,059)
Other supplies	(18,981,775)	(11,760,350)
Travel expenses	(4,793,411)	(4,008,163)
Environmental expenses	(1,883,972)	(2,029,588)

Total	(372,851,904)	(420,265,522)

30.	OTHER GAINS (LOSSES)

Other gains (losses) for the periods ended September 30, 2012 and 2011 are detailed as follows:

Other gains (losses)	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Investment sales [Cam Group and Synapsis (*)]	-	(9,897,402)
Land sales	4,049,724	1,640,143
Other assets	149,418	1,461,220

Total	4,199,142	(6,796,039)

(*) Includes foreign currency translation differences of ThCh$(3,236,883).

31.	FINANCIAL RESULTS

Financial income and costs for the periods ended September 30, 2012 and 2011 are as follows:

Financial Income	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Income from cash and cash equivalents	46,747,417	53,430,577
Income from expected return on plan assets (Brazil)	26,422,218	29,768,997
Other financial income	44,691,171	48,982,771
Income from other financial assets	4,155,733	1,906,178

Total	122,016,539	134,088,523

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

FINANCIAL RESULTS (continued)

Financial Costs	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Financial Costs	(338,726,474)	(320,468,062)

Bank loans	(34,239,139)	(43,503,605)
Secured and unsecured obligations	(153,390,326)	(154,842,862)
Financial leasing	(2,736,131)	(2,265,999)
Valuation of financial derivatives	(14,803,046)	(15,739,962)
Financial provisions	(35,955,469)	(23,158,810)
Post-employment benefit obligations	(41,204,203)	(44,278,201)
Capitalized borrowing costs	21,108,541	23,068,441
Other financial costs	(77,506,701)	(59,747,064)

Gain (loss) from indexed assets and liabilities (*)	(6,876,024)	(17,038,304)

Foreign currency exchange differences, net (**)	(14,017,076)	9,276,785

Total Financial Costs	(359,619,574)	(328,229,581)

Total Financial Results	(237,603,035)	(194,141,058)

The effects on Financial Results from exchange differences and the application of indexed assets and liabilities originated from the following:

(*) Results from indexed assets and liabilities	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Other financial assets (derivative instruments)	3,037,624	5,899,631
Other non-financial assets	431,959	915,331
Trade and other accounts receivable	127,009	18,457
Current tax assets and liabilities	1,303,752	183,556
Other financial liabilities (financial debt and derivative instruments)	(12,480,956)	(23,875,054)
Trade and other accounts payable	245,065	12,799
Other provisions	(118,231)	(140,771)
Other non-financial liabilities	577,754	(52,253)

Total	(6,876,024)	(17,038,304)

(**) Exchange differences	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Cash and cash equivalents	(3,055,367)	7,351,862
Other financial assets (derivative instruments)	3,831,513	5,665,636
Other non-financial assets	720,160	1,443,229
Trade and other accounts receivable	(4,431,626)	10,829,178
Current tax assets and liabilities	43,656	70,224
Other financial liabilities (financial debt and derivative instruments)	(10,337,625)	(8,314,550)
Trade and other accounts payable	(18,305)	(8,277,514)
Other non-financial liabilities	(769,482)	508,720

Total	(14,017,076)	9,276,785

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

32.	INCOME TAX

The following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” to the income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income as of the third quarter of 2012 and 2011:

Income Tax	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Current tax expense	(333,250,292)	(296,879,968)
Tax benefit from tax assets not previously recognized (Credits and/or benefits on current tax)	11,175,511	18,224,334
Adjustments to current tax from the previous period	485,528	(1,800,930)
Other current tax expense	(286,449)	(79,460)

Current tax expense, net	(321,875,702)	(280,536,024)

Deferred tax income (expense)from origination and reversal of temporary differences	60,677,555	(44,439,385)
Deferred tax (income) or expense from tax rate changes or new taxes (*)	(5,752,421)	-
Other deferred tax expense	-	8,425,537

Deferred tax income (expense), net	54,925,134	(36,013,848)

Effect of changes in the tax status of the entity or its shareholders	-	-

Income tax income (expense)	(266,950,568)	(316,549,872)

The principal temporary differences are detailed in Note 17a.

Reconciliation of Tax Expense	9-30-2012	9-30-2011
	ThCh$	ThCh$

Tax expense using statutory rate (20%)	(180,271,996)	(200,868,245)
Tax effect of rates in other jurisdictions	(92,835,038)	(96,114,504)
Tax effect of non-taxable revenues	56,829,139	(1,853,475)
Tax effect of non-tax-deductible expenses	(84,246,907)	10,371,531
Tax effect from change in tax rate	(5,752,421)	-
Tax effect of over-provided tax in previous period	485,528	(1,800,930)
Price level restatement for tax purposes (investments and equity)	38,841,127	(26,284,249)
Total adjustments to tax expense using statutory rate	(86,678,572)	(115,681,627)

Income tax	(266,950,568)	(316,549,872)

(*) Law No. 20,630, which modifies Chilean tax law to finance education reform, was published in the Diario Oficial on September 27, 2012. Among other changes, this law increases the First Category tax rate to 20% starting January 1, 2012 (2011 also had a 20% First Category tax due to a previous temporary increase).

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

33.    SEGMENT INFORMATION

33.1  Segmentation criteria

The Group’s activities are organized primarily around its core businesses: electric energy generation, transmission, and distribution. On that basis, the Group has established two major business lines.

In addition, segment information has been organized by the geographical areas in which the Group operates:

• Chile

• Argentina

• Brazil

• Peru

• Colombia

Given that the Group’s corporate organization basically matches its business organization and, therefore, the segments organization, the following segment information is based on the financial information of the companies forming each segment.

The following tables present the segment information for the 2012 period and 2011.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

33.2	Generation, distribution, and others

Line of Business		Generation	Distribution		Eliminations and Others		Total
ASSETS	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	840,559,195	1,212,585,323	993,849,646	1,007,409,597	156,722,535	305,970,087	1,991,131,376	2,525,965,007
Cash and cash equivalents	294,908,327	552,738,084	279,418,782	298,945,821	208,335,693	368,237,363	782,662,802	1,219,921,268
Other current financial assets	565,770	914,209	445,343	25,011	465,058	-	1,476,171	939,220
Other current non-financial assets	31,736,682	31,292,979	65,718,981	38,792,524	3,083,375	2,380,808	100,539,038	72,466,311
Trade and other current receivables	236,931,360	355,609,508	588,431,895	610,324,178	12,455,427	11,668,702	837,818,682	977,602,388
Accounts receivable from related companies	107,929,452	130,673,380	21,385,465	7,215,786	(95,734,810)	(102,606,574)	33,580,107	35,282,592
Inventories	76,509,584	55,906,768	17,732,180	16,354,914	5,600,662	5,663,862	99,842,426	77,925,544
Current tax assets	91,978,020	85,450,395	20,717,000	35,751,363	22,517,130	20,625,926	135,212,150	141,827,684

Non-current assets classified as held for sale and discontinued operations	-	-		-	-	-	-	-

NON-CURRENT ASSETS	6,051,191,950	6,154,273,562	4,387,586,029	4,778,151,088	315,877,438	275,481,095	10,754,655,417	11,207,905,745
Other non-current financial assets	35,464,007	13,598,337	3,204,019	2,826,723	30,196,961	20,930,001	68,864,987	37,355,061
Other non-current non-financial assets	25,579,610	28,731,435	62,980,947	80,741,831	39,975	27,843	88,600,532	109,501,109
Non-current receivables	145,372,466	175,400,312	328,930,815	267,256,936	792,559	671,202	475,095,840	443,328,450
Non-current accounts receivable from related companies	-	(1,863,216)	98,652	117,946	(98,652)	1,745,270	-	-
Investments accounted for using the equity method	556,974,211	591,668,155	469,506,730	503,610,981	(1,014,094,028)	(1,082,085,874)	12,386,913	13,193,262
Intangible assets other than goodwill	36,560,851	35,332,818	1,096,839,207	1,417,846,070	12,693,677	14,219,326	1,146,093,735	1,467,398,214
Goodwill	99,496,479	106,399,041	109,782,621	129,382,377	1,184,934,816	1,240,622,708	1,394,213,916	1,476,404,126
Property, plant, and equipment, net	4,951,640,482	5,068,294,024	2,141,260,794	2,180,696,470	(7,450,421)	(6,259,488)	7,085,450,855	7,242,731,006
Investment property	-	-	-	-	38,331,943	38,055,889	38,331,943	38,055,889
Deferred tax assets	200,103,844	136,712,656	174,982,244	195,671,754	70,530,608	47,554,218	445,616,696	379,938,628

TOTAL ASSETS	6,891,751,145	7,366,858,885	5,381,435,675	5,785,560,685	472,599,973	581,451,182	12,745,786,793	13,733,870,752

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

	Generation		Distribution		Eliminations and Others		Total
LIABILITIES AND EQUITY	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	1,188,754,978	1,150,249,283	1,230,847,083	1,394,053,750	(307,172,774)	(83,769,398)	2,112,429,287	2,460,533,635
Other current financial liabilities	431,908,212	365,375,002	196,483,566	292,160,116	14,559,242	14,547,220	642,951,020	672,082,338
Trade and other current payables	267,514,919	380,701,746	666,647,815	774,128,579	42,902,153	80,234,135	977,064,887	1,235,064,460
Accounts payable to related companies	343,415,960	234,167,088	196,921,310	126,083,948	(384,783,364)	(203,073,399)	155,553,906	157,177,637
Other short-term provisions	32,053,248	36,030,224	40,062,550	43,227,192	15,227,085	20,445,238	87,342,883	99,702,654
Current tax liabilities	95,570,163	122,601,990	63,042,110	110,935,913	3,497,680	2,315,339	162,109,953	235,853,242
Current provisions for employee benefits	-	-	-	-	-	-	-	-
Other current non-financial liabilities	18,292,476	11,373,233	67,689,732	47,518,002	1,424,430	1,762,069	87,406,638	60,653,304

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	1,891,293,689	2,231,327,095	1,473,497,444	1,572,059,394	559,945,240	573,796,771	3,924,736,373	4,377,183,260
Other non-current financial liabilities	1,394,558,789	1,755,575,529	890,642,132	952,894,143	562,252,279	562,885,621	2,847,453,200	3,271,355,293
Other non-current payables	187,072	243,234	11,989,176	14,060,817	-	556	12,176,248	14,304,607
Accounts payable to related companies	7,230,948	81,953	-	-	(7,230,948)	(81,953)	-	-
Other long-term provisions	28,110,607	20,833,139	165,519,353	181,636,893	6,262,505	103,609	199,892,465	202,573,641
Deferred tax liabilities	373,216,026	341,568,310	170,232,952	162,528,439	4,445,439	4,341,506	547,894,417	508,438,255
Non-current provisions for employee benefits	34,713,631	36,504,909	205,907,345	234,826,662	6,316,236	6,194,442	246,937,212	277,526,013
Other non-current non-financial liabilities	53,276,616	76,520,021	29,206,486	26,112,440	(12,100,271)	352,990	70,382,831	102,985,451

EQUITY	3,811,702,478	3,985,282,507	2,677,091,148	2,819,447,541	219,827,507	91,423,809	6,708,621,133	6,896,153,857
Equity attributable to shareholders of Enersis	3,811,702,478	3,985,282,507	2,677,091,148	2,819,447,541	219,827,507	91,423,809	3,796,128,723	3,895,728,606
Issued capital	1,489,166,003	1,752,890,037	829,743,863	1,010,886,630	505,972,968	61,106,168	2,824,882,834	2,824,882,835
Retained earnings	1,800,524,774	1,838,419,172	1,168,185,885	957,047,345	(625,413,737)	(562,497,637)	2,343,296,922	2,232,968,880
Share premium	206,008,557	-	4,067,275	-	(51,316,184)	158,759,648	158,759,648	158,759,648
Other reserves	316,003,144	393,973,298	675,094,125	851,513,566	390,584,460	434,055,630	(1,530,810,681)	(1,320,882,757)

Non-controlling interests	-	-	-	-	-	-	2,912,492,410	3,000,425,251

Total Liabilities and Equity	6,891,751,145	7,366,858,885	5,381,435,675	5,785,560,685	472,599,973	581,451,182	12,745,786,793	13,733,870,752

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

	Generation		Distribution		Eliminations and Others		Total
STATEMENT OF COMPREHENSIVE INCOME	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$
REVENUES	2,003,838,207	2,012,421,139	3,350,889,939	3,289,888,740	(458,417,596)	(453,510,403)	4,896,310,550	4,848,799,476
Sales	1,999,473,862	1,997,928,554	3,177,151,377	3,101,224,429	(463,296,934)	(453,545,153)	4,713,328,305	4,645,607,830
Energy sales	1,898,317,970	1,946,813,268	2,909,314,117	2,834,228,799	(438,763,568)	(457,703,893)	4,368,868,519	4,323,338,174
Other sales	7,726,018	19,596	6,715,498	5,077,999	6,779,070	15,672,136	21,220,586	20,769,731
Other services rendered	93,429,874	51,095,690	261,121,762	261,917,631	(31,312,436)	(11,513,396)	323,239,200	301,499,925

Other operating income	4,364,345	14,492,585	173,738,562	188,664,311	4,879,338	34,750	182,982,245	203,191,646

RAW MATERIALS AND CONSUMABLES USED	(1,078,048,532)	(1,023,461,516)	(2,170,719,115)	(2,135,763,364)	472,886,208	476,025,015	(2,775,881,439)	(2,683,199,865)
Energy purchases	(241,041,881)	(228,673,175)	(1,573,353,772)	(1,534,914,602)	441,543,042	454,311,817	(1,372,852,611)	(1,309,275,960)
Fuel consumption	(602,093,440)	(595,636,580)	-	-	(7,173)	(7,794)	(602,100,613)	(595,644,374)
Transport expenses	(188,127,660)	(167,616,691)	(205,135,313)	(168,907,633)	33,440,542	33,282,874	(359,822,431)	(303,241,450)
Other raw materials and consumables	(46,785,551)	(31,535,070)	(392,230,030)	(431,941,129)	(2,090,203)	(11,561,882)	(441,105,784)	(475,038,081)

CONTRIBUTION MARGIN	925,789,675	988,959,623	1,180,170,824	1,154,125,376	14,468,612	22,514,612	2,120,429,111	2,165,599,611

Other work performed by entity and capitalized	9,195,210	2,921,033	26,832,210	28,306,633	-	4,437,307	36,027,420	35,664,973
Employee benefits expense	(88,880,515)	(53,362,832)	(190,283,467)	(180,327,626)	(23,317,135)	(35,661,599)	(302,481,117)	(269,352,057)
Other expense	(90,102,025)	(116,339,643)	(286,398,123)	(303,779,655)	3,648,244	(146,224)	(372,851,904)	(420,265,522)

GROSS OPERATING RESULT	756,002,345	822,178,181	730,321,444	698,324,728	(5,200,279)	(8,855,904)	1,481,123,510	1,511,647,005

Depreciation, amortization, and impairment losses	(160,463,766)	(130,665,637)	(192,185,359)	(180,147,771)	(1,464,650)	(1,403,267)	(354,113,775)	(312,216,675)

OPERATING INCOME	595,538,579	691,512,544	538,136,085	518,176,957	(6,664,929)	(10,259,171)	1,127,009,735	1,199,430,330

FINANCIAL RESULT	(111,402,729)	(110,276,608)	(107,366,142)	(76,213,126)	(18,834,164)	(7,651,324)	(237,603,035)	(194,141,058)
Financial income	30,553,073	25,394,095	84,814,279	96,977,392	6,649,187	11,717,036	122,016,539	134,088,523
Financial costs	(130,462,387)	(127,432,245)	(194,398,002)	(174,109,300)	(13,866,085)	(18,926,517)	(338,726,474)	(320,468,062)
Gain (loss) from indexed assets and liabilities	(743,782)	(3,909,485)	961,198	1,786	(7,093,440)	(13,130,605)	(6,876,024)	(17,038,304)
Foreign currency exchange differences	(10,749,633)	(4,328,973)	1,256,383	916,996	(4,523,826)	12,688,762	(14,017,076)	9,276,785
Gains	15,282,679	23,754,678	2,889,905	4,061,416	27,916,621	40,243,879	46,089,205	68,059,973
Losses	(26,032,312)	(28,083,651)	(1,633,522)	(3,144,420)	(32,440,447)	(27,555,117)	(60,106,281)	(58,783,188)

Share of the profit (loss) of associates accounted for using the equity method	7,754,143	5,819,161	(2,320)	(1,509)	2,320	30,343	7,754,143	5,847,995
Gains (losses) from other investments	672,339	375,764	73,786	-	-	-	746,125	375,764
Gains (losses) on sale of property, plant, and equipment	25,386	724,563	1,404,692	28,985	2,022,939	(7,925,351)	3,453,017	(7,171,803)
NET INCOME BEFORE TAX	492,587,718	588,155,424	432,246,101	441,991,307	(23,473,834)	(25,805,503)	901,359,985	1,004,341,228

Income tax	(154,230,003)	(181,156,275)	(130,878,358)	(119,169,864)	18,157,793	(16,223,733)	(266,950,568)	(316,549,872)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	338,357,715	406,999,149	301,367,743	322,821,443	(5,316,041)	(42,029,236)	634,409,417	687,791,356

NET INCOME	338,357,715	406,999,149	301,367,743	322,821,443	(5,316,041)	(42,029,236)	634,409,417	687,791,356

RESULT FOR THE PERIOD	338,357,715	406,999,149	301,367,743	322,821,443	(5,316,041)	(42,029,236)	634,409,417	687,791,356
Shareholders of Enersis	-	-	-	-	-	-	264,557,424	319,025,580
Non-controlling interests	-	-	-	-	-	-	369,851,993	368,765,776

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

33.3	Countries

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	683,036,978	1,117,076,586	137,277,077	198,804,567	745,507,589	680,639,175	337,422,778	439,170,846	144,917,115	138,640,931	(57,030,161)	(48,367,098)	1,991,131,376	2,525,965,007
Cash and cash equivalents	187,200,155	588,127,702	28,539,239	43,522,761	354,852,089	277,962,207	160,694,616	268,253,856	51,376,703	42,054,742	-	-	782,662,802	1,219,921,268
Other current financial assets	1,453,966	47,504	-	143,638	-	-	-	699,517	22,205	48,561	-	-	1,476,171	939,220
Other current non-financial assets	11,637,281	8,430,910	2,064,033	2,444,742	72,826,509	43,310,736	9,068,663	13,185,071	4,244,111	5,094,852	698,441	-	100,539,038	72,466,311
Trade and other current receivables	279,071,926	338,292,487	60,600,465	108,345,327	283,188,852	318,551,280	143,947,505	137,785,949	69,112,988	73,975,674	1,896,946	651,671	837,818,682	977,602,388
Accounts receivable from related companies	57,030,031	49,976,938	34,742,560	34,084,870	-	-	1,040,648	30,857	392,416	208,696	(59,625,548)	(49,018,769)	33,580,107	35,282,592
Inventories	52,182,118	37,057,881	5,933,816	4,921,951	999,352	1,266,810	21,202,764	17,676,019	19,524,376	17,002,883	-	-	99,842,426	77,925,544
Current tax assets	94,461,501	95,143,164	5,396,964	5,341,278	33,640,787	39,548,142	1,468,582	1,539,577	244,316	255,523	-	-	135,212,150	141,827,684

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	7,806,154,700	7,893,250,054	566,947,955	593,346,110	3,208,606,383	3,805,276,863	2,389,118,948	2,353,927,049	1,181,155,855	1,246,563,957	(4,397,328,424)	(4,684,458,288)	10,754,655,417	11,207,905,745
Other non-current financial assets	63,919,970	32,942,181	221,317	161,140	23,274	27,818	1,217,165	1,214,684	3,483,261	3,009,238	-	-	68,864,987	37,355,061
Other non-current non-financial assets	468,411	599,529	1,812,908	1,984,737	86,347,404	106,916,843	-	-	-	-	(28,191)	-	88,600,532	109,501,109
Non-current receivables	3,722,677	4,531,190	141,203,454	151,690,773	317,469,075	273,379,275	12,585,909	13,727,212	-	-	114,725	-	475,095,840	443,328,450
Non-current accounts receivable from related companies	5,639,152	6,179,892	-	-	42,203,339	44,861,006	-	-	-	-	(47,842,491)	(51,040,898)	-	-
Investments accounted for using the equity method	4,477,184,874	4,681,940,902	60,166,886	4,727,255	1,038,286,387	1,217,587,204	75	76	47,894,459	49,887,780	(5,611,145,768)	(5,940,949,955)	12,386,913	13,193,262
Intangible assets other than goodwill	37,363,010	40,438,658	3,714,712	3,649,971	1,060,478,730	1,375,676,408	41,582,639	44,330,454	2,954,644	3,302,723	-	-	1,146,093,735	1,467,398,214
Goodwill	2,311,356	2,312,632	(11,136,040)	2,357,592	99,608,974	119,058,905	12,964,799	13,209,651	8,668,964	10,361,690	1,281,795,863	1,329,103,656	1,394,213,916	1,476,404,126
Property, plant, and equipment	3,008,506,737	2,998,303,344	365,710,895	424,077,441	387,998,793	479,342,553	2,227,472,599	2,184,994,520	1,116,879,949	1,178,479,794	(21,118,118)	(22,466,646)	7,085,450,855	7,242,731,006
Investment property	38,331,943	38,055,889	-	-	-	-	-	-	-	-	-	-	38,331,943	38,055,889
Deferred tax assets	168,706,570	87,945,837	5,253,823	4,697,201	176,190,407	188,426,851	93,295,762	96,450,452	1,274,578	1,522,732	895,556	895,555	445,616,696	379,938,628

TOTAL ASSETS	8,489,191,678	9,010,326,640	704,225,032	792,150,677	3,954,113,972	4,485,916,038	2,726,541,726	2,793,097,895	1,326,072,970	1,385,204,888	(4,454,358,585)	(4,732,825,386)	12,745,786,793	13,733,870,752

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	649,376,424	661,869,058	521,364,966	494,783,567	459,410,501	650,237,150	366,042,322	483,448,241	175,770,524	170,828,751	(59,535,450)	(633,130)	2,112,429,287	2,460,533,637
Other current financial liabilities	229,995,038	88,087,416	145,737,403	105,336,295	144,974,458	288,730,920	46,232,703	124,904,402	76,011,418	65,023,305	-	-	642,951,020	672,082,338
Trade and other current payables	213,206,874	405,601,668	282,229,496	283,219,858	226,522,690	234,837,848	192,591,493	223,557,756	54,554,983	68,645,529	7,959,351	19,201,800	977,064,887	1,235,064,459
Accounts payable to related companies	80,992,489	48,929,239	31,919,145	45,686,586	42,357,798	34,092,017	71,457,990	51,713,966	799,060	1,068,536	(71,972,576)	(24,312,705)	155,553,906	157,177,639
Other short-term provisions	45,165,065	54,333,202	28,015,732	25,324,807	1,731,691	6,801,936	6,962	10,860	7,945,658	8,754,075	4,477,775	4,477,775	87,342,883	99,702,655
Current tax liabilities	68,054,559	58,625,870	11,208,537	12,379,051	26,057,512	67,476,356	47,821,314	76,893,506	8,968,031	20,478,459	-	-	162,109,953	235,853,242
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	11,962,399	6,291,663	22,254,653	22,836,970	17,766,352	18,298,073	7,931,860	6,367,751	27,491,374	6,858,847	-	-	87,406,638	60,653,304

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	1,536,773,790	1,819,290,887	131,469,304	206,938,488	872,080,649	929,216,917	968,615,736	928,038,093	466,383,032	527,947,698	(50,586,138)	(34,248,823)	3,924,736,373	4,377,183,260
Other non-current financial liabilities	1,207,123,377	1,538,473,627	41,222,548	113,544,053	497,107,090	515,352,311	826,990,735	782,142,214	275,009,450	321,843,088	-	-	2,847,453,200	3,271,355,293
Other non-current payables	-	-	187,072	1,146,930	11,989,176	13,157,677	-	-	-	-	-	-	12,176,248	14,304,607
Accounts payable to related companies	-	-	36,746,339	34,248,823	-	-	-	-	-	-	(36,746,339)	(34,248,823)	-	-
Other long-term provisions	18,465,092	17,935,877	8,410,433	9,239,778	157,707,007	168,801,883	13,531,570	4,762,542	1,778,363	1,833,561	-	-	199,892,465	202,573,641
Deferred tax liabilities	243,650,669	204,262,599	11,147,090	13,419,881	74,670,724	67,691,941	30,164,775	19,717,371	188,261,159	203,346,463	-	-	547,894,417	508,438,255
Non-current provisions for employee benefits	35,670,125	35,817,248	6,403,491	7,627,051	125,442,764	149,353,832	79,420,832	84,727,882	-	-	-	-	246,937,212	277,526,013
Other non-current non-financial liabilities	31,864,527	22,801,536	27,352,331	27,711,972	5,163,888	14,859,273	18,507,824	36,688,084	1,334,060	924,586	(13,839,799)	-	70,382,831	102,985,451

EQUITY	6,303,041,464	6,529,166,695	51,390,762	90,428,622	2,622,622,822	2,906,461,971	1,391,883,668	1,381,611,561	683,919,414	686,428,439	(4,344,236,997)	(4,697,943,433)	6,708,621,133	6,896,153,855
Equity attributable to shareholders of Enersis	6,303,041,464	6,529,166,695	51,390,762	90,428,622	2,622,622,822	2,906,461,971	1,391,883,668	1,381,611,561	683,919,414	686,428,439	(4,344,236,997)	(4,697,943,433)	3,796,128,723	6,896,153,855
Issued capital	5,181,648,569	5,517,944,809	200,340,431	230,798,614	942,539,641	1,768,841,536	162,912,152	150,811,424	217,000,763	197,139,383	(3,879,558,722)	(5,040,652,931)	2,824,882,834	2,824,882,835
Retained earnings	2,682,529,224	2,728,371,595	(144,857,193)	(99,901,666)	415,634,091	459,494,106	537,138,154	125,770,175	119,815,864	72,384,455	(1,266,963,218)	(1,053,149,787)	2,343,296,922	2,232,968,878
Share premium	365,334,507	158,759,648	-	-	627,739,694	-	3,500,973	-	-	-	(837,815,526)	-	158,759,648	158,759,648
Other reserves	(1,926,470,836)	(1,875,909,357)	(4,092,476)	(40,468,326)	636,709,396	678,126,329	688,332,389	1,105,029,962	347,102,787	416,904,601	1,640,100,469	1,395,859,285	(1,530,810,681)	1,679,542,494

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	2,912,492,410	3,000,425,251

Total Liabilities and Equity	8,489,191,678	9,010,326,640	704,225,032	792,150,677	3,954,113,972	4,485,916,038	2,726,541,726	2,793,097,895	1,326,072,970	1,385,204,888	(4,454,358,585)	(4,732,825,386)	12,745,786,793	13,733,870,752

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$
REVENUES	1,419,560,916	1,548,301,898	533,032,646	547,882,703	1,578,094,711	1,604,907,067	941,625,023	816,728,659	424,701,770	332,484,785	(704,516)	(1,505,636)	4,896,310,550	4,848,799,476
Sales	1,404,603,899	1,527,453,076	523,041,897	541,770,450	1,460,514,885	1,462,905,388	916,617,392	795,605,630	409,296,007	319,378,922	(745,775)	(1,505,636)	4,713,328,305	4,645,607,830
Energy sales	1,290,321,095	1,433,200,186	508,460,971	526,960,989	1,326,154,926	1,329,833,693	847,086,952	727,149,080	396,844,575	306,194,226	-	-	4,368,868,519	4,323,338,174
Other sales	14,613,930	13,167,782	255,373	-	4,291,337	4,506,228	2,030,425	2,632,710	29,521	532,190	-	(69,179)	21,220,586	20,769,731
Other services rendered	99,668,874	81,085,108	14,325,553	14,809,461	130,068,622	128,565,467	67,500,015	65,823,840	12,421,911	12,652,506	(745,775)	(1,436,457)	323,239,200	301,499,925
Other operating income	14,957,017	20,848,822	9,990,749	6,112,253	117,579,826	142,001,679	25,007,631	21,123,029	15,405,763	13,105,863	41,259	-	182,982,245	203,191,646

RAW MATERIALS AND CONSUMABLES USED	(942,817,362)	(967,786,296)	(372,175,085)	(388,080,638)	(935,872,827)	(915,924,926)	(326,692,965)	(283,847,358)	(198,372,680)	(127,721,010)	49,480	160,363	(2,775,881,439)	(2,683,199,865)
Energy purchases	(490,302,349)	(561,410,183)	(143,039,186)	(113,450,318)	(458,928,714)	(434,192,955)	(164,293,114)	(135,966,915)	(117,228,245)	(64,255,589)	938,997	-	(1,372,852,611)	(1,309,275,960)
Fuel consumption	(293,769,989)	(260,246,463)	(218,957,120)	(258,354,010)	(20,970,857)	(22,725,921)	(24,470,220)	(18,596,386)	(43,932,427)	(35,721,594)	-	-	(602,100,613)	(595,644,374)
Transport expenses	(142,957,330)	(120,670,207)	(2,514,090)	(7,194,927)	(109,435,702)	(79,434,107)	(89,315,161)	(84,584,917)	(14,657,858)	(11,357,292)	(942,290)	-	(359,822,431)	(303,241,450)
Other raw materials and consumables	(15,787,694)	(25,459,443)	(7,664,689)	(9,081,383)	(346,537,554)	(379,571,943)	(48,614,470)	(44,699,140)	(22,554,150)	(16,386,535)	52,773	160,363	(441,105,784)	(475,038,081)

CONTRIBUTION MARGIN	476,743,554	580,515,602	160,857,561	159,802,065	642,221,884	688,982,141	614,932,058	532,881,301	226,329,090	204,763,775	(655,036)	(1,345,273)	2,120,429,111	2,165,599,611

Other work performed by entity and capitalized	8,045,069	7,996,682	9,317,778	8,618,338	12,399,741	13,214,962	4,391,127	4,169,166	1,873,705	1,665,825	-	-	36,027,420	35,664,973
Employee benefits expense	(80,549,594)	(77,959,149)	(86,742,079)	(75,624,280)	(75,946,513)	(78,021,109)	(37,291,456)	(36,618,726)	(21,951,475)	(1,128,793)	-	-	(302,481,117)	(269,352,057)
Other expenses	(84,226,603)	(79,879,690)	(83,170,263)	(64,174,325)	(116,124,802)	(122,606,940)	(59,553,118)	(126,058,144)	(30,431,964)	(28,894,231)	654,846	1,347,808	(372,851,904)	(420,265,522)

GROSS OPERATING RESULT	320,012,426	430,673,445	262,997	28,621,798	462,550,310	501,569,054	522,478,611	374,373,597	175,819,356	176,406,576	(190)	2,535	1,481,123,510	1,511,647,005

Depreciation, amortization, and impairment losses	(90,506,164)	(94,945,368)	(29,929,044)	(23,515,256)	(106,296,518)	(79,655,847)	(81,219,080)	(74,242,470)	(47,514,551)	(42,322,413)	1,351,582	2,464,679	(354,113,775)	(312,216,675)

OPERATING INCOME	229,506,262	335,728,077	(29,666,047)	5,106,542	356,253,792	421,913,207	441,259,531	300,131,127	128,304,805	134,084,163	1,351,392	2,467,214	1,127,009,735	1,199,430,330

FINANCIAL RESULT	(63,406,263)	(67,138,796)	(41,478,361)	(21,547,830)	(61,259,511)	(32,923,979)	(51,420,195)	(58,815,497)	(21,570,374)	(16,760,888)	1,531,669	3,045,932	(237,603,035)	(194,141,058)
Financial income	22,287,139	17,680,931	5,581,530	10,325,154	81,498,149	101,409,075	9,988,422	4,320,043	4,377,917	1,927,208	(1,716,618)	(1,573,888)	122,016,539	134,088,523
Financial costs	(71,933,495)	(71,202,287)	(37,013,624)	(26,279,238)	(144,740,821)	(143,277,316)	(60,635,724)	(62,932,499)	(26,118,778)	(18,350,610)	1,715,968	1,573,888	(338,726,474)	(320,468,062)
Gain (loss) from indexed assets and liabilities	(6,875,369)	(17,038,304)	-	-	-	-	-	-	-	-	(655)	-	(6,876,024)	(17,038,304)
Foreign currency exchange differences	(6,884,538)	3,420,864	(10,046,267)	(5,593,746)	1,983,161	8,944,262	(772,893)	(203,041)	170,487	(337,486)	1,532,974	3,045,932	(14,017,076)	9,276,785
Gains	36,900,113	49,012,672	5,818,205	4,302,586	6,590,457	16,094,094	813,328	548,600	670,272	1,750,946	(4,703,170)	(3,648,925)	46,089,205	68,059,973
Losses	(43,784,651)	(45,591,808)	(15,864,472)	(9,896,332)	(4,607,296)	(7,149,832)	(1,586,221)	(751,641)	(499,785)	(2,088,432)	6,236,144	6,694,857	(60,106,281)	(58,783,188)

Share of the profit (loss) of associates accounted for using the equity method	571,360	5,819,127	23,720	28,834	-	-	-	-	7,159,063	-	-	34	7,754,143	5,847,995
Negative consolidation difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gains (losses) from other investments	152,462	889,889	593,663	-	-	-	-	-	-	-	-	(514,125)	746,125	375,764
Gains (losses) on sale of property, plant, and equipment	1,955,081	(7,674,626)	2,084	-	2,032,322	-	(515,234)	40,826	(21,236)	461,997	-	-	3,453,017	(7,171,803)
Other expenses distinct from operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME BEFORE TAX	168,778,902	267,623,671	(70,524,941)	(16,412,454)	297,026,603	388,989,228	389,324,102	241,356,456	113,872,258	117,785,272	2,883,061	4,999,055	901,359,985	1,004,341,228

Income tax	(29,390,011)	(97,405,551)	(2,176,133)	4,149,186	(65,625,530)	(88,448,500)	(133,031,536)	(103,495,520)	(36,727,358)	(32,339,299)		989,812	(266,950,568)	(316,549,872)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	139,388,891	170,218,120	(72,701,074)	(12,263,268)	231,401,073	300,540,728	256,292,566	137,860,936	77,144,900	85,445,973	2,883,061	5,988,867	634,409,417	687,791,356
Net income from discontinued operations		-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	139,388,891	170,218,120	(72,701,074)	(12,263,268)	231,401,073	300,540,728	256,292,566	137,860,936	77,144,900	85,445,973	2,883,061	5,988,867	634,409,417	687,791,356

RESULT FOR THE PERIOD	139,388,891	170,218,120	(72,701,074)	(12,263,268)	231,401,073	300,540,728	256,292,566	137,860,936	77,144,900	85,445,973	2,883,061	5,988,867	634,409,417	687,791,356
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	264,557,424	319,025,580
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	369,851,993	368,765,776

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

33.4	Generation and distribution by country

a)	Generation

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	338,913,577	581,738,393	71,537,186	113,950,708	225,082,854	229,070,896	176,295,383	239,044,005	71,115,726	75,650,050	(42,385,531)	(26,868,729)	840,559,195	1,212,585,323
Cash and cash equivalents	41,942,136	230,289,585	11,502,664	22,383,610	147,128,916	131,040,180	62,506,367	136,260,140	31,828,244	32,764,569	-	-	294,908,327	552,738,084
Other current financial assets	543,565	47,504	-	143,638	-	-	-	674,506	22,205	48,561	-	-	565,770	914,209
Other current non-financial assets	8,788,918	5,388,772	858,164	1,197,748	15,923,518	14,283,730	4,777,824	7,964,428	1,387,491	2,458,301	767	-	31,736,682	31,292,979
Trade and other current receivables	111,862,670	175,085,843	19,632,842	54,090,162	37,090,417	63,940,752	50,319,698	45,507,596	17,439,289	16,985,155	586,444	-	236,931,360	355,609,508
Accounts receivable from related companies	50,982,818	58,683,378	33,948,424	33,441,555	17,299,048	19,803,730	40,859,920	35,104,241	7,811,984	10,509,205	(42,972,742)	(26,868,729)	107,929,452	130,673,380
Inventories	44,535,938	29,481,511	3,186,337	1,783,282	21,678	2,504	16,364,476	11,993,970	12,401,155	12,645,501	-	-	76,509,584	55,906,768
Current tax assets	80,257,532	82,761,800	2,408,755	910,713	7,619,277	-	1,467,098	1,539,124	225,358	238,758	-	-	91,978,020	85,450,395

Non-current assets classified as held for sale and discontinued operations		-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	4,140,441,580	4,058,185,785	263,514,501	319,979,207	493,928,397	600,244,367	1,454,111,236	1,393,219,292	750,022,259	812,558,136	(1,050,826,023)	(1,029,913,225)	6,051,191,950	6,154,273,562
Other non-current financial assets	33,720,931	12,014,822	127,898	161,140	1	-	1,208,239	1,205,585	406,938	216,790	-	-	35,464,007	13,598,337
Other non-current non-financial assets	126,354	342,343	1,212,658	1,099,011	24,267,446	27,290,081	-	-	-	-	(26,848)	-	25,579,610	28,731,435
Non-current receivables	5,903	160,518	139,472,994	150,312,091	2,896,631	21,685,968	2,996,938	3,241,735	-	-	-	-	145,372,466	175,400,312
Non-current accounts receivable from related companies	5,639,152	6,179,892	-	-	39,502,408	42,997,790	-	-	-	-	(45,141,560)	(51,040,898)	-	(1,863,216)
Investments accounted for using the equity method	1,599,736,458	1,594,961,765	2,883,101	3,428,479	9,036,984	10,801,536	-	-	47,894,460	49,887,780	(1,102,576,792)	(1,067,411,405)	556,974,211	591,668,155
Intangible assets other than goodwill	11,523,361	11,005,836	134,808	176,228	2,974,928	1,410,902	21,546,259	22,281,991	381,495	457,861	-	-	36,560,851	35,332,818
Goodwill	12,748	14,024	(11,136,040)	2,357,592	-	-	5,031,630	5,126,657	8,668,964	10,361,690	96,919,177	88,539,078	99,496,479	106,399,041
Property, plant, and equipment	2,400,501,339	2,400,516,617	125,565,259	157,747,465	368,221,938	456,994,530	1,365,956,122	1,302,924,129	691,395,824	750,111,283	-	-	4,951,640,482	5,068,294,024
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	89,175,334	32,989,968	5,253,823	4,697,201	47,028,061	39,063,560	57,372,048	58,439,195	1,274,578	1,522,732	-	-	200,103,844	136,712,656

TOTAL ASSETS	4,479,355,157	4,639,924,178	335,051,687	433,929,915	719,011,251	829,315,263	1,630,406,619	1,632,263,297	821,137,985	888,208,186	(1,093,211,554)	(1,056,781,954)	6,891,751,145	7,366,858,885

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	603,465,586	419,861,754	199,123,867	184,089,684	179,860,598	223,439,239	189,290,538	220,413,976	67,033,854	77,444,300	(50,019,465)	25,000,330	1,188,754,978	1,150,249,283
Other current financial liabilities	215,429,821	73,513,845	126,026,078	82,987,086	30,493,092	62,027,186	23,741,641	113,869,956	36,217,580	32,976,929	-	-	431,908,212	365,375,002
Trade and other current payables	93,037,015	210,953,110	31,437,108	47,852,899	36,360,427	47,171,805	77,965,241	50,897,328	20,577,954	23,834,560	8,137,174	(7,957)	267,514,919	380,701,745
Accounts payable to related companies	209,199,618	69,582,013	30,621,016	43,569,836	100,953,777	81,664,568	60,534,950	14,328,510	263,238	13,875	(58,156,639)	25,008,287	343,415,960	234,167,089
Other short-term provisions	27,572,547	29,277,728	1,146,762	3,901,399	-	-	6,963	10,860	3,326,976	2,840,237	-	-	32,053,248	36,030,224
Current tax liabilities	47,478,906	31,286,802	8,030,073	5,362,401	10,273,438	30,425,114	25,638,728	40,779,406	4,149,018	14,748,267	-	-	95,570,163	122,601,990
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	10,747,679	5,248,256	1,862,830	416,063	1,779,864	2,150,566	1,403,015	527,916	2,499,088	3,030,432	-	-	18,292,476	11,373,233

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	892,768,282	1,193,061,174	101,157,778	165,441,384	41,371,680	58,875,184	610,060,923	530,859,723	275,246,854	317,338,453	(29,311,828)	(34,248,823)	1,891,293,689	2,231,327,095
Other non-current financial liabilities	644,871,099	975,588,006	25,835,979	87,602,569	29,952,100	36,725,221	557,680,513	486,420,793	136,219,098	169,238,940	-	-	1,394,558,789	1,755,575,529
Other non-current payables	-	-	187,072	241,287	-	1,947	-	-	-	-	-	-	187,072	243,234
Accounts payable to related companies	-	81,953	36,746,339	34,248,823	-	-	-	-	-	-	(29,515,391)	(34,248,823)	7,230,948	81,953
Other long-term provisions	10,540,261	10,251,812	-	-	7,020,628	8,596,721	8,933,716	316,576	1,616,002	1,668,030	-	-	28,110,607	20,833,139
Deferred tax liabilities	211,308,339	177,178,521	11,147,090	13,419,881	1,673,582	4,538,425	11,675,261	-	137,411,754	146,431,483	-	-	373,216,026	341,568,310
Non-current provisions for employee benefits	12,132,596	12,334,488	1,912,063	2,216,852	-	-	20,668,972	21,953,569	-	-	-	-	34,713,631	36,504,909
Other non-current non-financial liabilities	13,915,987	17,626,394	25,329,235	27,711,972	2,725,370	9,012,870	11,102,461	22,168,785	-	-	203,563	-	53,276,616	76,520,021

EQUITY	2,983,121,289	3,027,001,250	34,770,042	84,398,847	497,778,973	547,000,840	831,055,158	880,989,598	478,857,277	493,425,433	(1,013,880,261)	(1,047,533,461)	3,811,702,478	3,985,282,507
Equity attributable to shareholders of Enersis	2,983,121,289	3,027,001,250	34,770,042	84,398,847	497,778,973	547,000,840	831,055,158	880,989,598	478,857,277	493,425,433	(1,013,880,261)	(1,047,533,461)	3,811,702,478	3,985,282,507
Issued capital	1,943,391,772	2,153,213,074	60,871,687	92,185,037	169,465,422	204,171,117	159,444,502	142,906,410	180,486,999	164,297,758	(1,024,494,379)	(1,003,883,359)	1,489,166,003	1,752,890,037
Retained earnings	1,100,272,729	1,140,321,396	(7,156,730)	(7,554,043)	129,480,656	202,644,366	461,309,686	128,464,532	64,318,916	70,760,796	52,299,517	303,782,125	1,800,524,774	1,838,419,172
Share premium	206,008,557	-	-	-	-	-	-	-	-	-	-	-	206,008,557	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	(266,551,769)	(266,533,220)	(18,944,915)	(232,147)	198,832,895	140,185,357	210,300,970	609,618,656	234,051,362	258,366,879	(41,685,399)	(347,432,227)	316,003,144	393,973,298
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	4,479,355,157	4,639,924,178	335,051,687	433,929,915	719,011,251	829,315,263	1,630,406,619	1,632,263,297	821,137,985	888,208,186	(1,093,211,554)	(1,056,781,954)	6,891,751,145	7,366,858,885

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$
REVENUES	815,382,480	908,325,291	291,183,269	341,325,461	254,847,432	223,042,268	431,824,717	365,899,206	211,134,555	174,349,186	(534,246)	(520,273)	2,003,838,207	2,012,421,139
Sales	812,334,646	896,943,765	291,186,275	341,283,217	254,847,432	220,591,251	431,417,894	365,790,186	210,224,890	173,840,408	(537,275)	(520,273)	1,999,473,862	1,997,928,554
Energy sales	768,163,924	884,070,358	288,496,805	341,283,217	205,598,328	187,079,865	431,119,244	364,550,698	204,939,669	169,829,130	-	-	1,898,317,970	1,946,813,268
Other sales	7,726,018	19,596	-	-	-	-	-	-	-	-	-	-	7,726,018	19,596
Other services rendered	36,444,704	12,853,811	2,689,470	-	49,249,104	33,511,386	298,650	1,239,488	5,285,221	4,011,278	(537,275)	(520,273)	93,429,874	51,095,690

Other operating income	3,047,834	11,381,526	(3,006)	42,244	-	2,451,017	406,823	109,020	909,665	508,778	3,029	-	4,364,345	14,492,585

RAW MATERIALS AND CONSUMABLES USED	(543,815,313)	(529,537,569)	(238,895,419)	(283,950,108)	(89,452,585)	(45,599,560)	(121,058,312)	(101,373,202)	(84,823,874)	(63,001,077)	(3,029)	-	(1,078,048,532)	(1,023,461,516)
Energy purchases	(138,184,553)	(167,528,842)	(10,104,503)	(11,134,173)	(43,153,657)	(15,964,615)	(29,749,788)	(22,672,028)	(20,788,566)	(11,373,517)	939,186	-	(241,041,881)	(228,673,175)
Fuel consumption	(293,762,816)	(260,238,669)	(218,957,120)	(258,354,010)	(20,970,857)	(22,725,921)	(24,470,220)	(18,596,386)	(43,932,427)	(35,721,594)	-	-	(602,093,440)	(595,636,580)
Transport expenses	(113,645,898)	(97,339,492)	(2,303,560)	(6,456,007)	(12,797,411)	(11,736,618)	(43,675,750)	(40,590,877)	(14,762,826)	(11,493,697)	(942,215)	-	(188,127,660)	(167,616,691)
Other raw materials and consumables	1,777,954	(4,430,566)	(7,530,236)	(8,005,918)	(12,530,660)	4,827,594	(23,162,554)	(19,513,911)	(5,340,055)	(4,412,269)	-	-	(46,785,551)	(31,535,070)

CONTRIBUTION MARGIN	271,567,167	378,787,722	52,287,850	57,375,353	165,394,847	177,442,708	310,766,405	264,526,004	126,310,681	111,348,109	(537,275)	(520,273)	925,789,675	988,959,623

Other work performed by entity and capitalized	5,996,752	1,490,309	-	-	467,337	61,355	2,661,499	1,355,489	69,622	13,880	-	-	9,195,210	2,921,033
Employee benefits expense	(42,503,507)	(28,842,549)	(16,788,330)	(12,889,035)	(8,354,564)	(7,302,455)	(12,116,116)	(9,413,150)	(9,117,998)	5,084,357	-	-	(88,880,515)	(53,362,832)
Other expenses	(43,737,507)	(38,378,196)	(10,927,599)	(6,667,922)	(7,901,527)	(5,171,007)	(15,244,234)	(55,966,155)	(12,828,433)	(10,676,636)	537,275	520,273	(90,102,025)	(116,339,643)

GROSS OPERATING RESULT	191,322,905	313,057,286	24,571,921	37,818,396	149,606,093	165,030,601	286,067,554	200,502,188	104,433,872	105,769,710	-	-	756,002,345	822,178,181

Depreciation, amortization, and impairment losses	(63,773,228)	(67,697,776)	(18,013,277)	(12,384,198)	(20,423,904)	1,726,674	(29,098,117)	(26,089,312)	(29,155,240)	(26,221,025)	-	-	(160,463,766)	(130,665,637)

OPERATING INCOME	127,549,677	245,359,510	6,558,644	25,434,198	129,182,189	166,757,275	256,969,437	174,412,876	75,278,632	79,548,685	-	-	595,538,579	691,512,544

FINANCIAL RESULT	(44,000,252)	(46,556,945)	(26,892,975)	(16,052,223)	4,077,596	(1,863,924)	(30,840,615)	(33,732,477)	(14,905,004)	(8,037,638)	1,158,521	(4,033,401)	(111,402,729)	(110,276,608)
Financial income	7,459,142	4,215,883	1,552,634	4,833,909	18,233,624	16,350,194	3,999,129	976,520	957,282	588,976	(1,648,738)	(1,571,387)	30,553,073	25,394,095
Financial costs	(49,397,556)	(45,472,566)	(17,669,084)	(14,625,214)	(15,208,870)	(26,210,966)	(34,005,836)	(34,492,225)	(15,829,782)	(8,202,661)	1,648,741	1,571,387	(130,462,387)	(127,432,245)
Gain (loss) from indexed assets and liabilities	(743,782)	(3,909,485)	-	-	-	-	-	-	-	-	-	-	(743,782)	(3,909,485)
Foreign currency exchange differences	(1,318,056)	(1,390,777)	(10,776,525)	(6,260,918)	1,052,842	7,996,848	(833,908)	(216,772)	(32,504)	(423,953)	1,158,518	(4,033,401)	(10,749,633)	(4,328,973)
Gains	7,780,297	7,929,303	4,891,598	3,432,899	5,622,275	13,821,248	540,722	245,363	-	1,265,520	(3,552,213)	(2,939,655)	15,282,679	23,754,678
Losses	(9,098,353)	(9,320,080)	(15,668,123)	(9,693,817)	(4,569,433)	(5,824,400)	(1,374,630)	(462,135)	(32,504)	(1,689,473)	4,710,731	(1,093,746)	(26,032,312)	(28,083,651)

Share of the profit (loss) of associates accounted for using the equity method	569,040	5,819,161	26,041	-	-	-	-	-	7,159,062	-	-	-	7,754,143	5,819,161
Negative consolidation difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gains (losses) from other investments	152,463	375,764	519,876	-	-	-	-	-	-	-	-	-	672,339	375,764
Gains (losses) on sale of property, plant, and equipment	11,587	248,582	2,084	-	-	-	10,397	69,849	1,318	406,132	-	-	25,386	724,563
Other expenses distinct from operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NET INCOME BEFORE TAX	84,282,515	205,246,072	(19,786,330)	9,381,975	133,259,785	164,893,351	226,139,219	140,750,248	67,534,008	71,917,179	1,158,521	(4,033,401)	492,587,718	588,155,424

Income tax	(29,559,677)	(64,732,385)	(5,035,708)	(4,892,751)	(17,327,188)	(32,397,102)	(78,623,821)	(58,841,677)	(23,683,609)	(20,292,360)		-	(154,230,003)	(181,156,275)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	54,722,838	140,513,687	(24,822,038)	4,489,224	115,932,597	132,496,249	147,515,398	81,908,571	43,850,399	51,624,819	1,158,521	(4,033,401)	338,357,715	406,999,149
Net income from discontinued operations	-	-	-	-		-		-	-	-	-	-	-	-
NET INCOME	54,722,838	140,513,687	(24,822,038)	4,489,224	115,932,597	132,496,249	147,515,398	81,908,571	43,850,399	51,624,819	1,158,521	(4,033,401)	338,357,715	406,999,149

RESULT FOR THE PERIOD	54,722,838	140,513,687	(24,822,038)	4,489,224	115,932,597	132,496,249	147,515,398	81,908,571	43,850,399	51,624,819	1,158,521	(4,033,401)	338,357,715	406,999,149
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b)	Distribution

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	173,055,812	193,667,154	65,803,599	84,947,442	462,083,376	424,487,557	219,178,540	239,448,013	81,374,299	73,305,844	(7,645,980)	(8,446,413)	993,849,646	1,007,409,597
Cash and cash equivalents	2,221,685	26,582,727	17,006,714	21,100,767	142,453,677	109,978,438	98,188,249	131,993,716	19,548,457	9,290,173	-	-	279,418,782	298,945,821
Other current financial assets	445,343	-	-	-	-	-	-	25,011	-	-	-	-	445,343	25,011
Other current non-financial assets	2,244,575	2,312,576	1,205,668	1,246,994	55,121,280	27,375,759	4,290,838	5,220,643	2,856,620	2,636,552	-	-	65,718,981	38,792,524
Trade and other current receivables	156,168,135	152,223,272	40,967,623	54,255,165	245,994,632	254,576,869	93,627,806	92,278,353	51,673,699	56,990,519	-	-	588,431,895	610,324,178
Accounts receivable from related companies	9,754,344	10,623,831	891,884	776,127	-	-	18,231,875	4,247,788	153,342	14,453	(7,645,980)	(8,446,413)	21,385,465	7,215,786
Inventories	2,045,516	1,924,748	2,747,479	3,138,669	977,675	1,252,066	4,838,288	5,682,049	7,123,222	4,357,382	-	-	17,732,180	16,354,914
Current tax assets	176,214	-	2,984,231	4,429,720	17,536,112	31,304,425	1,484	453	18,959	16,765	-	-	20,717,000	35,751,363

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	1,093,955,032	1,116,514,950	246,173,794	272,099,510	1,681,315,893	1,994,823,050	935,007,715	960,707,757	431,133,595	434,005,821	-	-	4,387,586,029	4,778,151,088
Other non-current financial assets	25,350	25,176	93,420	-	-	-	8,926	9,099	3,076,323	2,792,448	-	-	3,204,019	2,826,723
Other non-current non-financial assets	336,288	229,343	600,250	885,726	62,044,409	79,626,762	-	-	-	-	-	-	62,980,947	80,741,831
Non-current receivables	3,038,940	3,699,470	1,730,460	1,378,682	314,572,444	251,693,307	9,588,971	10,485,477	-	-	-	-	328,930,815	267,256,936
Non-current accounts receivable from related companies	-	-	-	-	98,652	117,946	-	-	-	-	-	-	98,652	117,946
Investments accounted for using the equity method	469,482,531	503,579,522	24,124	31,383	-	-	75	76	-	-	-	-	469,506,730	503,610,981
Intangible assets other than goodwill	13,241,456	15,263,011	3,579,905	3,473,743	1,057,408,318	1,374,215,991	20,036,380	22,048,463	2,573,148	2,844,862	-	-	1,096,839,207	1,417,846,070
Goodwill	2,240,478	2,240,478	-	-	99,608,974	119,058,905	7,933,169	8,082,994	-	-	-	-	109,782,621	129,382,377
Property, plant, and equipment	595,693,806	583,180,744	240,145,635	266,329,976	18,420,750	20,746,848	861,516,479	882,070,391	425,484,124	428,368,511	-	-	2,141,260,794	2,180,696,470
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	9,896,183	8,297,206	-	-	129,162,346	149,363,291	35,923,715	38,011,257	-	-	-	-	174,982,244	195,671,754

TOTAL ASSETS	1,267,010,844	1,310,182,104	311,977,393	357,046,952	2,143,399,269	2,419,310,607	1,154,186,255	1,200,155,770	512,507,894	507,311,665	(7,645,980)	(8,446,413)	5,381,435,675	5,785,560,685

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$	9-30-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	170,845,982	196,759,945	322,285,256	310,638,397	394,249,310	489,046,971	234,802,934	302,355,437	116,309,581	103,699,413	(7,645,980)	(8,446,413)	1,230,847,083	1,394,053,750
Other current financial liabilities	5,974	26,351	19,711,325	22,349,209	114,481,366	226,703,734	22,491,063	11,034,446	39,793,838	32,046,376	-	-	196,483,566	292,160,116
Trade and other current payables	80,724,096	137,937,525	250,310,226	235,366,718	187,010,211	183,352,939	114,626,252	172,660,428	33,977,030	44,810,969	-	-	666,647,815	774,128,579
Accounts payable to related companies	64,155,544	23,267,428	1,832,731	2,249,562	61,496,095	20,937,120	68,974,187	76,706,628	8,108,733	11,369,623	(7,645,980)	(8,446,413)	196,921,310	126,083,948
Other short-term provisions	6,843,207	9,088,010	26,868,970	21,423,408	1,731,691	6,801,936	-	-	4,618,682	5,913,838	-	-	40,062,550	43,227,192
Current tax liabilities	18,488,095	25,872,525	3,170,180	7,016,288	14,382,234	36,202,808	22,182,587	36,114,100	4,819,014	5,730,192	-	-	63,042,110	110,935,913
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	629,066	568,106	20,391,824	22,233,212	15,147,713	15,048,434	6,528,845	5,839,835	24,992,284	3,828,415	-	-	67,689,732	47,518,002

Liabilities associated with non-current assets classified as held for sale and discontinued operations		-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	70,939,304	52,473,555	30,311,528	41,497,104	822,555,623	870,301,120	358,554,812	397,178,370	191,136,177	210,609,245	-	-	1,473,497,444	1,572,059,394
Other non-current financial liabilities	-	-	15,386,570	25,941,484	467,154,990	478,627,090	269,310,221	295,721,421	138,790,351	152,604,148	-	-	890,642,132	952,894,143
Other non-current payables	-	-	-	905,643	11,989,176	13,155,174	-	-	-	-	-	-	11,989,176	14,060,817
Accounts payable to related companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other long-term provisions	7,924,831	7,618,844	8,410,433	9,239,778	144,423,874	160,166,774	4,597,854	4,445,966	162,361	165,531	-	-	165,519,353	181,636,893
Deferred tax liabilities	27,896,889	22,742,572	-	-	72,997,142	63,153,516	18,489,515	19,717,371	50,849,406	56,914,980	-	-	170,232,952	162,528,439
Non-current provisions for employee benefits	17,221,293	17,289,987	4,491,429	5,410,199	125,442,764	149,352,163	58,751,859	62,774,313	-	-	-	-	205,907,345	234,826,662
Other non-current non-financial liabilities	17,896,291	4,822,152	2,023,096	-	547,677	5,846,403	7,405,363	14,519,299	1,334,059	924,586	-	-	29,206,486	26,112,440

EQUITY	1,025,225,558	1,060,948,604	(40,619,391)	4,911,451	926,594,336	1,059,962,516	560,828,509	500,621,963	205,062,136	193,003,007	-	-	2,677,091,148	2,819,447,541
Equity attributable to shareholders of Enersis	1,025,225,558	1,060,948,604	(40,619,391)	4,911,451	926,594,336	1,059,962,516	560,828,509	500,621,963	205,062,136	193,003,007	-	-	2,677,091,148	2,819,447,541
Issued capital	367,928,682	368,494,984	86,426,782	135,477,599	335,406,986	466,167,408	3,467,650	7,905,014	36,513,763	32,841,625	-	-	829,743,863	1,010,886,630
Retained earnings	1,020,859,477	978,146,893	(130,522,789)	(92,338,025)	146,523,781	72,309,174	75,828,468	(2,694,357)	55,496,948	1,623,660	-	-	1,168,185,885	957,047,345
Share premium	566,302	-	-	-	-	-	3,500,973	-	-	-	-	-	4,067,275	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	(364,128,903)	(285,693,273)	3,476,616	(38,228,123)	444,663,569	521,485,934	478,031,418	495,411,306	113,051,425	158,537,722	-	-	675,094,125	851,513,566

Non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	1,267,010,844	1,310,182,104	311,977,393	357,046,952	2,143,399,269	2,419,310,607	1,154,186,255	1,200,155,770	512,507,894	507,311,665	(7,645,980)	(8,446,413)	5,381,435,675	5,785,560,685

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$	9-30-2012 ThCh$	9-30-2011 ThCh$
REVENUES	744,752,222	778,004,929	241,861,711	205,924,443	1,410,389,831	1,471,514,611	665,295,201	595,808,434	288,590,974	238,636,323		-	3,350,889,939	3,289,888,740
Sales	738,042,884	769,463,171	231,867,956	199,854,434	1,292,810,005	1,331,963,949	640,367,739	574,009,222	274,062,793	225,933,653	-	-	3,177,151,377	3,101,224,429
Energy sales	658,671,752	695,675,133	219,976,501	185,697,269	1,210,742,638	1,238,408,314	553,086,135	494,960,786	266,837,091	219,487,297	-	-	2,909,314,117	2,834,228,799
Other sales	4,400,178	3,427,963	255,373	-	-	-	2,030,425	1,637,184	29,522	12,852	-	-	6,715,498	5,077,999
Other services rendered	74,970,954	70,360,075	11,636,082	14,157,165	82,067,367	93,555,635	85,251,179	77,411,252	7,196,180	6,433,504	-	-	261,121,762	261,917,631

Other operating income	6,709,338	8,541,758	9,993,755	6,070,009	117,579,826	139,550,662	24,927,462	21,799,212	14,528,181	12,702,670	-	-	173,738,562	188,664,311

RAW MATERIALS AND CONSUMABLES USED	(552,259,510)	(592,283,515)	(133,291,999)	(103,824,508)	(935,620,893)	(965,546,341)	(361,032,580)	(328,111,668)	(188,514,133)	(145,997,332)		-	(2,170,719,115)	(2,135,763,364)
Energy purchases	(491,195,597)	(537,748,341)	(132,947,018)	(102,329,143)	(505,961,097)	(513,882,826)	(271,950,022)	(244,990,813)	(171,300,038)	(135,963,479)	-	-	(1,573,353,772)	(1,534,914,602)
Fuel consumption	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transport expenses	(43,501,410)	(38,642,979)	(210,529)	(738,920)	(97,886,140)	(68,514,783)	(63,537,234)	(61,010,951)	-	-	-	-	(205,135,313)	(168,907,633)
Other raw materials and consumables	(17,562,503)	(15,892,195)	(134,452)	(756,445)	(331,773,656)	(383,148,732)	(25,545,324)	(22,109,904)	(17,214,095)	(10,033,853)	-	-	(392,230,030)	(431,941,129)

CONTRIBUTION MARGIN	192,492,712	185,721,414	108,569,712	102,099,935	474,768,938	505,968,270	304,262,621	267,696,766	100,076,841	92,638,991	-	-	1,180,170,824	1,154,125,376

Other work performed by entity and capitalized	2,048,316	2,069,066	9,317,777	8,618,338	11,932,405	13,153,607	1,729,629	2,813,677	1,804,083	1,651,945	-	-	26,832,210	28,306,633
Employee benefits expense	(19,197,843)	(20,979,807)	(69,953,749)	(62,502,768)	(63,123,057)	(65,591,823)	(25,175,341)	(25,590,690)	(12,833,477)	(5,662,538)	-	-	(190,283,467)	(180,327,626)
Other expenses	(45,502,916)	(44,873,970)	(72,020,269)	(57,396,013)	(106,889,723)	(112,606,632)	(44,436,443)	(70,979,606)	(17,548,772)	(17,923,434)	-	-	(286,398,123)	(303,779,655)

GROSS OPERATING RESULT	129,840,269	121,936,703	(24,086,529)	(9,180,508)	316,688,563	340,923,422	236,380,466	173,940,147	71,498,675	70,704,964	-	-	730,321,444	698,324,728

Depreciation, amortization, and impairment losses	(24,187,845)	(24,027,321)	(11,915,767)	(11,121,522)	(85,621,759)	(80,973,127)	(52,100,678)	(47,966,461)	(18,359,310)	(16,059,340)	-	-	(192,185,359)	(180,147,771)

OPERATING INCOME	105,652,424	97,909,382	(36,002,296)	(20,302,030)	231,066,804	259,950,295	184,279,788	125,973,686	53,139,365	54,645,624	-	-	538,136,085	518,176,957

FINANCIAL RESULT	7,964,339	8,005,091	(15,879,146)	(5,808,536)	(72,062,365)	(44,784,494)	(20,569,768)	(25,052,146)	(6,819,247)	(8,682,480)	45	109,439	(107,366,142)	(76,213,126)
Financial income	8,225,865	12,509,885	4,012,220	5,207,723	62,591,291	74,064,392	6,567,155	3,867,496	3,265,177	1,327,896	152,571	-	84,814,279	96,977,392
Financial costs	(1,097,199)	(3,934,372)	(20,435,985)	(11,608,371)	(135,379,490)	(119,557,526)	(27,197,938)	(28,919,999)	(10,287,390)	(10,089,032)	-	-	(194,398,002)	(174,109,300)
Gain (loss) from indexed assets and liabilities	961,198	1,786	-	-	-	-	-	-	-	-	-	-	961,198	1,786
Foreign currency exchange differences	(125,525)	(572,208)	544,619	592,112	725,834	708,640	61,015	357	202,966	78,656	(152,526)	109,439	1,256,383	916,996
Gains	515,694	698,161	740,968	794,627	763,169	1,979,656	272,606	263,898	669,922	392,937	(72,454)	(67,863)	2,889,905	4,061,416
Losses	(641,219)	(1,270,369)	(196,349)	(202,515)	(37,335)	(1,271,016)	(211,591)	(263,541)	(466,956)	(314,281)	(80,072)	177,302	(1,633,522)	(3,144,420)

Share of the profit (loss) of associates accounted for using the equity method	-	-	(2,320)	(1,509)	-	-	-	-	-	-	-	-	(2,320)	(1,509)
Negative consolidation difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gains (losses) from other investments	-	-	73,786	-		-	-	-	-	-	-	-	73,786	-
Gains (losses) on sale of property, plant, and equipment	(79,446)	2,143	-	-	2,032,322	-	(525,630)	(29,023)	(22,554)	55,865	-	-	1,404,692	28,985
Other expenses distinct from operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME BEFORE TAX	113,537,317	105,916,616	(51,809,976)	(26,112,075)	161,036,761	215,165,801	163,184,390	100,892,517	46,297,564	46,019,009	45	109,439	432,246,101	441,991,307

Income tax	(20,717,235)	(22,105,084)	3,101,903	9,041,937	(45,811,586)	(49,400,978)	(54,407,691)	(44,615,694)	(13,043,749)	(12,090,045)	-	-	(130,878,358)	(119,169,864)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	92,820,082	83,811,532	(48,708,073)	(17,070,138)	115,225,175	165,764,823	108,776,699	56,276,823	33,253,815	33,928,964	45	109,439	301,367,743	322,821,443
Net income from discontinued operations		-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	92,820,082	83,811,532	(48,708,073)	(17,070,138)	115,225,175	165,764,823	108,776,699	56,276,823	33,253,815	33,928,964	45	109,439	301,367,743	322,821,443

RESULT FOR THE PERIOD	92,820,082	83,811,532	(48,708,073)	(17,070,138)	115,225,175	165,764,823	108,776,699	56,276,823	33,253,815	33,928,964	45	109,439	301,367,743	322,821,443
Shareholders of Enersis		-	-	-	-	-	-	-	-	-	-	-	-	-
Non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	-

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

34.  THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

34.1        Direct guarantees

Creditor of Guarantee	Debtor		Type of Guarantee	Assets Committed			Balance Pending			Guarantees Released
				Type	Currency	Accounting Value	at September 30,
	Name	Relationship					Currency	2012	Dec 2011	2013	Assets	2014	Assets	2015	Assets
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	43,172,094	ThCh$	66,675,517	73,262,031	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	19,771,568	ThCh$	4,737,700	5,192,000	-	-	-	-	-	-
Banco de la Nación Argentina	Endesa Costanera	Creditor	Pledge on collection and others	Collections CAMMES Accounts	ThCh$	3,994,314	ThCh$	3,328,595	-	-	-	-	-	-	-
Citibank N.A. / Santander Río	Edesur	Creditor	Pledge	Money deposit	ThCh$	7,338,697	ThCh$	6,843,944	-	-	-	-	-	-	-
Various Creditors	Edegel	Creditor	Pledge	Real estate and equipment	ThCh$	94,105,221	ThCh$	2,121,712	7,127,904	-	-	-	-	-	-
Scotiabank	Chinango	Creditor	Pledge	Collection flows	ThCh$	-	ThCh$	14,686,870	16,095,200	-	-	-	-	-	-
Banco Santander (Guarantee Agent)	G.N.L. Quintero	Affiliated company	Pledge	Shares	ThCh$	-	ThCh$	97,034,059	109,265,974	-	-	-	-	-	-
Deutsche Bank (*) / Santander Benelux	Enersis S.A.	Creditor	Deposit account	Deposit account	ThCh$	30,060,707	ThCh$	61,647,875	55,264,828	-	-	-	-	-	-
Various Creditors	Ampla S.A.	Creditor	Pledge on collection and others		ThCh$	2,775,418	ThCh$	123,995,006	140,483,626	-	-	-	-	-	-
Various Creditors	Coelce S.A.	Creditor	Pledge on collection and others		ThCh$	11,505,195	ThCh$	70,703,839	99,126,606	-	-	-	-	-	-
International Finance Corporation	CGT Fortaleza S.A.	Creditor	Mortgage and pledge	Real estate and equipment	ThCh$	124,760,941	ThCh$	32,497,298	38,087,401	-	-	-	-	-	-

As of September 30, 2012, Enersis had future energy purchase commitments amounting to ThCh$24,244,595,578 (ThCh$33,215,671,295 as of September 30, 2011).

34.2    Indirect guarantees

Creditor of Guarantee	Debtor		Assets Committed			Balance Pending			Guarantees Released
			Type of Guarantee	Currency	Accounting Value	at September 30,
	Name	Relationship				Currency	2012	Dec 2011	2013	Assets	2014	Assets	2015	2016

Bank loan cells	CIEN	Subsidiary	Guarantee	ThCh$	23,889,732	ThCh$	23,889,732	55,410,663	-	-	-	-	-	-
Bank Bonds and Loans	Chinango	Subsidiary	Guarantee	ThCh$	20,052,251	ThCh$	20,052,251	21,553,733	-	-	-	-	-	-

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

34.3       Lawsuits and Arbitrations Proceedings.

As of the date of these consolidated financial statements, the most relevant litigation involving Enersis and its subsidiaries are as follows:

1.-  Law 25,561 on Public Emergency and Reform to the Currency System, enacted on January 6, 2002 by the Argentine authorities, voided certain provisions of the concession agreement of Enersis’s subsidiary Edesur. Law 25,561 also required that utility concession agreements be renegotiated within a reasonable timeframe to adjust them to the new conditions. However, the failure to renegotiate Edesur’s concession agreement prompted Enersis S.A., Chilectra S.A., Endesa Chile and Elesur S.A. (now Chilectra S.A.) (collectively, the “Claimants”) to file an arbitration petition in 2003 under the Treaty for the Promotion and Protection of Chilean-Argentine Investments with the International Center for Settlement of Investment Disputes (ICSID). The statement of claim principally requested that the ICSID declare that Edesur’s assets had been expropriated and that Edesur suffered damages totaling US$1,306,875,960. In addition, the Claimants requested that ICSID award indemnification caused to Edesur’s assets due to lack of fair and equitable treatment, totaling US$318,780,600. The Claimants also seek, with respect to both claims, compounded annual interest of 6.9% per annum. The Claimants also claimed the sums resulting from the damages caused as from July 1, 2004. Finally, the claimants also demanded US$102,164,683 for Elesur S.A. (now Chilectra S.A.) due to a lower price received on a sale of its shares as a result of the alleged expropriation. In 2005, the Argentine authorities and Edesur executed a Letter of Understanding, which was not objected to by the Argentine parliament and was later ratified by the Executive Branch. The Letter of Understanding amends and supplements the terms and conditions of the concession agreement, introducing adjusted rates, first during a transitional period and then under a Comprehensive Rate Review that will establish the conditions for a regular 5-year rate period. Arbitration has been stayed since March 2006 in accordance with the terms of the Letter of Understanding, which stay has been renewed annually at the Claimants’ request. On October 13, 2010, the arbitral panel advised that the proceedings were stayed until October 6, 2011. Once this stay expired, the arbitral panel was to ask the parties to provide a status report on the negotiation process in accordance with the Letter of Understanding, which as of this date has not yet taken place.

In October 2010, arbitrator Robert Volterra tendered his resignation. Applicable regulations required the Claimants to designate a replacement within 45 days as from the notice sent by the Clerk’s Office; however, the Claimants asked that the proceeding also be stayed with regard to the designation of the substitute arbitrator, to which the Argentine Republic consented.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

2.-  Meridional Servicios, Emprendimientos y Participaciones (“Meridional”) is a company whose only assets are the rights derived from the acquisition of the construction companies Mistral and CIVEL (which entered into a civil works contract with Centrais Elétricas Fluminense S.A. (“CELF”)), which are under litigation. The contract was terminated by CELF before its privatization process started, which eventually led to the creation of Enersis’s Brazilian distribution subsidiary Ampla. Since CELF’s assets were transferred to Ampla during the privatization, Meridional sued Ampla in 1998 contending that the assets had been fraudulently transferred. Ampla only acquired assets from CELF, but is not its successor-in-interest since CELF, a state-owned company, still exists and maintains its legal capacity. The plaintiff demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Meridional, and Ampla and the State of Rio de Janeiro filed appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision. Meridional filed an appeal, which was denied. In July 2010, Meridional filed an Appeal under Specific Court Regulations (Agravo Regimental) with the Superior Court of Justice, which the court denied in late August 2010, ruling it was groundless. In order to overturn such decision, Meridional filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also denied. In June 2011, Meridional filed an Appeal to Request Clarification of the Decision (Embargos de Declaracao) in order to clarify an omission by the Superior Court of Justice in the decision on the Petition of Writ of Mandamus, which was not accepted by the court. Against this decision, Meridional filed a Regular Appeal (Recurso Especial) before the Superior Court of Justice. On August 30, 2011 the proceeding was sent to the Public Prosecutor’s Office and, on December 13, 2011, to the Reporting Justice of the Superior Court of Justice. On March 28, 2012 the Reporting Justice decided the Regular Appeal in favor of Meridional. Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Regular Appeal of the Petition of Writ of Mandamus must be submitted to the full Court and not only by one single Justice. Meridional challenged the decision. The amount involved in of this trial is estimated to be at approximately US$434.65 million.

3.-  On March 19, 2009, an arbitration tribunal established by the Mediation and Arbitration Chamber of the Getúlio Vargas/RJ Foundation issued an award related to an arbitration claim filed in 2005 by Enertrade Comercializadora de Energía S.A. (“Enertrade”) against Enersis’s Brazilian distribution subsidiary, Ampla, arising out of a dispute regarding a power purchase agreement. The arbitration ruling ordered Ampla to: i) pay the difference between the contractual price and the sum paid for the period from January 1, 2004, to August 28, 2006, revised and with interest; ii) pay from October to December 2003, plus interest and a 2% penalty. In addition, the arbitration tribunal ruled that the contract had ended on August 26, 2006 and that Ampla owed nothing to Enertrade after that date. Ampla filed a petition seeking an annulment of the arbitration award, including a petition (antecipação de tutela), asking that execution of the arbitration award be suspended until a final ruling is made in a pending trial of Enertrade vs. ANEEL (Mandado de Segurança), which relates to the administrative approval of the power purchase agreement under arbitration. In May 2009, the petition was granted, which suspended the effects of the arbitration award. The amount involved is estimated to be approximately US$57.10 million. Enertrade has filed several petitions to revoke the injunctions described above, maintaining the stay on the execution of the arbitration award. Simultaneously, Ampla and Enertrade have continued negotiations but have yet to reach an agreement. In May 2011, Ampla sought a decision on the merits from the court, and in September 2011 Ampla filed a Memorial with the judge by reason of the replacement of the judges during the process. On March 1, 2012, Ampla requested that the proceeding continue, requesting again a trial in depth. On June 6, 2012, Ampla filed its final allegations. The proceeding will now continue so that the judge can issue his ruling.

4.-    Companhia Brasileira de Antibióticos (“CIBRAN”) filed suit against Enersis’s Brazilian distribution subsidiary, Ampla, for damages for the loss of products and raw materials, machinery breakdown, among other things, which allegedly occurred as a result of poor service provided by Ampla between 1987 and May 1994. CIBRAN is also seeking payment of punitive damages. This litigation is in the trial stage and has been joined with various other claims filed by Cibran against Ampla, including five other actions for smaller amounts based on power outages allegedly caused by Ampla. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. On March 4, 2011, Ampla challenged the expert assessment, seeking its annulment, pointing out various contradictions in which the

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

expert’s assessment and demanded that a new assessment be conducted. On March 2, 2012, the parties expressed their opinion on the expert assessment and on March 20, 2012, the proceeding went before the Public Ministry. The amount involved for all these cases is estimated at approximately US$56.29 million.

5.-    In October 2009, Tractebel Energia S.A. sued CIEN, claiming an alleged breach of the “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” entered into in 1999 between CIEN and Centrais Geradoras do Sul do Brasil S.A. (Gerasul, now named Tractebel Energia S.A.). Tractebel Energia asked the court to order CIEN to pay a rescission penalty of R$117,666,976.00 (approximately US$57.94 million) plus other fines due to the non-availability of “firm capacity and related energy”, and asked the court to determine the amount of the other fines in its decision. The breach allegedly occurred due to a failure by CIEN to guarantee the availability of the capacity agreed contractually with Tractebel Energia over the 20-year period, which failure allegedly started in March 2005. In November 2009, CIEN answered the lawsuit, arguing that this unavailability was caused by the “Argentine Crisis”, since CIEN imports all the energy it delivers, when needed, to Tractebel Energia from Argentina. CIEN also argued that the “Argentine Crisis” was an extraordinary event in which CIEN was not involved to any extent, and that this situation was even acknowledged by the Brazilian authorities at the time. In May 2010, Tractebel Energia sent an extrajudicial notification to CIEN that it intended to exercise its step-in rights in Line I (30%). The trial is currently at the first instance trial stage. In October 2011, Tractebel Energia presented its response to the documents submitted by CIEN and the lawsuit was sent in November 2011 to the judge for analysis, who will then determine if CIEN will have additional time to challenge the lawsuit or if the discovery stage will begin. On June 11, 2012 CIEN filed a presentation to the court in support of its argument of its defense based on the “Argentine Crisis”, attaching reports from Argentinean legal experts and from the School of Engineering of the University of Buenos Aires.

6.-    Furnas Centrais Eletricas S.A. filed a suit against CIEN, which was served on June 15, 2010, based on CIEN’s alleged breach of Firm Capacity Purchase Agreement for the purchase of 700 MW of firm capacity with related energy originating from Argentina. The agreement was signed in May 1998, with CIEN committing itself to purchase electricity in the Wholesale Electric Market of the Argentine Republic (Mercado Eléctrico Mayorista de la República Argentina), and transporting it from the Argentine electric system through the Interconnection Transmission System (Sistema de Transmissao de Interligacao), to be made available in Brazil at the Itá substation. The contract has a 20-year term effective June 21, 2000. On April 11, 2005, CIEN informed Furnas that it was unable to fulfill the agreement due to events beyond its control, alleging force majeure. Consequently, on April 14, 2005, Furnas notified CIEN that it rejected the force majeure allegations. Furnas is requesting that CIEN pay R$520,800,659 (approximately US$256.47 million) as a rescission penalty as provided for in the agreement, as adjusted according to the terms of such agreement, plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the contracted capacity, and other damages to be determined upon the final decision. Discovery in the lawsuit is now completed and, in respect of the foreign language documents presented by CIEN, the trial judge of first instance determined that those documents would be excluded from the lawsuit, which decision was unanimously affirmed on June 14, 2011 by the 12th Civil Section of the State Court. CIEN has filed a Regular Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice in Brasilia. At present, the decision of such appeal is pending.

7.-    In December 2001, the article of the Brazilian Federal Constitution used by Ampla to claim an exemption from the COFINS tax (Contribuicao para o Financiamento da Seguridade Social) was amended. Ampla only started to pay the COFINS tax beginning in April 2002 because it believed that the changes in law are effective 90 days after they are published. However, the Federal Revenue (Receita Federal) argued that this constitutional norm applies only to amendments at the level of statutes, but not to those made to the Federal Constitution itself, which would apply immediately. Also, the Federal Revenue claims that, due to the change in tax treatment made by Ampla (switching from a collected revenue basis to an accrued revenue basis), Ampla’s COFINS tax amount payable increased in the first half of 2002. This decision was rendered in July 2003. The first instance administrative decision was adverse to Ampla, which filed an appeal in October 2003. In November 2007, the appeal was decided at the administrative appeals level, partially in

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

favor of the Federal Revenue in relation to the effective date of the Constitutional amendment, and in part in favor of Ampla as regards the change in tax treatment from a collected revenue basis to an accrued revenue basis. In April 2008, the Federal Revenue appealed this decision with the Superior Chamber of Tax Appeals (Camara Superior de Recursos). In October 2008, Ampla filed its answer to this appeal and also filed its own appeal with the Superior Chamber of Tax Appeals with the regards to the part of the decision that did not favor Ampla. In May 2009, the Federal Revenue applied interest on the fine imposed, calculated by applying the SELIC rate (Special Settlement and Custody System: restatement index determined by the federal government based on the benchmark interest rate of the Central Bank of Brazil), beginning with the month following receipt of the Infraction Notice (Auto de Infracao). Since the Infraction Notice was received in July 2003, the SELIC rate corresponds to interest accrued since August 2003, yielding a 101.21% rate. In August 2009, Ampla was notified that the appeal filed by Ampla had been dismissed. Ampla filed an appeal from this decision with the President of the Superior Chamber of Tax Appeals, which sought to have the previous appeal instituted. In May 2010, Ampla was notified that the latter appeal had been denied. In July 2010, Ampla received a demand for production of evidence, requesting that it submit the amounts that represent its financial income. On July 26, 2010, Ampla filed a reply to the demand for production of evidence. The resolution on the appeal filed by the Federal Revenue is pending. Also pending is the appeal filed by Ampla with the President of the Superior Chamber of Tax Appeals. The amount of the COFINS tax is approximately US$87.22 million.

8.-    In order to fund its investment in Coelce in 1998, Ampla issued US$350 million principal amount of floating rate notes maturing in 2008, which were underwritten by Cerj Overseas (a foreign subsidiary of Ampla). The bonds were exempt from withholding tax (15% or 25%) on interest payments made abroad, provided that, among other things, no prepayments are made before the average 96-month amortization period. To purchase the bonds, Cerj Overseas obtained 6-month financing outside Brazil. At the end of such period in October 1998, Cerj Overseas encountered problems in accessing other sources of financing and was forced to refinance with Ampla, which loaned the funds in Reais. The Federal Revenue argued that the withholding tax exemption applicable to the bonds was lost in October 1998 because the loans made in Reais by Ampla to Cerj Overseas were allegedly equivalent to a prepayment of the debt before the average 96-month amortization period. Ampla received the Infraction Notice (Auto de Infracao) from the Federal Revenue in respect of such tax liability in July 2005. In August 2005 Ampla filed an appeal with the first instance administrative court, which appeal was dismissed. In April 2006, an appeal was filed with the Taxpayers Council (Conselho de Contribuintes), which was decided entirely in favor of Ampla in December 2007. In January 2010, Ampla was notified with this favorable decision by the Taxpayers Council, as well as with the Regular Appeal (Recurso Especial) filed by the Federal Revenue with the Superior Chamber of Tax Appeals (Camara Superior de Recursos). In February 2010, Ampla presented its counterarguments against the Regular Appeal filed by the Federal Revenue, which is now pending resolution. The amount of this lawsuit is of US$397.99 million.

9.-    In 2002, the State of Rio de Janeiro issued a decree establishing that the ICMS (Imposto sobre operações relativas a circulação de mercadorias e sobre prestações de serviços de transporte interestadual, intermunicipal e de comunicação) should be calculated and paid on the 10th, 20th and 30th days of the same month of the accrual. Ampla continued paying ICMS in accordance with the previous system (on the 5th day of the month following its accrual). Notwithstanding the existence of an informal agreement with the State of Rio de Janeiro, and two amnesty laws, in September 2005 the State of Rio de Janeiro issued a resolution against Ampla to collect the fine on late payments, and such resolution was appealed by Ampla that same year. In February 2007, Ampla was notified of the first instance trial level administrative decision, which confirmed the resolution issued by the State of Rio de Janeiro. In March 2007, Ampla filed an appeal with the Taxpayers Council (Conselho de Contribuintes) of the State of Rio de Janeiro. Ampla obtained an injunction (liminar) in its favor, allowing it to file this appeal without posting a bond to guarantee 30% of the value of the adjusted amount of the fine. On August 26, 2010, Ampla received an adverse decision from the Taxpayers Council of the State of Rio de Janeiro. The Taxpayers Council, in a manner considered unlawful, ruled that Ampla’s administrative remedy had been decided against the Taxpayers Council. Thereafter, on September 1, 2010, Ampla filed an appeal with the En Banc Council (a special body within the Taxpayers Council) to review the decision of the Taxpayers Council. In May 9, 2012 the appeal filed by Ampla was denied, which

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

was the end of the administrative legal path. On August 29, 2012, before the judicial trial started, Ampla requested a review of the decision by the administrative authorities based on the amnesty law. The request was filed before the competent entity of the State Public Treasury and before the Governor of Rio de Janeiro. A decision on the request filed is pending. Notwithstanding the above, Ampla will continue to be prepared to appeal before the courts, with a possible probability of success, which means that Ampla will have to provide a guarantee for the tax liability with a 40% increase. The amount of the lawsuit is US$101.99 million.

10.-  In late 2002, Enersis’s Brazilian generation subsidiary CGTF filed a petition against the Federal Revenue seeking an acknowledgment that the assets imported for the turbo-generator units should be classified under “Other Generators” in order to be eligible for a 0% Import Tax (Imposto de Importacao, or II) and for Industrial Products Tax (Imposto sobre Produtos Industrializados, or IPI). The Federal Revenue argued that the imported assets do not qualify as generators. CGTF obtained an interlocutory resolution in its favor allowing it to clear the goods through customs with a 0% duty after depositing a bond with the court. In September 2008, the first instance trial court decided the matter entirely in CGTF’s favor. This ruling acknowledged the generator classification sought by CGTF, and determined that the judicial bond had to remain deposited to secure the outcome of the case. In February 2009, the Federal Revenue filed an appeal with the Regional Federal Court (Tribunal Regional Federal), the second judicial instance of the northeast region. In May 2010, the Regional Federal Court ruled in favor of CGTF, fully upholding the first instance trial court’s decision in favor of CGTF and dismissing the Federal Revenue’s appeal. The appellate court’s decision, which classified CGTF’s equipment as generators for tax purposes, was rendered final because the Federal Revenue did not appeal to the higher courts (admitting that the substantive issue was basically evidential and that no appeal was warranted). In September 2009, CGTF received a final judgment in its favor that allowed its assets to be levied a 0% tax and be cleared through customs after posting a bond with the court. In October 2009, a second instance appellate decision was published, which confirmed the first instance trial court decision in favor of CGTF. In November 2009, the Federal Revenue filed an Appeal to Request Clarification of the Decision (Embargos de Declaração) against the appellate decision. In December 2009, the Appeal to Request Clarification of the Decision filed by the Federal Revenue was decided in favor of CGTF. In March 2010, the Federal Revenue filed a Regular Appeal (Recurso Especial) with the Superior Court of Justice in Brasilia. In June 2011, a ruling was issued that qualified the Regular Appeal filed by the Federal Revenue. In August 2011, the Federal Revenue was notified that its Regular Appeal had been denied, and the Federal Revenue appealed this decision. In September 2011, CGTF responded to this appellate petition, which is still pending. The amount involved is US$37.91 million.

11.-  In 2005, three lawsuits were filed against Endesa Chile, the Chilean Tax Authority and the Chilean General Water Affairs Bureau (the “DGA”), currently being treated as a single proceeding, requesting that DGA Resolution 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric station project, be declared null as a matter of public policy. Alternatively, damages were sought for the detriment allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirehueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. A petition to have the injunction lifted was denied, and an appeal of this decision was also ultimately denied. A petition was then filed to have the injunction replaced by a nominal bond by Endesa Chile’s subsidiary, Emgesa S.A. E.S.P., which petition was also denied. Endesa Chile appealed this decision and the appeal is currently under review. The regular discovery period has ended and some evidence disclosure, expert reports, physical inspections and several petitions for reconsideration are currently pending resolution by the court. Testimonies have also been provided.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

12.-  Five legal proceedings were initiated in 2008, 2009 and 2011 against Pangue S.A., a subsidiary of Endesa Chile, where the plaintiffs sought damages that they allege were due to flooding caused by the operations of the Pangue hydroelectric station, in particular related to spills caused in July 2006. Pangue S.A. has responded to such lawsuits arguing that its operation of the power station was in accordance with existing regulations and that it acted with due diligence and care. Consequently, Pangue S.A. argues that there is no causal link between the floods and the spills caused by the station during the period in question. These proceedings are being reviewed in several courts. The amounts claimed in these five cases are equal to $17,718,704,000 (approximately US$37.4 million). In two of these cases, the court has already ruled in favor of Pangue S.A., and the plaintiffs filed appeals on May 26, 2011 and on April 11, 2012, which were rejected and the sentence appealed was confirmed. In reference to the remaining cases, on June 27, 2012, there was a first instance sentence filed in one case, which rejects the claim filed in all its parts. The plaintiff has filed a recourse appeal against such sentence, which to date is still pending review by the court. In the other case, the evidence period has ended and the company is awaiting the insurance of a sentence. These proceedings are covered by an insurance policy.

13.-  During 2010, three lawsuits for damages were filed against Endesa Chile by plaintiffs alleging that they were affected by the flooding of the Bio-Bio River in Region VIII. The plaintiffs sued Endesa Chile for losses caused by its deficient operation of the Ralco hydroelectric station during the flood. These three cases were joined, and a first instance ruling has been issued which denies the claim filed in all its parts. The ruling was appealed and such appeal has not yet been reviewed by the court. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric station during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation. The amount involved in the three lawsuits totals Ch$14,610,042,700 (approximately US$30.8 million). Enersis Chile’s liabilities with respect to these proceedings are covered by an insurance policy.

14.-  In July and September of 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada filed separate lawsuits against Endesa Chile and the DGA, seeking to declare the administrative resolution that granted Endesa Chile’s water rights for the Neltume hydroelectric station and the administrative resolution that authorized the relocation of the collection point of such rights null as a matter of public policy. The plaintiffs demanded payment for their water rights located in the area of influence of the hydraulic works for the future Neltume station. Endesa Chile has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the station in order to obtain monetary compensation. As to the procedural status of the two lawsuits filed by Ingeniería y Construcción Madrid S.A., the discussion stage has expired. In one of the lawsuits (Case No. 7036-2010), the pleas for reconsideration filed in opposition to the discovery writ were decided on October 5, 2011, which started the discovery stage, which has already ended with the testimony of the parties in response to request by one of the parties related to discovery, still pending. Regarding the other lawsuit (Case No. 6705-2010), on March 12, 2012 a ruling was issued that declared the proceeding as abandoned.

Regarding the lawsuits of Transportes Silva y Silva Limitada, it was requested that the proceedings be declared as abandoned. The request was granted in one of the lawsuits (Case No. 16025-2012), declaring the proceeding as abandoned and in the other lawsuit, it was denied, and an appeal was filed against the ruling, which has not been heard to date. All these claims are for an undetermined amount.

15.-  In 2001, a lawsuit was filed against Enersis Chile’s Colombian generation subsidiary Emgesa S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P. (“EEB”) and Corporación Autónoma Regional de Cundinamarca (“CAR”), by the inhabitants of Sibaté, Department of Cundinamarca. The lawsuit seeks to make the defendants jointly and severally liable for the damages arising from the pollution of the El Muñá reservoir, as a result of Emgesa’s pumping of polluted waters from the Bogotá River. Emgesa has challenged these allegations, establishing that it is not liable for these damages, arguing, among other things, that it receives already polluted water, among other arguments. The plaintiffs’ initial demand was for $3,000,000,000 in thousands of Colombian pesos (approximately US$1,666,185 million). Emgesa petitioned

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

for the joinder of approximately 60 public and private entities that also discharge their effluents into the Bogotá River or that otherwise have responsibility for the environmental management of the river, which is why the lawsuit was sent on to the State Council (Consejo de Estado), with remedies pending by these entities before this regulatory body. On June 29, 2010, the parties were notified of a motion filed by the attorney for the plaintiffs, whereby the plaintiffs sought to declare the acts of the Administrative Court of Cundinamarca since August 1, 2006 null, claiming that from that date such court lost the authority to hear the current process, since the Administrative Circuit Courts started to be in force, which were the competent courts to hear the class actions and popular legal suits in conformance with Law 472, dated 1998. Emgesa gave its timely opinion regarding the matter, claiming that such annulment request would be irrelevant and unlawful. The Third Section of the State Council has affirmed the ruling of the Court that denied Emgesa’s impleader petition and joined various legal entities as defendants, including: Hospital Juan F. Copras, Refisal S.A., Tinzuque S.A., Emocables S.A., Cristalería Peldar S.A., Líquido Carbónico Colombiano S.A., Icollantas S.A. and Agrinal S.A. Also, the annulment request filed by the plaintiffs was denied, although the State Council required the Administrative Court for Adversary Proceedings (Tribunal Contencioso Administrativo) to pass the case to the Administrative Courts of the Bogotá Circuit (Juzgados Administrativos del Circuito de Bogotá) for its review. In June 2011, the Administrative Court for Adversary Proceedings issued a writ ruling that the lawsuit was passed to the Fifth Administrative Court of Bogotá (Juzgado Quinto Administrativo de Bogotá), which then in turn sent it to the State Council to resolve on appeal the writ of admission requested by Alpina. The State Council then resolved the appeal keeping the tie of Alpina to this case and the proceeding is pending before the Fifth Administrative Court of Bogotá to continue its course.

16.-  The Peruvian tax authority, SUNAT (Superintendencia Nacional de Aduanas y de Administración Tributaria), through Tax and Fine Resolutions (Resoluciones de Impuestos y Multas) issued in 2001, questioned Edegel’s method used in accounting for depreciation of Edegel’s revalued assets. In January 2002, Edegel filed a petition (recurso de reclamacion) against these resolutions, which SUNAT dismissed as groundless. Edegel filed an appeal with the Tax Court (Tribunal Fiscal), which ruled in its favor in 2004, upholding (i) its right to depreciate the greater value obtained from revaluating the assets, based on the fact that Edegel had a statutory stability agreement (convenio de estabilidad jurídica), and (ii) the inapplicability of Rule VIII of the Tax Code, since there was no fraud involved. Also, the resolution provided that SUNAT had to verify that the revaluation of assets was not done at more than fair market value. From that date, Edegel has received several notifications from SUNAT requesting a determination of the revaluation surplus and the tax payable. In January 2006, a complaint was filed, followed by an appeal filed in 2008 against the resolution of SUNAT’s claim before the Tax Court. In February 2012, the Tax Court ruled in a last administrative instance on the Edegel litigation for income taxes for the 1999 accounting period regarding the voluntary reevaluation of assets (i) in favor of Edegel with respect to Central Huinco (Huinco Power Plant) (civil works) and the Central Matucana (Matucana Power Plant) (civil works, equipment and machinery and other assets) and (ii) against Edegel with respect to the other power plants (Santa Rosa, Callahuanca, Moyopampa and Huampaní), providing that the SUNAT “will proceed to the debt recalculation”.

In May 2012, Edegel filed a Contentious Administrative Claim (Demanda Contencioso Administrativa, or DCA,) against the ruling of the Tax Court. In June 2012, Edegel filed before the SUNAT a writ for the recalculation of the debt ordered by the Tax Court and that pertains to resettlement by the SUNAT. On June 19, 2012, Edegel received the Resolution of Intendancy No. 0150150001103, which established the recalculation made by the SUNAT regarding the tax debt. In June 26, 2012, Edegel made a partial payment of the updated debt to such date, other than the part referring to the Workers’ Profit Sharing. The payment was made based on the criteria taken by the Tax Court in its ruling. Such payment has not meant the discontinuance of any of Edegel’s claims (i.e., the litigation is still in force). In July 2012, Edegel received a Resolution of the Intendancy of the SUNAT that disregards the recalculation. Edegel filed a partial recourse appeal against the SUNAT resolution. The appeal was taken before the Tax Court for its resolution. In August 2012, the Judge admitted the DCA for processing and ordered its transfer so that the Tax Court and SUNAT can resolve the DCA.

In summary, the status of the litigation is as follows: Regarding the 1999 accounting period, a ruling was issued which was partially favorable to Edegel providing that the SUNAT must perform the debt recalculation.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

In the Tax Court, the resolution of the appeal against the Resolution of the Intendancy of the SUNAT, which recalculated the debt, is still pending. In the Judicial Branch (Poder Judicial), the DCA has been admitted for processing and the transfer is still pending resolution by the Tax Court and the SUNAT. Regarding the 2000 and 2001 accounting periods, verbal reports and written allegations were filed and the decision of the Tax Court is still pending. The sum of the amounts at issue is approximately US$27.54 million.

17.-    In 2004, 2005 and 2006, Peru’s tax authority, SUNAT, notified Edelnor of several Assessment and Fine Resolutions whereby SUNAT objected to the Income Tax and General Sales Tax paid from 2000 to 2003. With regards to Income Tax, SUNAT objected to the tax loss declared, during such period. Edelnor accepted these objections in part and questioned some of them. In relation to General Sales Tax, the objections were substantially less. Edelnor filed an appeal against these resolutions with SUNAT. In February 2009, Edelnor was notified of administrative trial-level resolutions issued by SUNAT, which in part upheld the company’s appeal with SUNAT. In May 2009, an appeal was filed against these resolutions with the Tax Court, and such appeal is currently pending. The amount of this claim is of US$57.04 million.

18 -    On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along Pirehueico Lake seeking to declare null DGA Resolution 732, which authorized the relocation of water catchment rights for the Neltume station from the Pirehueico Lake drain to 900 meters downstream along the Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution 732, which approved the transfer of the catchment. The plaintiffs also seek to have the recordation of said instrument struck from the waters registry, if entered, and to require the Chilean Treasury, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA resolution, seeking to reserve their right to indicate the type and amount of damages in subsequent legal proceedings. The claim is for an undetermined amount since the plaintiffs have requested that damages be determined in another suit, once the DGA’s administrative resolution is declared null and void. The discussion period is over and the discovery writ has been issued, which has been served on the plaintiffs and Endesa Chile, both of whom filed motions seeking the annulment or modification of the writ which were both rejected. To date, service of the discovery writ on the Chilean Treasury is pending, and the discovery stage has not yet started.

19.-    In 1996, 45 workers filed a suit requesting reinstatement to their employment positions with Enersis’s Brazilian distribution company, Ampla. Ampla obtained a favorable ruling in 2003. The Higher Labor Court of Law (Tribunal Superior de Trabalho) acknowledged that the early retirement terminated the work contracts. Based on some judicial decisions that recognized that upholding these voluntary early retirement programs did not terminate the work contracts, the workers filed a “rescissory claim” before the Higher Labor Court of Law grounded on the judicial decisions described above. Ampla, in the course of this proceeding, is attempting to uphold the unconstitutionality of the legislative resolution of the Energy Secretary of the State of Río de Janeiro and the consequent non-existence of the stability right, regardless of whether the voluntary early retirement cancels the work contract or not. The amount of this trial is of approximately US$54.09 million.

The management of Enersis S.A. considers that the provisions registered in the Consolidated Financial Statements adequately cover the risks resulting from litigation described in this Note, which is why it does not consider that there are additional liabilities than those specified herein.

Given the characteristics of the risks covered by these provisions, it is impossible to determine a reasonable schedule of payment dates, in case there are any.

34.4    Financial Covenants.

Various of the company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial ratios, normal in contracts of this nature. There are also covenants and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

1-. Cross default

Some of the financial debt contracts of Enersis S.A. and of Endesa Chile contain cross default clauses. In the case of Enersis S.A., the syndicated loan under New York law signed in December 2009, and which matures in December 2012, states that a cross default occurs when there is an overdue payment, of interest or principal, of Enersis S.A., Chilectra or Endesa Chile. This syndicated loan has not been drawn to date. The syndicated loan of Endesa Chile under New York law signed in 2008 and which expires in 2014, with an amount disbursed of US$ 200 million at the present time, makes no reference to its subsidiaries, so a cross default can only arise with respect to another own debt. In order to accelerate payment of the debt of one or more of these loans due to cross default with respect to another debt, the amount overdue of a debt must exceed US$ 50 million, or the equivalent in other currencies, and other additional conditions should be met including the expiry of grace periods (if any) and formal notification of the intention to accelerate the debt by creditors representing over 50% of the amount due under the agreement. Lastly, in December 2009, both Enersis S.A. and Endesa Chile signed loan agreements under Chilean law that state that cross default is triggered only by the default of the debtor. In these loans, the amount overdue must also exceed US$ 50 million or the equivalent in other currencies. These loans have never been drawn and they expire in December 2012.

Regarding the bond issues of Enersis S.A. and Endesa Chile registered with the United States Securities and Exchange Commission (“SEC”), commonly called “Yankee Bonds”, a cross default can be triggered by another debt of the same company or of any of their Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee Bonds of Enersis S.A. and Endesa Chile. The last Yankee Bond of Enersis S.A. matures in December 2026 and that of Endesa Chile in February 2097.

The domestic bonds of Enersis S.A. and Endesa Chile state that cross default can be triggered only by the default of the issuer, and debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series.

2-. Financial Covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the financial covenants of the Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The Series B2 domestic bonds of Enersis S.A. include the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

- Equity: A minimum Equity should be maintained of ThCh$590,322,177 a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the dominant company and Minority participations. As of September 30, 2012, the equity of Enersis S.A. was ThCh$ 6,708,621,133.

- Debt Ratio: A debt ratio, being Total liabilities to Equity, should be no more than 2.24:1. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the dominant company and Minority participations. As of September 30, 2012, the ratio of total liabilities to equity of Enersis S.A. was 0.90:1.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

- Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities should be at least 1:1. Total Unsecured or free assets is the difference between Total unsecured or free assets and Total secured assets. Total unsecured or free assets consists of Total assets less the sum of Cash, Bank balances, Accounts receivable from related entities, current, Payments made in advance, current, Accounts receivable from related entities, non-current and Identifiable intangible assets, gross, while Total secured assets relates to assets pledged in guarantee. On the other hand, Unsecured total liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of September 30, 2012, this ratio was 1.81:1.

In addition, the rest of the debt of Enersis S.A. includes other covenants with debt, leverage, and debt coverage ratios (debt/EBITDA ratio), while the Yankee Bonds are not subject to any financial covenants.

As of September 30, 2012, the most restrictive financial covenant of Enersis S.A. was the debt/EBITDA ratio with respect to the syndicated loan under New York law which expires in December 2012 and which has never been drawn.

The domestic bonds of Endesa Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

- Consolidated Debt Ratio: A consolidated debt ratio, being Financial debt to Capitalization, should be no more than 0.64:1. Financial debt is the sum of Interest-bearing loans, current, Interest-bearing loans, non-current, Other financial liabilities, current, Other financial liabilities, non-current and Other obligations guaranteed by the issuer or its subsidiaries, while Capitalization is the sum of Financial liabilities, Equity attributable to the dominant company and Minority participations. As of September 30, 2012, the debt ratio was 0.37:1.

- Equity: A minimum Equity should be maintained of Ch$ 755,796 million, which limit is adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the dominant company and Minority participations. As of September 30, 2012, the equity of Endesa Chile was Ch$ 2,478,882 million.

- Financial Expense Coverage: A financial expense coverage ratio should be maintained of at least 1.85:1. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associate companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters months ending on the quarter being reported. As of September 30, 2012, this ratio was 6.71:1.

- Net Asset Position with Related Companies: A Net asset position should be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation. As of September 30, 2012, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$ 433.9 million.

Series M

- Consolidated Debt Ratio: A consolidated debt ratio, being Financial debt to Capitalization, should be no more than 0.64:1. Financial debt is the sum of Interest-bearing loans, current, Interest-bearing loans, non-current,

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Other financial liabilities, current, Other financial liabilities, non-current, while Capitalization is the sum of Financial liabilities, Equity attributable to the dominant company and Minority participations. As of September 30, 2012, the debt ratio was 0.35:1.

- Equity: As for Series H.

- Financial Expense Coverage Ratio: As for Series H.

The rest of the debt of Endesa Chile includes other covenants like leverage and debt coverage ratios (debt/EBITDA ratio), while the Yankee Bonds are not subject to financial covenants.

In the case of Endesa Chile, the most restrictive financial covenant as of September 30, 2012 was the debt ratio, with respect to the syndicated loan under New York law which expires in June 2014.

In Peru, the debt of Edelnor only has one covenant, a debt ratio with respect to the domestic bonds which mature in May 2032 and a loan from Banco de Crédito which matures in September 2018. On the other hand, the debt of Edegel includes the following covenants: debt, leverage, interest coverage, equity to debt and debt to equity and debt coverage (debt/EBITDA) ratios. As of September 30, 2012, the most restrictive financial covenant of Edegel was the debt ratio, corresponding to the 2nd domestic bonds program which matures in January 2014.

In Brazil, the debt of CIEN includes Net adjusted debt to EBITDA and to Own funds plus minorities covenants. As of September 30, 2012, the most restrictive financial covenant of CIEN was the debt /EBITDA ratio, corresponding to bank loans that mature in December 2012. This covenant is calculated on the consolidated financial statements of the guarantor, Endesa Brasil. The debt of Coelce includes compliance with the following covenants: interest coverage (EBITDA/financial expenses), debt repayment coverage (debt/EBITDA) and debt ratios. As of September 30, 2012, the most restrictive financial covenant of Coelce was the debt/EBITDA ratio, corresponding to the 2nd and 3rd domestic bond issues, whose final maturity is October 2018. Lastly, the debt of Ampla includes the following covenants: debt payment coverage, interest coverage and short-term debt (short-term debt to EBITDA) ratios. As of September 30, 2012, the most restrictive financial covenant of Ampla was the debt payment coverage ratio, corresponding to the 5th, 6th and 7th domestic bond issues, whose final maturity is June 2019.

In Argentina, Endesa Costanera has just one covenant which is the maximum debt, corresponding to a loan from Credit Suisse International which matures in March 2013. The debt of El Chocón includes covenants of maximum debt, equity, interest coverage, debt payment coverage (debt/EBITDA) and leverage ratios. In the case of El Chocón, as of September 30, 2012, the most restrictive financial covenant was the interest coverage ratio, corresponding to loans from Deutsche Bank, Standard Bank and Itaú which mature in February 2015.

In Colombia, the debts of Codensa and Emgesa are not subject to compliance with financial covenants, a situation that also applies to the debt of the rest of the companies not mentioned in this Note.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, like a cure period.

As of September 30, 2012 and December 31, 2011, neither Enersis S.A. nor Endesa Chile, nor any of their subsidiaries are in default under their financial obligations summarized here or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the sole exception of Endesa Costanera, our Argentine generation subsidiary, which has still not repaid the installment of US$ 17.6 million due under a supplier credit with Mitsubishi Corporation which was due on March 31, 2012, for which no waiver has been received. The grace period established was 180 days and expired on September 26, 2012. Endesa Costanera has not repaid the second installment of US$ 17 million that matured at the end of September 2012. Under the contract terms, and as the grace period of 180 days has expired, should Mitsubishi Corporation wish to accelerate the amount outstanding of this loan, it would have to notify formally

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

ten days in advance. To date, Endesa Costanera has not received such notification from Mitsubishi Corporation and negotiations are currently proceeding to restructure the unpaid installments. Should Mitsubishi Corporation send a formal communication of debt acceleration, total loans of US$ 141 million would be payable. None of this represents a cross-default risk or other default for Enersis S.A. or Endesa Chile.

34.5    Other information.

- Our Argentine subsidiary Endesa Costanera shows a working capital deficit, pressed by the difficulties it is facing in obtaining tariff adjustments to cover the real costs of generation, leading to problems in its short-term financial equilibrium. Endesa Costanera expects to correct the present situation depending on a favorable resolution of requests made to the Argentine government. This equity risk that this company represents for the Enersis S.A. is not significant.

- On July 12, 2012, the Argentine electricity regulatory authority (Ente Nacional Regulador de la Electricidad de la República Argentina (ENRE)), by its Resolution 183/2012, informed Edesur of the appointment of a “Veedor” (a kind of inspector) for an extendable term of 45 days in order to control and verify all normal administrative actions linked to the normal provision of the electricity distribution service public utility by Edesur. On September 13, 2012 the ENRE, by Resolution 246/2012, stated that the “veedor” will be maintained for another extendable period of 45 days. The appointment of the “veedor” does not imply the loss of control by Enersis of Edesur. Edesur considers that this appointment and its justification are inappropriate and therefore, on July 20 and September 20, it brought proceedings against the ENRE.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

35.	PERSONNEL FIGURES

Enersis personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of September 30, 2012 and December 31, 2011:

Country	9-30-2012
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period
Chile	89	2,071	317	2,477	2,435
Argentina	42	2,422	912	3,376	3,348
Brazil	37	2,426	270	2,733	2,760
Peru	19	677	164	860	834
Colombia	27	1,566	54	1,647	1,629
Total	214	9,162	1,717	11,093	11,006

Country	12-31-2011
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period (*)
Chile	94	1,963	340	2,397	2,522
Argentina	43	2,401	883	3,327	3,242
Brazil	40	2,414	310	2,764	2,780
Peru	20	624	153	797	854
Colombia	27	1,517	55	1,599	1,641
Total	224	8,919	1,741	10,884	11,039

(*) Includes average staff at Cam and Synapsis up to the time they were sold. See Note 2.4.1 and Note 11.

36.	SANCTIONS

The following companies belonging to the Group have received sanctions from the administrative authorities:

1.- Endesa Chile

- During the 2011 fiscal year, the company was fined ThCh$638,504 by the Electricity and Fuels Superintendency (Superintendencia de Electricidad y Combustibles, SEC) for the blackout on March 14, 2010. The management has filed a grievance appealing the measure.

2.- Pehuenche

- On October 6, 2011, the Securities and Insurance Superintendency (Superintendencia de Valores y Seguros, SVS) issued Exempt Resolution No. 545 and applied a sanction fining the Directors of Pehuenche who participated in the approval of the Energy and Capacity agreement signed between the Company and its parent company, Empresa Nacional de Electricidad S.A. (Endesa), on November 19, 2007.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

The following fines were applied:

a) The Directors who were not members of the Directors’ Committee were fined for not having verified, according to the SVS resolution, that the Energy and Capacity sales agreement signed between Empresa Eléctrica Pehuenche S.A. and its parent company Endesa on November 19, 2007 was entered into under equitable conditions normally prevailing in the market, and for having approved the Minutes of the Board meeting stating that Directors’ Committee Report had been read when only the Minutes of the Directors’ Committee meeting had actually been read. The Directors were fined 300 UF each.

b) The Directors who are members of the Directors’ Committee were only fined for not having issued, according to the SVS, the Report referred to in the regulation. They were each fined 400 UF.

The Directors filed a grievance with the competent civil court after paying 25% of the total fine to the General Treasury of the Republic. As a consequence, the fines and their grounds are being questioned before the ordinary courts of law, which, in a summary proceeding, are studying the Directors’ claim requesting their acquittal.

On August 22, 2012, the first party, Endesa, and the second party, Inversiones Tricahue and other minority shareholders, entered into a transactional agreement in which the minority shareholders desisted from all arbitration, administrative, and criminal actions against Endesa, Pehuenche, and the Directors who were in place on November 19, 2007. In exchange, Endesa agreed to rescind the capacity and energy supply agreement of November 19, 2007 and enter into a new one under the same conditions but with prices at marginal cost; this agreement will be in force as of the date it is signed until December 31, 2021. Both parties also agreed to vote favorably on the rescission and the signing of the new agreement at the Pehuenche Extraordinary Shareholders’ Meeting. Endesa undertook to pay Pehuenche the price difference that arose from the price of the November 19, 2007 agreement, in force from January 1, 2008 to July 31, 2012, and the price difference from that paid from August 1, 2012 until the date the new capacity and energy supply agreement was signed, according to the calculation methods and conditions of the new agreement. On October 4, 2012, the Pehuenche Extraordinary Shareholders’ Meeting unanimously approved the rescission and the signing of a new contract. On October 19, the Pehuenche Board of Directors voted to pay an interim dividend for the amount it will receive from the price differences implemented by Endesa; the dividend will be paid on November 5, 2012. However, the Directors must pay the fine imposed by the SVS. The respective insurance will cover these fines, and we are in the process of declaring and paying these sanctions to the Treasury.

- During the 2011 fiscal year, the company was fined ThCh$286,713 by the Electricity and Fuels Superintendency (SEC) for the blackout on March 14, 2010. The management has filed a grievance appealing the measure.

3.- Chilectra S.A.

For the fiscal year ended September 30, 2012, Chilectra S.A. received 18 fines totaling ThCh$986,559 from the Electricity and Fuels Superintendency (SEC) for different reasons in connection with power supply and facilities. Chilectra S.A. was also fined ThCh$3,969 by the Regional Health Ministry Office of the Metropolitan Region for failure to comply with regulations on the storage of materials. During the 2011 fiscal year, the Company was fined ThCh$29,529 for technical failures related to power supply. The management has filed the corresponding appeals or grievances for each sanction.

4.- Edelnor S.A.

For the period ended September 30, 2012, Edelnor S.A. was fined $17,568,800 Peruvian Sols (ThCh$3,203,692) for allegedly failing to pay a portion of its income tax for the 2007 fiscal year. The company has filed the respective appeal.

Also, during the first half of 2012, the Agency for the Supervision of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería, OSINERG) issued 16 fines to Edelnor S.A. totaling $417,000 Peruvian Sols (ThCh$76,044) for failure to comply with technical and commercial quality regulations; it received 47 fines totaling $717,000 (ThCh$138,081) in 2011.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

5.- Edesur S.A.

For the period ended September 30, 2012, Edesur S.A. received 799 fines from the Energy Regulatory Body (Ente Regulador de Energía, ENRE) totaling ThCh$370,877 (Th$13,591 Argentine pesos) for failure to comply with technical and commercial quality regulations. During the 2011 fiscal year, the Company received 182 fines for the same reasons totaling ThCh$10,075,970 (Th$83,526 Argentine pesos).

6.- Hidroeléctrica El Chocón S.A.

For the period ended September 30, 2012, Hidroeléctrica El Chocón was fined ThCh$309,559 (Th$3,069 Argentine pesos) by the Jurisdictional Authority of the Limay, Neuquén, and Negro River Basins (Autoridad Jurisdiccional de las Cuencas de los Ríos Limay, Neuquén Negro, AIC) for failure to comply with water extraction from its basins. The company has presented the respective grievance.

7.- Endesa Costanera S.A.

During the 2011 fiscal year, the company received two fines totaling ThCh$2,422 (Th$24 Argentine pesos) from the Energy Regulatory Body (ENRE). The company has filed the respective grievance.

8.- Ampla Energía S.A.

For the period ended September 30, 2012, the company received one fine for ThCh$541,991 (Th$2,863 Brazilian Reals) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica, ANEEL) for power consumption metering. In 2011, it received three fines totaling ThCh$1,959,386 (Th$7,079 Brazilian Reals) for violation of telemarketing and energy sale tariff indicators. As of September 30, 2012, Ampla had also been fined ThCh$1,744,732 (Th$7,478 Brazilian Reals) by the Federal Revenue Office (Secretaria de Receita Federal) for failure to meet tax obligations. The company has filed the respective grievance.

9.- Coelce

For the period ended September 30, 2012, the company received two fines totaling ThCh$160,754 (Th$689 Brazilian Reals) from the National Electrical Energy Agency (ANEEL) for failure to comply with technical regulations. During the 2011 fiscal year, the company received three fines totaling ThCh$386,674 (Th$1,397 Brazilian Reals) from the National Electrical Energy Agency (ANEEL) for the same reason as in 2012.

10.-The company and its Board of Directors have not received other fines from the SVS or from other administrative authorities.

37.	SUBSEQUENT EVENTS

ENERSIS

Capital Increase

The following essential events are reported in accordance with Articles 9 and 10, second section, of Law 18,045 on the Securities Market and the provisions of that Superintendency’s General Regulation 30.

- The company reported on October 24, 2012 that in their extraordinary meeting, held on October 24, 2012, the Enersis S.A. Directors’ Committee officially received the report on the Enersis S.A. capital increase that is in process from the company Claro y Asociados, independent appraisers designated by the Committee on September 7, 2012.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

We also reported that the Enersis S.A. Board of Directors, in an extraordinary meeting, officially received the report on the Enersis S.A. capital increase that is in process from the company IM Trust, independent appraisers designated by the Board on September 5, 2012.

These reports, in accordance with legal requirements, refer to the conditions of the capital increase operation that is underway, its effects and potential impact on Enersis S.A., and other points that the Board, the Directors’ Committee, and the Committee members expressly requested that the companies evaluate.

As of October 24, a copy of those reports are available to the shareholders in the corporate offices located at 76 Santa Rosa, Suite 15, Santiago, Chile (Investment and Risk Department) and on the company’s website, www.enersis.cl.

These reports are in addition to the expert report prepared by Mr. Eduardo Walker Hitschield, which is also available on the website.

- On October 30, 2012, the company reported that the Enersis S.A. Directors’ Committee, in an extraordinary meeting held on the afternoon of October 29, 2012, officially issued its report on the Enersis S.A. capital increase that is in process, in accordance with Article 50 bis of the Law on Corporations.

As of that date, a copy of the report is available to the shareholders at the corporate offices located at 76 Santa Rosa, Suite 15, Santiago, Chile (Investment and Risk Department) and on the company’s website, www.enersis.cl.

- On October 31, 2012, the company reported that all of the Enersis S.A. Directors, individually and within the time-frames established by the Law on Corporations, have respectively issued their individual opinions on the Enersis S.A. capital increase that is in process, as provided for under numbers 5 and 6 of Article 147 of the Law on Corporations.

As of this date, a copy of those opinions will be available to the shareholders at the corporate offices located at 76 Santa Rosa, Suite 15, Santiago, Chile (Investment and Risk Department) and on the company’s website, www.enersis.cl.

- On October 31, 2012, the company reported that Enersis S.A. had been notified by Endesa S.A. (Endesa España or Endesa) on October 30, 2012, of a conditionality proposal regarding the Enersis capital increase that is in process.

In that notification, Endesa officially requested that it be proposed at the Enersis S.A. extraordinary shareholders’ meeting that will deal with the capital increase that the subscription and payment of the shares issued be subject to fulfillment of a condition precedent. This condition is that that the interested parties must subscribe and pay, either in the preferred subscription period or in other offering period(s), at least enough shares for Endesa to be able to subscribe at least all of the shares it is allowed by proration without exceeding the 65% limit of voting share concentration allowed by law and the bylaws. In the event that the sum total of shares subscribed and paid results in Endesa’s exceeding that limit, the condition will be automatically understood as having failed, the share subscription agreements will have no legal legitimacy, and the amounts paid by the share subscribers will be returned to them.

The Enersis S.A. Board of Directors, in a meeting held on October 31, 2012, declared that Endesa’s proposal is in line with the company’s interests and agreed to adopt, at the next meeting, the measures considered appropriate for safeguarding the equity of Enersis S.A. and of those who take part in the capital increase.

ENDESA CHILE

- On October 16, 2012, Endesa Chile reported to the market through an Essential Event that it proceeded to execute all of the bank performance bonds guaranteeing compliance with proper, timely execution of the works contained in the Bocamina Thermal Plant Extension Project Contract, known as contract ACP-003.06. This is a turnkey project for a coal-fired thermal generation plant (the “Agreement”) signed on July 25, 2007 by Empresa Nacional de Electricidad S.A. (the “Owner”) and the Consortium formed by (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda.; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor”).

The aforementioned bonds total US$74,795,164.44 and UF796,594.29 (approximately US$38,200,000).

Together with proceeding to collect on the bonds, Endesa Chile has reserved all of the rights conferred upon it under the Agreement and applicable national legislation to demand complete, timely compliance with the obligations agreed to by the Contractor.

In addition, on October 17, 2012 and complementing the information presented in the previous paragraphs, Endesa Chile informed the market through another Essential Event that, also on October 17, it filed an arbitration request with the International Arbitration Chamber of Paris in order to exercise the rights conferred upon it under that instrument.

- On October 10, 2012, the company was fined ThCh$555,221 by the Electricity and Fuels Superintendency (SEC) under Exempt Resolution No. 2004 for the blackout that occurred on September 24, 2001. The management has filed the corresponding grievance.

PEHUENCHE

- On October 5, our subsidiary Empresa Eléctrica Pehuenche S.A. informed the market through an Essential Event that at an Extraordinary Shareholders’ Meeting held on October 4, 2012, the Energy and Capacity supply agreement signed between Endesa Chile and Empresa Eléctrica Pehuenche S.A. on November 19, 2007 was rescinded by a unanimous vote, and the signing of a new supply agreement between the same parties was approved. The new agreement will be in force from the date it is signed until December 31, 2021.

The new agreement approved will have the following characteristics:

—	The Power price will be the marginal cost on the Alto Jahuel 220 kV system.
—	The Capacity price will be that set by the CDEC for capacity transfers between generating companies.
—	The new agreement will go into effect the date it is signed and will be in force until December 31, 2021.
—	The new agreement will be for the same amount of energy and capacity as the agreement that is to be rescinded.

As of September 30, 2012, Enersis’ consolidated financial statements reflect the accounting effects of the rescission of the November 19, 2007 Energy and Capacity supply agreement between Endesa Chile and Empresa Eléctrica Pehuenche S.A. The net effect on Enersis’ results is a loss of ThCh$8,348,460.

- The Empresa Eléctrica Pehuenche S.A. Board of Directors met on October 19 and approved the distribution of an interim dividend of Ch$312.185426 per share for the 2012 fiscal year.

This dividend was to be paid starting on November 5, 2012 to the shareholders registered in the Shareholders’ Registry on the fifth business day prior to the date indicated. The corresponding notification was published on Sunday, October 21 in the Santiago newspaper El Mercurio.

The agreement adopted by the Board was a modification of the dividend policy for 2012, which was approved by the Board in an agreement on April 24, 2012, and it was reported in a timely manner at the company’s Ordinary Shareholders’ Meeting.

- No other subsequent events have occurred between October 1, 2012 and date of issuance of these financial statements that could materially affect the presentation of the financial statements.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

38.	ENVIRONMENT

Environmental expenses as of September 30, 2012 and 2011 are as follows

Company Incurring the Cost	Project	9-30-2012 ThCh$	9-30-2011 ThCh$
Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations	826,869	1,391,315
Gasatacama S.A.	Environmental monitoring (air quality, marine monitoring, etc.)	29,253	48,617
Hidroaysen S.A.	Expenses in education and tourism	667,732	145,593
Pehuenche	Environmental expenses	-	-
Edegel S.A.A.	Environmental monitoring, waste management, mitigation and restoration	319,140	323,192
Codensa	Environmental management of PCB transformers	-	46,696
Codensa	Environmental management of PCB transformers	-	4,362
Chilectra	Weed removal on substation premises, tree pruning at A.T., garden maintenance, oil-contaminated solids	40,978	-
Ampla Energia	Environmental license and environmental management equipment	-	29,078
Edesur S.A.	Final disposal of waste and contaminants	-	19,149
Compañía de Transmisión del Mercosur S.A.	ISO 14,001 audit and ENRE 57/2003 Resolution (Public Safety), environmental monitoring, and environmental standards update	-	10,097
Transportadora de Energía S.A.	ISO 14,001 audit and ENRE 57/2003 Resolution (Public Safety), environmental monitoring, and environmental standards update	-	11,489

Total		1,883,972	2,029,588

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

39.	SUMMARIZED FINANCIAL INFORMATION OF PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

As of September 30, 2012 and 31 December 2011, the summarized financial information of our principal subsidiaries and jointly controlled entities under IFRS is as follows:

	9-30-2012
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	consolidated	176,094,751	1,090,916,092	1,267,010,843	(170,845,982)	(70,939,304)	(241,785,286)	738,042,883	(612,568,317)	125,474,567
Inmobiliaria Manso de Velasco Ltda.	consolidated	32,955,277	36,420,073	69,375,349	(2,827,403)	(654,414)	(3,481,817)	4,377,737	1,500,636	5,878,373
ICT Servicios Informáticos Ltda.	separate	2,669,457	305,000	2,974,457	(1,727,723)	(590,623)	(2,318,346)	3,975,935	(4,334,603)	(358,668)
Inversiones Distrilima S.A.	separate	11,417,063	43,795,024	55,212,087	-	-	-	-	11,493,343	11,493,343
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	separate	69,957,237	431,133,596	501,090,833	(116,309,580)	(191,136,178)	(307,445,758)	281,178,116	(247,924,301)	33,253,815
Empresa Nacional de Electricidad S.A.	separate	570,573,068	3,317,727,467	3,888,300,535	(803,746,943)	(782,184,895)	(1,585,931,838)	870,801,339	(822,474,315)	48,327,024
Endesa Eco S.A.	separate	99,530,252	68,302,835	167,833,087	(147,349,863)	(2,369,855)	(149,719,718)	5,114,972	(10,851,709)	(5,736,738)
Empresa Eléctrica Pehuenche S.A.	separate	214,626,496	228,789,174	443,415,670	(99,877,401)	(44,500,786)	(144,378,187)	293,868,988	(96,421,070)	197,447,917
Compañía Eléctrica San Isidro S.A.	separate	86,614,359	205,102,577	291,716,936	(143,767,581)	(24,469,515)	(168,237,096)	232,113,472	(178,636,557)	53,476,915
Empresa Eléctrica Pangue S.A.	separate	-	-	-	-	-	-	21,743,445	(10,100,577)	11,642,868
Compañía Eléctrica Tarapacá S.A.	separate	21,487,909	79,856,427	101,344,335	(8,076,827)	(6,896,114)	(14,972,941)	29,397,633	(34,594,087)	(5,196,453)
Inversiones Endesa Norte S.A.	separate	-	-	-	-	-	-	563,298	(350,866)	212,432
Inversiones Gasatacama Holding Ltda.	separate	95,640,374	278,164,948	373,805,322	(48,334,840)	(41,051,799)	(89,386,638)	87,357,862	(60,724,809)	26,633,053
Soc. Concesionaria Túnel El Melón S.A.	separate	6,530,197	15,714,753	22,244,950	(3,299,557)	(11,498,659)	(14,798,216)	7,185,286	254,696	7,439,981
Endesa Argentina S.A.	separate	13,754,740	31,621,649	45,376,389	(254,676)	(4,630,480)	(4,885,156)	-	2,740,494	2,740,494
Endesa Costanera S.A.	separate	25,466,294	108,314,321	133,780,615	(174,879,772)	(12,152,167)	(187,031,938)	248,112,547	(285,373,980)	(37,261,433)
Hidroeléctrica El Chocón S.A.	separate	17,522,926	150,622,493	168,145,418	(29,038,236)	(51,860,483)	(80,898,719)	40,384,259	(27,526,176)	12,858,083
Emgesa S.A. E.S.P.	separate	176,310,716	1,449,018,154	1,625,328,870	(189,283,965)	(610,060,922)	(799,344,888)	431,417,895	(283,902,496)	147,515,398
Generandes Perú S.A.	separate	184,137	196,611,570	196,795,707	(2,652)	-	(2,652)	-	13,616,855	13,616,855
Edegel S.A.A.	separate	56,993,256	654,757,025	711,750,281	(50,744,839)	(235,788,100)	(286,532,939)	184,351,533	(154,670,981)	29,680,552
Chinango S.A.C.	separate	14,110,193	104,294,678	118,404,871	(16,458,224)	(39,458,754)	(55,916,978)	23,364,131	(13,942,638)	9,421,492
Centrales Hidroeléctricas de Aysén S.A.	separate	9,185,556	121,494,429	130,679,985	(3,555,676)	(799,016)	(4,354,692)	-	(2,622,123)	(2,622,123)
Endesa Brasil S.A.	separate	212,891,063	897,870,252	1,110,761,315	(11,905,195)	(24,259)	(11,929,455)	-	103,988,922	103,988,922
Central Generadora Termoeléctrica Fortaleza S.A.	separate	78,514,883	133,646,059	212,160,942	(34,314,848)	(30,522,828)	(64,837,676)	97,422,464	(69,096,039)	28,326,425
Centrais Elétricas Cachoeira Dourada S.A.	separate	130,813,864	103,455,009	234,268,873	(14,187,495)	(3,310,277)	(17,497,772)	108,192,259	(34,748,047)	73,444,212
Companhía de Interconexao Energética S.A.	separate	15,799,227	256,776,753	272,575,980	(130,532,155)	(7,538,576)	(138,070,731)	49,485,931	(35,323,971)	14,161,960
Compañía de Transmisión del Mercosur S.A.	separate	16,982,669	3,498,170	20,480,839	(4,082,192)	(14,960,379)	(19,042,570)	1,898,948	(2,586,020)	(687,072)
Compañía Energética Do Ceará S.A.	separate	245,487,722	613,656,888	859,144,610	(216,946,588)	(252,783,599)	(469,730,187)	603,935,326	(537,875,845)	66,059,481
EN-Brasil Comercio e Servicios S.A.	separate	2,919,513	159,550	3,079,063	(1,861,481)	-	(1,861,481)	4,291,337	(3,466,663)	824,674
Ampla Energía E Servicios S.A.	separate	228,674,971	955,970,714	1,184,645,685	(189,291,898)	(557,782,847)	(747,074,746)	797,131,412	(747,965,719)	49,165,694
Ampla Investimentos E Servicios S.A.	separate	12,411,826	83,943,868	96,355,694	(49,378,018)	-	(49,378,018)	-	8,996,261	8,996,261
Compañía Distribuidora y Comercializadora de Energía S.A.	separate	217,026,305	903,467,061	1,120,493,366	(227,948,673)	(342,148,471)	(570,097,144)	615,042,101	(508,936,974)	106,105,126
Inversora Codensa S.A.	separate	896	75	970	(1,224)	-	(1,224)	-	(1,402)	(1,402)
Empresa de Enegría de Cundinamarca S.A.	separate	21,352,377	99,205,932	120,558,309	(25,440,758)	(33,476,752)	(58,917,510)	56,121,177	(50,668,628)	5,452,549
Empresa Distribuidora Sur S.A.	separate	67,534,058	244,443,334	311,977,392	(322,285,256)	(30,311,527)	(352,596,783)	231,612,584	(280,320,657)	(48,708,073)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

	12-31-2011
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	consolidated	193,667,154	1,116,514,950	1,310,182,104	(196,759,945)	(52,473,555)	(249,233,500)	1,035,360,191	(924,569,246)	110,790,945
Synapsis Soluciones y Servicios IT Ltda.	consolidated	-	-	-	-	-	-	6,690,708	(6,561,185)	129,523
Inmobiliaria Manso de Velasco Ltda.	consolidated	30,451,690	36,347,961	66,799,651	(3,801,501)	(675,754)	(4,477,255)	7,741,781	(1,479,399)	6,262,382
Compañía Americana de Multiservicios de Chile S.A.	consolidated	-	-	-	-	-	-	15,582,078	(16,890,062)	(1,307,984)
ICT Servicios Informáticos Ltda.	separate	3,386,984	296,193	3,683,177	(2,119,237)	(557,313)	(2,676,550)	5,897,820	(5,282,766)	615,054
Inversiones Distrilima S.A.	separate	73,612	53,558,686	53,632,298	(8,288)	-	(8,288)	12,106,048	(4,386)	12,101,662
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	separate	73,237,435	434,005,821	507,243,256	(103,696,328)	(210,609,245)	(314,305,573)	311,980,876	(270,687,421)	41,293,455
Empresa Nacional de Electricidad S.A.	separate	723,937,172	3,238,686,083	3,962,623,255	(488,951,209)	(1,087,287,205)	(1,576,238,414)	1,184,084,739	(812,433,884)	371,650,855
Endesa Eco S.A.	separate	5,437,267	135,146,612	140,583,879	(139,297,158)	(8,360,757)	(147,657,915)	14,315,105	(11,047,198)	3,267,907
Empresa Eléctrica Pehuenche S.A.	separate	56,656,641	234,597,856	291,254,497	(77,321,477)	(39,046,758)	(116,368,235)	195,003,413	(78,664,231)	116,339,182
Compañía Eléctrica San Isidro S.A.	separate	68,408,746	77,242,199	145,650,945	(71,972,413)	(9,267,849)	(81,240,262)	243,562,829	(199,292,302)	44,270,527
Empresa Eléctrica Pangue S.A.	separate	34,480,062	131,950,788	166,430,850	(44,091,140)	(13,223,971)	(57,315,111)	119,050,275	(40,689,183)	78,361,092
Compañía Eléctrica Tarapacá S.A.	separate	33,507,950	78,813,461	112,321,411	(15,031,457)	(5,726,043)	(20,757,500)	39,522,009	(38,375,668)	1,146,341
Inversiones Endesa Norte S.A.	separate	41	25,157,716	25,157,757	(3,641,034)	-	(3,641,034)	-	(270,529)	(270,529)
Inversiones Gasatacama Holding Ltda.	separate	93,103,849	314,752,349	407,856,198	(77,452,970)	(45,808,413)	(123,261,383)	260,889,567	(225,125,890)	35,763,678
Soc. Concesionaria Túnel El Melón S.A.	separate	29,481,896	15,071,789	44,553,685	(5,430,649)	(11,437,055)	(16,867,704)	7,687,068	(2,664,769)	5,022,299
Endesa Argentina S.A.	separate	8,573,370	34,592,709	43,166,079	(103,684)	-	(103,684)	-	453,345	453,345
Endesa Costanera S.A.	separate	58,093,676	141,156,445	199,250,121	(160,504,466)	(61,581,301)	(222,085,767)	341,636,333	(364,229,923)	(22,593,590)
Hidroeléctrica El Chocón S.A.	separate	27,754,942	161,753,755	189,508,697	(24,739,392)	(69,116,012)	(93,855,404)	48,326,998	(36,168,754)	12,158,244
Emgesa S.A. E.S.P.	separate	239,044,005	1,393,219,292	1,632,263,297	(220,413,976)	(530,859,723)	(751,273,699)	496,479,981	(368,041,227)	128,438,754
Generandes Perú S.A.	separate	162,255	208,237,040	208,399,295	(9,633)	-	(9,633)	22,317,674	(180,671)	22,137,003
Edegel S.A.A.	separate	70,142,623	709,616,464	779,759,087	(60,257,964)	(275,273,113)	(335,531,077)	214,815,328	(140,762,791)	74,052,537
Chinango S.A.C.	separate	11,140,497	112,163,451	123,303,948	(22,972,028)	(42,065,340)	(65,037,368)	25,943,033	(17,770,892)	8,172,141
Centrales Hidroeléctricas de Aysén S.A.	separate	10,250,367	115,878,802	126,129,169	(7,348,428)	(1,035,256)	(8,383,684)	-	(4,664,851)	(4,664,851)
Endesa Brasil S.A.	separate	144,245,706	1,071,816,109	1,216,061,815	(5,924,851)	(2,225)	(5,927,076)	160,755,284	10,670,289	171,425,573
Central Generadora Termoeléctrica Fortaleza S.A.	separate	85,453,417	162,710,126	248,163,543	(40,948,473)	(38,033,756)	(78,982,229)	127,130,032	(86,764,813)	40,365,219
Centrais Elétricas Cachoeira Dourada S.A.	separate	118,123,679	144,987,597	263,111,276	(29,508,803)	(4,697,541)	(34,206,344)	126,646,148	(12,834,467)	113,811,681
Companhía de Interconexao Energética S.A.	separate	25,533,963	292,499,911	318,033,874	(151,994,548)	(16,143,887)	(168,138,435)	54,757,129	(18,519,083)	36,238,046
Compañía de Transmisión del Mercosur S.A.	separate	18,236,701	3,922,642	22,159,343	(3,751,001)	(15,927,509)	(19,678,510)	2,682,140	(2,906,410)	(224,270)
Compañía Energética Do Ceará S.A.	separate	202,961,217	773,140,433	976,101,650	(194,185,629)	(311,700,107)	(505,885,736)	805,668,597	(669,295,646)	136,372,951
EN-Brasil Comercio e Servicios S.A.	separate	2,449,053	115,999	2,565,052	(1,071,810)	(38,388)	(1,110,198)	5,839,550	(4,878,723)	960,827
Ampla Energía E Servicios S.A.	separate	215,407,325	1,102,615,089	1,318,022,414	(293,476,867)	(548,590,886)	(842,067,753)	979,024,498	(909,619,067)	69,405,431
Ampla Investimentos E Servicios S.A.	separate	1,507,987	138,395,284	139,903,271	(51,994,249)	-	(51,994,249)	-	16,979,113	16,979,113
Compañía Distribuidora y Comercializadora de Energía S.A.	separate	233,090,499	934,300,085	1,167,390,584	(294,852,363)	(379,922,653)	(674,775,016)	751,734,951	(663,876,013)	87,858,938
Inversora Codensa S.A.	separate	1,076	76	1,152	(35)	-	(35)	-	(45)	(45)
Empresa de Enería de Cundinamarca S.A.	separate	19,310,230	95,221,154	114,531,384	(21,874,858)	(35,202,438)	(57,077,296)	67,832,508	(61,248,745)	6,583,763
Empresa Distribuidora Sur S.A.	separate	86,197,848	270,721,415	356,919,263	(311,415,979)	(40,591,590)	(352,007,569)	269,794,850	(427,202,383)	(157,407,532)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

APPENDIX 1 ENERSIS GROUP COMPANIES:

This appendix is part of Note 2.4, “Subsidiaries and jointly-controlled entities.”

It presents the Group’s ownership interest in each company.

Taxpayer ID No. (Rut)	Company (in alphabetical order)	Functional Currency	Ownership interest at 9-30-2012			Ownership interest at 12-31-2011
			Direct	Indirect	Total	Direct	Indirect	Total	Relation	Country	Activity

96,773,290-7	Aguas Santiago Poniente S.A.	Chilean peso	0.00%	78.88%	78.88%	0.00%	78.88%	78.88%	Subsidiary	Chile	Sanitation Services
Foreign	Ampla Energía E Serviços S.A.	Brazilian real	13.68%	78.25%	91.93%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Ampla Investimentos E Serviços S.A.	Brazilian real	13.68%	78.25%	91.93%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transmission, transformation, distribution, and sales
Foreign	Atacama Finance Co	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
Foreign	Compañía Americana de Multiservicios de Brasil Ltda.	Brazilian real	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Brazil	Purchase and sales of electricity-related products
Foreign	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian real	0.00%	99.61%	99.61%	0.00%	99.61%	99.61%	Subsidiary	Brazil	Generation and sales of electric energy
76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Development of a thermoelectric project
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint control	Chile	Development and running of a hydroelectric project
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	34.50%	34.50%	0.00%	34.50%	34.50%	Joint control	Argentina	Electricity generation and sales
99,573,910-0	Chilectra Inversud S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
96,800,570-7	Chilectra S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Participation in companies of any nature
Foreign	Chinango S.A.C.	Peruvian sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Companhía de Interconexao Energética S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentine peso	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Subsidiary	Argentina	Electric energy production, transportation, and distribution
Foreign	Compañía Distribuidora y Comercializadora de energía S.A.	Colombian peso	12.47%	9.35%	21.82%	12.47%	9.35%	21.82%	Subsidiary	Colombia	Electric energy distribution and sales
96,783,220-0	Compañía Eléctrica San Isidro S.A. (1)	Chilean peso	0.00%	95.61%	95.61%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Compañía Energética Do Ceará S.A.	Brazilian real	0.00%	58.87%	58.87%	0.00%	58.87%	58.87%	Subsidiary	Brazil	Complete electric energy cycle
77,625,850-4	Consorcio Ara- Ingendesa Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Engineering services
76,738,990-6	Consorcio Ara- Ingendesa Sener Ltda.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Associate	Chile	Execution and compliance of the Maipu Line Basic Engineering Contract
77,573,910-K	Consorcio Ingendesa Minimetal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Engineering services
96,764,840-K	Constructora y Proyectos Los Maitenes S.A.	Chilean peso	0.00%	55.00%	55.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Construction and facilities
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint control	Colombia	Electricity distribution and sales
Foreign	Distrilec Inversora S.A.	Argentine peso	27.19%	24.31%	51.50%	27.19%	24.31%	51.50%	Subsidiary	Argentina	Portfolio company
Foreign	Edegel S.A.A	Peruvian sol	0.00%	83.60%	83.60%	0.00%	83.60%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Emgesa S.A. E.S.P.	Colombian peso	0.00%	26.87%	26.87%	0.00%	26.87%	26.87%	Subsidiary	Colombia	Electric energy generation
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Peruvian sol	35.02%	30.15%	65.17%	35.02%	30.15%	65.17%	Subsidiary	Peru	Electric energy distribution and sales
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint control	Colombia	Electric energy distribution and sales
96,588,800-4	Empresa de Ingeniería Ingendesa S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Engineering services
Foreign	Empresa Distribuidora Sur S.A.	Argentine peso	16.02%	77.21%	93.23%	16.02%	77.21%	93.23%	Subsidiary	Argentina	Electric energy distribution and sales
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
96,589,170-6	Empresa Eléctrica Pangue S.A. (1)	Chilean peso	0.00%	0.00%	0.00%	0.00%	94.99%	94.99%	Subsidiary	Chile	Complete electric energy cycle
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	0.00%	92.65%	92.65%	0.00%	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chilean peso	59.98%	0.00%	59.98%	59.98%	0.00%	59.98%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Brasil S.A.	Brazilian real	22.06%	49.46%	71.52%	22.06%	49.46%	71.52%	Subsidiary	Brazil	Portfolio company
Foreign	Endesa Costanera S.A.	Argentine peso	0.00%	69.76%	69.76%	0.00%	69.76%	69.76%	Subsidiary	Argentina	Electricity generation and sales

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Taxpayer ID No. (RUT)	Company (in alphabetical order)	Functional Currency	Ownership interest at 9-30-2012			Ownership interest at 12-31-2011			Relation	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

96,827,970-K	Endesa Eco S.A. (3)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Renewable energy projects
96,526,450-7	Endesa Inversiones Generales S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
Foreign	Energex Co.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
Foreign	EN-Brasil Comercio e Servicos S.A.	Brazilian real	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Associate	Brazil	Portfolio company
Foreign	Eólica Fanzenda Nova-Geracao e Comercializacao de Energía S.A.	Brazilian real	0.00%	99.95%	99.95%	0.00%	99.95%	99.95%	Associate	Brazil	Promotion and development of renewable energy projects
96,830,980-3	Gas Atacama S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Administration and management of companies
Foreign	Gasoducto Atacama Argentina S.A.	U.S. dollar	0.00%	49.99%	49.99%	0.00%	49.99%	49.99%	Joint control	Chile	Transportation of natural gas
78,882,820-9	Gasoducto Atacama Chile S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
77,032,280-4	Gasoducto Taltal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
Foreign	Generandes Perú S.A.	Peruvian sol	0.00%	61.00%	61.00%	0.00%	61.00%	61.00%	Subsidiary	Peru	Portfolio company
76,041,891-9	Hidroaysén Transmisión S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint control	Chile	Development of electricity transmission systems
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	0.00%	96.09%	96.09%	0.00%	96.09%	96.09%	Subsidiary	Argentina	Portfolio company
In process	ICT Servicios Informáticos Ltda.	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information and technology services
Foreign	Ingendesa do Brazil Ltda.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
79,913,810-7	Inmobiliaria Manso de Velasco Ltda.	Chilean peso	99.99%	0.00%	99.99%	99.99%	0.00%	99.99%	Subsidiary	Chile	Construction and works
Foreign	Inversiones Distrilima S.A.	Peruvian sol	34.99%	15.38%	50.37%	34.99%	15.38%	50.37%	Subsidiary	Peru	Portfolio company
96,887,060-2	Inversiones Endesa Norte S.A. (3)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Investment in energy projects in the northern Chile
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Natural gas transportation
Foreign	Inversora Codensa S.A.S.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment in domestic public energy services activities
Foreign	Investluz S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Portfolio company
96,800,460-3	Luz Andes Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution, and sales
96,905,700-K	Progas S.A.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Gas distribution
99,584,600-4	Sistema Sec S.A.	Chilean peso	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Joint control	Chile	Supply of signaling, electrification, and communications systems
77,047,280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	0.00%	57.50%	57.50%	0.00%	57.50%	57.50%	Subsidiary	Chile	Financial investments
78,970,360-4	Sociedad Agrícola e Inmobiliaria Pastos Verdes Ltda.	Chilean peso	0.00%	55.00%	55.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Financial investments
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Execution, construction, and operation of the El Melón tunnel
79,197,570-6	Sociedad Consorcio Ingendesa-Ara Limitada	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Santiago, Chile	Engineering services
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	99.85%	99.85%	0.00%	99.85%	99.85%	Associate	Colombia	Port administration
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Termoeléctrica José de San Martín S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Associate	Argentina	Construction and operation of a combined cycle plant
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Associate	Argentina	Electric energy production, transportation, and distribution
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Electric energy transportation and distribution
Foreign	Transportadora de Energía S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric energy production, transportation, and distribution

(1)	On May 2, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A.; the latter is the company which legally continues to exist.
(2)	On May 2, 2012, Empresa de Ingeniería Ingendesa S.A. and Endesa Inversiones Generales S.A. were merged with Inversiones Endesa Norte S.A.; the latter is the company which legally continues to exist.
(3)	On July 1, 2012, Inversiones Endesa Norte S.A. was merged with Endesa Eco S.A.; the latter is the company which legally continues to exist.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1, “Changes in the scope of consolidation.”

Incorporated into the scope of consolidation during the 2012 period and the 2011 fiscal year

Company	Ownership Interest				Ownership Interest
	at September 30, 2012				at December 31, 2011
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Central Vuelta Obligado S.A.	-	-	-	-	0.00%	34.50%	34.50%	Joint control

There were no companies excluded from the scope of consolidation during the third quarter of 2012 and the 2011 fiscal year.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

APPENDIX 3 ENERSIS GROUP ASSOCIATED COMPANIES:

This appendix is part of Note 3.h, “Investments in associates accounted for using the equity method.”

Taxpayer ID	Company (in	Functional	Ownership interest at 12-31-2011			Ownership interest at 9-30-2012			Country	Activity
No. (RUT)	alphabetical order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total

96,806,130-5	Electrogas S.A.	U.S. dollar	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Chile	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Argentina	Electricity wholesaler
Foreign	Endesa Market Place	U.S. dollar	15.00%	0.00%	15.00%	15.00%	0.00%	15.00%	Spain	B2B (New technologies)
76,418,940-K	GNL Chile S.A.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Chile	Promotion of liquefied gas supply project
76,788,080-4	GNL Quintero S.A.	U.S. dollar	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	Chile	Development, design, and supply of a liquid natural gas regasifying terminal
Foreign	Sacme S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Argentina	Electric system supervision and control

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 18, “Other financial liabilities.”

The following tables present the contractual undiscounted cash flows by type of financial debt:

a ) Bank borrowings

a.    Summary of bank loans by currency and maturity

Country	Currency	Nominal Rate	Current			Non-current
			Maturity			Maturity
			One to Three Months	Three to Twelve Months	Total Current at 9-30-2012	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 9-30-2012
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	1.90%	872,127	2,499,488	3,371,615	98,112,317	388,150	-	98,500,467
Chile	U.F.	6.30%	4,648		4,648	-	-	-	-
Peru	US$	3.55%	2,684,159	3,299,301	5,983,460	9,203,946	27,486,843	12,217,046	48,907,835
Peru	Sol	5.16%	9,063,343	978,173	10,041,516	2,608,460	9,517,485	15,249,740	27,375,685
Argentina	US$	8.42%	1,962,009	10,244,322	12,206,331	9,467,892	-	-	9,467,892
Argentina	Ar$	20.60%	27,515,413	28,486,176	56,001,589	27,315,822	-	-	27,315,822
Colombia	CP	9.10%	1,844,441	5,533,323	7,377,764	19,882,691	32,804,919	64,797,513	117,485,123
Brazil	US$	7.81%	3,378,485	4,333,345	7,711,830	15,807,650	10,544,021	4,210,327	30,561,998
Brazil	Real	9.06%	35,559,800	6,420,606	41,980,406	23,444,498	-	-	23,444,498

			82,884,425	61,794,734	144,679,159	205,843,276	80,741,418	96,474,626	383,059,320

Country	Currency	Nominal Rate	Current			Non-current
			Maturity			Maturity
			One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 12-31-2011
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	1.90%	906,389	3,359,497	4,265,886	109,631,899	876,746	-	110,508,645
Chile	U.F.	6.30%	-	-	-	-	-	-	-
Peru	US$	3.55%	2,810,297	10,519,166	13,329,463	7,864,024	25,087,748	26,158,087	59,109,859
Peru	Sol	5.16%	431,794	2,987,507	3,419,301	3,362,985	-	38,373,491	41,736,476
Argentina	US$	8.42%	2,662,019	9,436,481	12,098,500	17,142,594	1,612,063	-	18,754,657
Argentina	Ar$	20.60%	37,689,501	28,405,542	66,095,043	47,915,942	2,458,440	-	50,374,382
Colombia	CP	9.10%	1,338,154	82,134,906	83,473,060	-	-	-	-
Brazil	US$	7.81%	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730
Brazil	Real	9.06%	30,524,862	175,096,068	205,620,930	142,254,517	90,580,272	8,209,057	241,043,846

			77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b    Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	09-2012							12-2011
							Current			Non-current				Current			Non-current
							Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla Energía E Servicios S.A.	Brazil	Unibanco	Real	10.27%	10.29%	623,800	-	623,800	-	-	-	-	45,870	1,542,373	1,588,243	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Brasdesco	Real	10.10%	5.92%	753,893	4,689,510	5,443,403	-	-	-	-	5,982,354	13,453,719	19,436,073	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Banco do Brasil	Real	9.93%	9.77%	577,032	1,731,096	2,308,128	23,444,498	-	-	23,444,498	875,019	2,942,372	3,817,391	30,333,452	-	-	30,333,452
Foreign	Ampla Energía E Servicios S.A.	Brazil	Banco HSBC	Real	9.91%	6.35%	8,935,583	-	8,935,583	-	-	-	-	632,464	22,045,700	22,678,164	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Banco Itaú	Real	10.12%	10.20%	795,675	-	795,675	-	-	-	-	57,479	1,964,473	2,021,952	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Electrobras	Real	6.02%	6.02%	-	-	-	-	-	-	-	339,935	1,111,948	1,451,883	2,916,206	5,539,073	725,103	9,180,382
Foreign	Ampla Energía E Servicios S.A.	Brazil	Bndes	Real	11.02%	11.02%	-	-	-	-	-	-	-	6,488,408	16,888,622	23,377,030	33,192,137	52,961,281	3,133,364	89,286,782
Foreign	Ampla Energía E Servicios S.A.	Brazil	Banco Alfa	Real	10.23%	10.27%	-	-	-	-	-	-	-	1,779,341	12,975,006	14,754,347	-	-	-	-
Foreign	CGTF Fortaleza	Brazil	IFC - A	US$	7.96%	8.06%	1,411,719	1,951,217	3,362,936	6,667,973	6,580,932	1,630,107	14,879,012	344,277	3,510,015	3,854,292	7,427,750	7,100,739	4,604,499	19,132,988
Foreign	CGTF Fortaleza	Brazil	IFC - B	US$	3.03%	3.03%	1,867,124	2,083,203	3,950,327	8,342,544	2,185,396	-	10,527,940	114,099	4,162,847	4,276,946	8,990,990	4,835,251	-	13,826,241
Foreign	CGTF Fortaleza	Brazil	IFC - C	US$	12.06%	12.35%	99,642	298,925	398,567	797,133	1,777,693	2,580,220	5,155,046	108,598	365,176	473,774	875,946	5,584,166	-	6,460,112
Foreign	Chinango S.A.C.	Peru	Banco Continental	Sol	3.85%	3.80%	1,467,721		1,467,721	-	-	-	-	14,597	1,585,500	1,600,097	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Scotiabank	US$	4.24%	4.19%	158,317	765,052	923,369	2,363,610	2,262,287	12,217,046	16,842,943	166,062	558,407	724,469	2,423,556	17,774,668		20,198,224
Foreign	Companhia de Interconexao Energética S.A.	Brazil	Santander	Real	11.61%	11.80%	23,873,817	-	23,873,817	-	-	-	-	1,801,366	59,020,877	60,822,243	-	-	-	-
96,800,570-7	Chilectra S.A.	Chile	Bank credit lines	Ch$	6.60%	6.60%	1,044	-	1,044	-	-	-	-	-	-	-	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Banco Santander Chile	Ch$	2.10%	2.10%	3,344	-	3,344	-	-	-	-	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco Europeo de Investimentos	US$	6.58%	6.58%	-	-	-	-	-	-	-	19,073	173,334	192,407	237,999	357,290	1,748,100	2,343,389
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Eletrobras	Real	6.58%	6.58%	-	-	-	-	-	-	-	1,721,402	4,747,664	6,469,066	8,943,102	16,832,769	4,350,590	30,126,461
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco do Brasil	Real	10.75%	10.75%	-	-	-	-	-	-	-	1,310,254	4,235,607	5,545,861	5,443,423	-	-	5,443,423
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Bndes	Real	9.95%	9.95%	-	-	-	-	-	-	-	9,231,834	30,273,652	39,505,486	56,108,514	15,247,149	-	71,355,663
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco do Nordeste	Real	8.50%	8.50%	-	-	-	-	-	-	-	259,136	3,894,055	4,153,191	5,317,683	-	-	5,317,683
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco Europeo de Investimentos	US$	5.49%	5.49%	-	-	-	-	-	-	-	58,889	4,387,814	4,446,703	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	40,235	120,705	160,940	321,880	1,027,466	2,079,509	3,428,855	37,891	127,413	165,304	305,625	-	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	56,332	168,996	225,328	450,655	1,438,474	2,911,319	4,800,448	60,638	203,903	264,541	489,101	-	5,157,627	5,646,728
Foreign	Edelnor	Peru	Banco de Interbank	Sol	6.90%	6.73%	30,998	92,995	123,993	247,987	1,982,716	-	2,230,703	32,758	110,153	142,911	264,223	-	2,430,861	2,695,084
Foreign	Edelnor	Peru	Banco de Crédito	Sol	4.56%	4.48%	2,726,087	-	2,726,087	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	Sol	4.56%	4.48%	4,543,478	-	4,543,478	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco Continental	Sol	5.43%	5.32%	-	-	-	-	-	-	-	99,201	333,576	432,777	800,145	-	9,525,160	10,325,305
Foreign	Edegel	Peru	Banco de Crédito	US$	3.51%	3.47%	1,729,271	1,714,520	3,443,791	-	-	-	-	1,949,762	5,760,203	7,709,965	1,880,534	-	-	1,880,534
Foreign	Edegel	Peru	Banco Continental	US$	2.99%	2.96%	523,328		523,328	-	-	-	-	405,477	1,378,129	1,783,606	-	-	-	-
Foreign	Edegel	Peru	Banco Continental	US$	3.64%	3.59%	273,243	819,729	1,092,972	6,840,336	25,224,556	-	32,064,892	280,841	944,367	1,225,208	3,559,934	7,313,080	26,158,087	37,031,101
Foreign	Edegel	Peru	Banco Scotiabank	US$	1.65%	L6M+1.25%	-	-	-	-	-	-	-	8,155	1,878,060	1,886,215	-	-	-	-
Foreign	Edegel S.A.A.	Peru	Banco Continental	US$	3.00%	L3M+2.5%	-	-	-	-	-	-	-	260		260				-
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	40,235	120,705	160,940	321,880	1,027,466	2,079,509	3,428,855	37,891	127,413	165,304	305,625	-	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	40,235	120,705	160,940	321,880	1,027,466	2,079,509	3,428,855	37,891	127,413	165,304	305,625	-	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	34,870	104,610	139,480	278,960	890,468	1,802,241	2,971,669	32,360	108,816	141,176	261,016	-	3,097,880	3,358,896
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	16,094	48,282	64,376	128,752	410,986	831,804	1,371,542	15,156	50,965	66,121	122,250	-	1,433,839	1,556,089
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	67,058	201,175	268,233	536,466	1,712,443	3,465,849	5,714,758	63,151	212,355	275,506	509,375	-	5,974,330	6,483,705

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b	Identification of bank borrowings by company, continued

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	09-2012							12-2011
							Current			Non-current				Current			Non-current
							Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edesur S.A.	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	21.72%	19.81%	348,002	1,044,006	1,392,008	7,152,636	-	-	7,152,636	6,354,203	1,169,601	7,523,804	9,498,494	-	-	9,498,494
Foreign	Edesur S.A.	Argentina	Banco Provincia de Buenos Aires	Ar$	16.65%	15.50%	38,953	116,858	155,811	1,031,202	-	-	1,031,202	124,577	158,143	282,720	1,364,912	-	-	1,364,912
Foreign	Edesur S.A.	Argentina	Standard Bank	Ar$	22.83%	21.10%	161,758	2,197,641	2,359,399	1,303,335	-	-	1,303,335	213,681	718,530	932,211	4,195,131	-	-	4,195,131
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	21.27%	19.76%	271,482	2,935,466	3,206,948	3,588,752	-	-	3,588,752	614,888	1,088,442	1,703,330	4,708,036	-	-	4,708,036
Foreign	Edesur S.A.	Argentina	BBVA	Ar$	19.55%	18.00%	619,813	-	619,813	-	-	-	-	128,257	2,499,512	2,627,769	-	-	-	-
Foreign	Edesur S.A.	Argentina	Citibank	Ar$	21.94%	20.00%	910,450	1,497,590	2,408,040	-	-	-	-	673,842	228,279	902,121	3,245,052	-	-	3,245,052
Foreign	Edesur S.A.	Argentina	Banco Itaú	Ar$	21.52%	19.65%	123,455	370,366	493,821	2,554,236	-	-	2,554,236	288,456	4,819,512	5,107,968	2,454,313	-	-	2,454,313
Foreign	Edesur S.A.	Argentina	Banco Galicia	Ar$	21.94%	20.00%	613,814	810,117	1,423,931	-	-	-	-	2,120,536	1,891,956	4,012,492	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Macro	Ar$	23.67%	21.44%	103,105	2,079,204	2,182,309	-	-	-	-	151,298	508,762	660,060	3,474,143	-	-	3,474,143
Foreign	Edesur S.A.	Argentina	Citibank	Ar$	21.94%	20.00%	89,242	2,536,727	2,625,969	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	24.03%	21.00%	166,472	4,569,396	4,735,868	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Frances	Ar$	18.55%	17.75%	512,137	-	512,137	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Supervielle	Ar$	22.39%	20.35%	359,518	-	359,518	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Comafi	Ar$	25.07%	22.50%	339,926	-	339,926	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	US$	6.24%	6.24%	1,792	196,098	197,890	-	-	-	-	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Bancolombia	CP	9.53%	9.31%	417,281	1,251,844	1,669,125	4,488,480	7,382,790	14,562,348	26,433,618	326,504	20,008,140	20,334,644	-	-	-	-
Foreign	Emgesa	Colombia	Bancolombia	CP	8.30%	8.47%	122,782	368,345	491,127	1,363,694	2,344,304	4,714,798	8,422,796	99,148	6,208,686	6,307,834	-	-	-	-
Foreign	Emgesa	Colombia	BBVA Colombia	CP	9.53%	9.31%	1,127,854	3,383,561	4,511,415	12,131,736	19,954,652	39,359,996	71,446,384	361,976	22,181,880	22,543,856	-	-	-	-
Foreign	Emgesa	Colombia	AV VILLAS	CP	9.53%	9.31%	176,524	529,573	706,097	1,898,781	3,123,173	6,160,371	11,182,325	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Banco Santander	CP	8.15%	7.91%	-	-	-	-	-	-	-	412,115	25,254,372	25,666,487	-	-	-	-
Foreign	Emgesa	Colombia	Banco Davivienda	CP	8.15%	7.91%	-	-	-	-	-	-	-	138,411	8,481,828	8,620,239	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Supervielle	Ar$	20.75%	20.75%	1,532,064	-	1,532,064	-	-	-	-	123,454		123,454	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Santander Río	Ar$	22.00%	22.00%	1,126,167	-	1,126,167	-	-	-	-	10,746,076	1,949,571	12,695,647	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Nación Argentina	Ar$	18.85%	18.85%	803,461	1,917,152	2,720,613	1,063,652	-	-	1,063,652	1,382,931	1,533,096	2,916,027	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Citibank	Ar$	17.00%	17.00%	4,712,264	-	4,712,264	-	-	-	-	1,844,142		1,844,142	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Ciudad	Ar$	18.64%	18.64%	509,534	-	509,534	-	-	-	-	4,670,705		4,670,705	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Standard	Ar$	21.00%	21.00%	1,580,051	-	1,580,051	-	-	-	-	832,611		832,611	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Itau	Ar$	23.75%	23.75%	2,662,233	-	2,662,233	-	-	-	-	3,503,302		3,503,302	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Galicia	Ar$	18.75%	18.75%	2,354,344	-	2,354,344	-	-	-	-	1,105,942		1,105,942	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Provincia de Buenos Aires	Ar$	18.09%	18.09%	104,173	226,937	331,110	-	-	-	-			-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Credit Suisse International	US$	11.45%	11.45%	143,975	4,817,566	4,961,541	-	-	-	-	166,419	3,156,573	3,322,992	2,652,744	-	-	2,652,744
91,081,000-6	Endesa S.A. (Chile)	Chile	B.N.P. Paribas	US$	6.32%	5.98%	422,491	479,725	902,216	1,667,070	388,150	-	2,055,220	53,521	1,002,756	1,056,277	1,915,379	876,746	-	2,792,125
91,081,000-6	Endesa S.A. (Chile)	Chile	Export Development Corporation Loan	US$	1.83%	1.73%	6,165	689,349	695,514	683,184	-	-	683,184	379,501	764,980	1,144,481	1,132,904	-	-	1,132,904
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Bilbao Vizcaya Argentaria S.A.NY	US$	1.72%	1.12%	443,471	1,330,414	1,773,885	95,762,063	-	-	95,762,063	473,367	1,591,761	2,065,128	106,583,616	-	-	106,583,616
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Santander Chile (Credit Line)	Ch$	6.00%	6.00%	260	-	260	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Deutsche Bank	US$	8.39%	8.14%	905,693	2,609,502	3,515,195	4,728,928	-	-	4,728,928	518,208	1,530,246	2,048,454	3,576,867	402,643	-	3,979,510
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank	US$	8.39%	8.14%	454,362	1,308,388	1,762,750	2,367,596	-	-	2,367,596	1,611,491	4,749,662	6,361,153	10,912,983	1,209,420	-	12,122,403
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau	US$	8.39%	8.14%	456,187	1,312,768	1,768,955	2,371,368	-	-	2,371,368	1,791,907		1,791,907	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau- Syndicated I	Ar$	25.42%	23.31%	681,083	-	681,083	-	-	-	-			-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated I	Ar$	25.42%	23.31%	531,094	-	531,094	-	-	-	-	64,001	1,336,177	1,400,178	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated I	Ar$	25.42%	23.31%	681,083	-	681,083	-	-	-	-	80,629	1,707,695	1,788,324	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario - Syndicated I	Ar$	25.42%	23.31%	444,589	-	444,589	-	-	-	-	55,506	1,125,918	1,181,424	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated I	Ar$	25.42%	23.31%	209,063	-	209,063	-	-	-	-	26,301	535,888	562,189	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau - Syndicated II	Ar$	25.09%	22.60%	255,596	304,583	560,179	476,211	-	-	476,211	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank -Syndicated II	Ar$	25.09%	22.60%	561,440	668,327	1,229,767	1,046,781	-	-	1,046,781	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander -Syndicated II	Ar$	25.09%	22.60%	410,295	490,036	900,331	763,299	-	-	763,299	329,514	1,108,036	1,437,550	6,245,072	1,229,220	-	7,474,292
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario - Syndicated II	Ar$	25.09%	22.60%	204,611	243,937	448,548	381,105	-	-	381,105	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated II	Ar$	25.09%	22.60%	204,477	243,667	448,144	380,969	-	-	380,969	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Ciudad – Syndicated II	Ar$	25.09%	22.60%	163,586	194,943	358,529	304,780	-	-	304,780	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated III	Ar$	25.35%	22.81%	140,621	1,352,098	1,492,719	1,817,216	-	-	1,817,216	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau - Syndicated III	Ar$	25.35%	22.81%	140,621	1,352,098	1,492,719	1,817,216	-	-	1,817,216	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated III	Ar$	25.35%	22.81%	140,621	1,352,098	1,492,719	1,817,216	-	-	1,817,216	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated III	Ar$	25.35%	22.81%	140,621	1,352,098	1,492,719	1,817,216	-	-	1,817,216	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Macro	Ar$	18.81%	18.00%	2,100,938	-	2,100,938	-	-	-	-	233,981	2,275,667	2,509,648	2,994,506	-	-	2,994,506
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander Río	Ar$	20.40%	19.00%	168,490	-	168,490	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Citibank	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-	112,503	1,115,167	1,227,670	1,471,923	-	-	1,471,923
Foreign	Hidroeléctrica El Chocón	Argentina	BBVA	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-	152,645	1,527,554	1,680,199	2,019,288	-	-	2,019,288
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Industrial de Azul	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-	329,514	1,108,036	1,437,550	6,245,072	1,229,220	-	7,474,292
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario	Ar$	26.11%	23.43%	294,166	630,831	924,997	-	-	-	-	-	-	-	-	-	-	-
			Total				82,884,425	61,794,734	144,679,159	205,843,276	80,741,418	96,474,626	383,059,320	77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

b ) Secured and unsecured liabilities

d	Secured and unsecured liabilities by currency and maturity

Country	Currency	Nominal Rate	Current			Non-current
			Maturity			Maturity
			One to Three Months	Three to Twelve Months	Total Current at 9- 30-2012	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 9-30-2012
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.06%	14,514,531	231,050,060	245,564,591	321,779,506	152,986,624	392,730,194	867,496,324
Chile	U.F.	5.48%	9,456,623	21,108,268	30,564,891	59,796,837	57,995,832	431,534,773	549,327,442
Peru	US$	6.48%	10,153,801	1,839,712	11,993,513	11,998,553	12,405,904	22,532,003	46,936,460
Peru	Sol	6.57%	5,933,364	46,492,073	52,425,437	91,278,588	32,136,743	72,775,120	196,190,451
Argentina	Ar$	9.35%	-	-	-	-	-	-	-
Colombia	CP	8.77%	17,027,131	71,313,049	88,340,180	321,675,251	272,290,389	445,460,635	1,039,426,275
Brazil	Real	11.13%	36,671,758	41,497,211	78,168,969	115,820,323	192,801,465	120,797,448	429,419,236

			93,757,208	413,300,373	507,057,581	922,349,058	720,616,957	1,485,830,173	3,128,796,188

Country	Currency	Nominal Rate	Current			Non-current
			Maturity			Maturity
			One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 12-31-2011
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.06%	22,439,241	48,971,036	71,410,277	481,039,815	346,571,275	425,876,193	1,253,487,283
Chile	U.F.	5.48%	41,003,385	39,199,072	80,202,457	89,539,138	263,688,193	527,887,200	881,114,531
Peru	US$	6.48%	853,625	2,238,831	3,092,456	16,267,919	28,913,608	19,449,710	64,631,237
Peru	Sol	6.57%	31,909,724	18,212,792	50,122,516	92,722,951	73,395,355	17,029,264	183,147,570
Argentina	Ar$	9.35%	116,551	4,100,169	4,216,720	-	-	-	-
Colombia	CP	8.77%	17,854,990	68,624,369	86,479,359	299,425,050	335,136,989	589,777,719	1,224,339,758
Brazil	Real	11.13%	11,815,750	134,615,237	146,430,987	123,922,410	200,558,653	90,131,132	414,612,195

			125,993,266	315,961,506	441,954,772	1,102,917,283	1,248,264,073	1,670,151,218	4,021,332,574

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

e	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	9-2012							12-2011
								Current			Current				Current			Current
								Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Bonds	Brazil	Real	9.56%	9.56%	-	-	-	-	-	-	-	6,698,731	102,230,946	108,929,677	59,162,266	133,237,309	-	192,399,575
Foreign	Ampla	Brazil	Bonds, 1st series	Brazil	Real	9.84%	9.93%	27,476,073	-	27,476,073	-	-	-	-	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 2nd series	Brazil	Real	13.19%	13.36%	1,208,934	3,626,802	4,835,736	30,083,331	12,623,798	-	42,707,129	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 1st series	Brazil	Real	9.94%	10.03%	675,935	2,027,804	2,703,739	18,672,019	14,616,412	-	33,288,431	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 2nd series	Brazil	Real	12.93%	13.79%	1,460,285	4,380,856	5,841,141	11,682,283	38,887,542	16,523,201	67,093,026	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 1st series	Brazil	Real	8.66%	8.85%	503,275	1,509,825	2,013,100	4,026,200	25,768,529	-	29,794,729	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 2nd series	Brazil	Real	9.79%	10.09%	1,726,931	5,180,792	6,907,723	13,815,444	36,759,727	52,796,289	103,371,460	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	B8	Colombia	CP	9.65%	9.32%	1,551,457	4,654,372	6,205,829	68,661,510	-	-	68,661,510	1,601,595	5,385,582	6,987,177	74,917,478	-	-	74,917,478
Foreign	Codensa	Colombia	B102	Colombia	CP	8.57%	8.31%	2,200,029	6,600,086	8,800,115	17,600,231	115,864,933	-	133,465,164	2,268,235	7,627,252	9,895,487	18,295,433	139,590,884	-	157,886,317
Foreign	Codensa	Colombia	B502	Colombia	CP	6.81%	6.93%	-	-	-	-	-	-	-	142,540	9,063,816	9,206,356	-	-	-	-
Foreign	Codensa	Colombia	B503	Colombia	CP	8.17%	7.93%	433,897	1,301,691	1,735,588	22,854,936	-	-	22,854,936	369,477	1,242,417	1,611,894	24,349,062	-	-	24,349,062
Foreign	Codensa	Colombia	B503	Colombia	CP	9.29%	8.98%	453,104	1,359,311	1,812,415	20,251,799	-	-	20,251,799	467,694	1,572,686	2,040,380	22,071,605	-	-	22,071,605
Foreign	Codensa	Colombia	B103	Colombia	CP	8.83%	8.55%	457,674	1,373,022	1,830,696	3,661,393	3,661,393	23,267,121	30,589,907	469,953	1,580,283	2,050,236	3,790,614	32,393,688	-	36,184,302
Foreign	Codensa	Colombia	B304	Colombia	CP	6.18%	6.04%	320,183	21,192,205	21,512,388	-	-	-	-	346,784	1,166,108	1,512,892	21,620,973	-	-	21,620,973
Foreign	Codensa	Colombia	B604	Colombia	CP	7.15%	6.97%	667,621	2,002,862	2,670,483	5,340,964	39,136,686	-	44,477,650	717,221	2,411,754	3,128,975	5,785,056	46,931,965	-	52,717,021
Foreign	Coelce	Brazil	Itaú 2	Brazil	Real	12.36%	12.22%	888,618	16,576,012	17,464,630	15,687,393	-	-	15,687,393	2,539,943	23,718,519	26,258,462	43,973,620	34,824,619	-	78,798,239
Foreign	Coelce	Brazil	Itaú 1	Brazil	Real	10.26%	10.30%	589,780	1,769,340	2,359,120	4,718,239	25,558,393	-	30,276,632	-	-	-	-	-	-	-
Foreign	Coelce	Brazil	Itaú 2	Brazil	Real	11.48%	11.57%	2,141,927	6,425,780	8,567,707	17,135,414	38,587,064	51,477,958	107,200,436	2,577,076	8,665,772	11,242,848	20,786,524	32,496,725	90,131,132	143,414,381
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	US$	6.15%	6.06%	9,540,564	-	9,540,564	-	-	-	-	75,800	254,886	330,686	611,394	1,775,041	5,728,426	8,114,861
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	Sol	6.57%	6.47%	73,410	220,229	293,639	4,567,948	-	-	4,567,948	75,424	253,624	329,048	608,367	6,582,587	-	7,190,954
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	Sol	6.25%	6.16%	69,863	209,589	279,452	4,636,629	-	-	4,636,629	64,842	218,041	282,883	4,267,060	-	-	4,267,060
Foreign	Edegel	Peru	Banco Continental	Peru	US$	6.57%	6.47%	78,013	234,039	312,052	624,105	624,105	4,825,600	6,073,810	97,652	235,722	333,374	616,363	1,789,469	5,500,435	7,906,267
Foreign	Edegel	Peru	Banco Continental	Peru	Sol	6.41%	6.31%	71,636	214,909	286,545	573,091	573,091	5,904,569	7,050,751	160,276	-	160,276	-	-	10,819,378	10,819,378
Foreign	Edegel	Peru	Banco Continental	Peru	Sol	6.38%	6.28%	71,282	213,845	285,127	570,254	570,254	5,066,211	6,206,719	79,552	267,504	347,056	4,950,085	-	-	4,950,085
Foreign	Edegel	Peru	Banco Continental	Peru	Sol	6.86%	6.75%	61,281	183,843	245,124	3,859,479	-	-	3,859,479	78,051	262,457	340,508	4,868,653	-	-	4,868,653
Foreign	Edegel	Peru	Banco Continental	Peru	Sol	6.61%	6.50%	73,764	4,617,242	4,691,006	-	-	-	-	77,676	261,195	338,871	5,051,067	-	-	5,051,067
Foreign	Edegel	Peru	Banco Continental	Peru	Sol	6.54%	6.44%	73,055	4,665,236	4,738,291	-	-	-	-	73,923	248,577	322,500	5,114,463	-	-	5,114,463
Foreign	Edegel	Peru	Banco Continental	Peru	Sol	6.73%	6.63%	75,183	4,693,843	4,769,026	-	-	-	-	89,628	301,387	391,015	5,873,636	-	-	5,873,636
Foreign	Edegel	Peru	Banco Continental	Peru	Sol	6.70%	6.59%	84,705	254,116	338,821	5,312,628	-	-	5,312,628	77,300	259,934	337,234	4,919,966	-	-	4,919,966
Foreign	Edegel	Peru	Banco Continental	Peru	US$	6.44%	6.34%	76,506	229,517	306,023	612,045	612,045	7,883,814	9,107,904	83,851	281,959	365,810	2,639,913	-	8,220,849	10,860,762
Foreign	Edegel	Peru	Banco Continental	Peru	US$	9.20%	9.00%	105,501	316,503	422,004	5,081,715	-	-	5,081,715	115,630	388,820	504,450	5,903,654	-	-	5,903,654
Foreign	Edegel	Peru	Banco Continental	Peru	US$	7.93%	7.78%	76,631	229,894	306,525	613,050	613,050	4,264,344	5,490,444	83,988	282,422	366,410	677,444	6,208,170	-	6,885,614
Foreign	Edegel	Peru	Banco Continental	Peru	US$	7.25%	7.13%	54,607	163,821	218,428	3,291,803	-	-	3,291,803	59,850	201,252	261,102	3,783,487	-	-	3,783,487
Foreign	Edegel	Peru	Banco Scotiabank	Peru	US$	6.73%	6.63%	79,897	239,692	319,589	639,180	4,987,907	-	5,627,087	87,568	294,460	382,028	706,319	6,190,863	-	6,897,182
Foreign	Edegel	Peru	Banco Scotiabank	Peru	US$	6.09%	6.00%	72,360	217,080	289,440	578,880	5,011,022	-	5,589,902	79,307	266,681	345,988	639,685	6,096,813	-	6,736,498
Foreign	Edegel	Peru	Banco Scotiabank	Peru	US$	5.86%	5.78%	69,722	209,166	278,888	557,775	557,775	5,558,245	6,673,795	85,503	287,515	373,018	689,660	6,853,252	-	7,542,912

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

f	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	9-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	5.44%	5.37%	63,220	189,659	252,879	4,741,679			4,741,679	63,823	214,613	278,436	5,077,124			5,077,124
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	75,427	226,281	301,708	4,810,860			4,810,860	76,203	256,244	332,447	5,180,728			5,180,728
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	6.50%	6.40%	150,158	450,475	600,633	9,603,714			9,603,714	151,944	510,933	662,877	10,342,337			10,342,337
Foreign	Edelnor	Peru	Retirement Insurance Fund for Petty Officers and Specialists - Fosersoe	Peru	Sol	8.75%	8.57%	119,157	357,472	476,629	6,286,276			6,286,276	126,147	424,187	550,334	1,017,494	6,418,045	-	7,435,539
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	8.16%	8.00%	66,751	200,253	267,004	534,008	3,360,306		3,894,314	70,593	237,379	307,972	569,399	4,271,435		4,840,834
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Sol	7.22%	7.09%	49,260	147,781	197,041	394,083	2,906,708		3,300,791	52,086	175,146	227,232	420,122	3,482,779		3,902,901
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	8.00%	7.85%	98,884	296,652	395,536	791,071	5,108,111		5,899,182	104,593	351,709	456,302	843,643	6,430,925		7,274,568
Foreign	Edelnor	Peru	FCR - Macrofondo	Peru	Sol	6.66%	6.55%	45,430	136,291	181,721	2,741,230			2,741,230	48,033	161,519	209,552	3,034,955			3,034,955
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	5.91%	5.82%	53,729	161,187	214,916	3,975,065			3,975,065	56,814	191,045	247,859	458,259	3,910,505		4,368,764
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.94%	6.82%	126,045	378,136	504,181	8,235,913	-		8,235,913	133,328	448,335	581,663	1,075,419	8,019,674		9,095,093
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.81%	6.70%	77,389	232,168	309,557	4,775,646	-		4,775,646	81,845	275,214	357,059	5,284,017	-		5,284,017
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	7.13%	7.00%	80,936	242,807	323,743	647,486	4,786,285		5,433,771	85,597	287,833	373,430	690,422	5,790,825		6,481,247
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.72%	7.58%	51,601	2,812,089	2,863,690				-	54,563	183,474	238,037	2,962,950			2,962,950
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	8.06%	7.91%	105,193	5,697,624	5,802,817				-	111,264	374,141	485,405	6,004,573			6,004,573
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Sol	6.56%	6.46%	87,883	263,649	351,532	5,591,116			5,591,116	92,948	312,552	405,500	6,177,926			6,177,926
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	7.06%	6.94%	96,177	288,531	384,708	769,417	6,061,295		6,830,712	101,873	342,563	444,436	821,704	6,921,650		7,743,354
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.63%	6.52%	60,146	180,438	240,584	4,015,708	-	-	4,015,708	63,749	214,363	278,112	514,191	3,917,515	-	4,431,706
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	7.44%	7.30%	101,284	303,852	405,136	810,271	810,271	6,633,819	8,254,361	107,277	360,734	468,011	865,289	2,512,167	6,209,886	9,587,342
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	59,011	177,034	236,045	472,091	472,091	3,674,123	4,618,305	62,548	210,325	272,873	504,506	4,816,026		5,320,532
Foreign	Edelnor	Peru	FCR - Macrofondo	Peru	Sol	7.03%	6.91%	63,834	191,503	255,337	510,675	510,675	3,975,232	4,996,582	68,516	230,393	298,909	552,643	5,457,537		6,010,180
Foreign	Edelnor	Peru	9th issue Series A	Peru	Sol	6.28%	6.19%	125,899	377,697	503,596	1,007,193	1,007,193	9,577,715	11,592,101			-				-
Foreign	Edelnor	Peru	11th issue Series A	Peru	Sol	6.06%	5.97%	158,634	475,902	634,536	1,269,072	1,269,072	17,298,909	19,837,053			-				-
Foreign	Edelnor	Peru	Essalud Health Insurance	Peru	Sol	7.84%	7.70%	14,350	731,740	746,090				-	15,147	821,547	836,694				-
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.84%	6.73%	93,277	5,483,266	5,576,543				-	98,656	6,111,343	6,209,999				-
Foreign	Edelnor	Peru	Mapfre Peru Cia de Seguros	Peru	Sol	6.28%	6.19%	57,104	3,691,887	3,748,991				-	60,381	203,039	263,420	3,893,541			3,893,541
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	8.31%	8.15%	91,245	273,736	364,981	5,074,594			5,074,594	96,506	324,515	421,021	778,412	4,863,685		5,642,097
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.91%	7.76%	2,411,741	-	2,411,741				-	51,945	2,662,041	2,713,986				-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.56%	7.42%	107,746	5,488,089	5,595,835				-	6,276,791		6,276,791				-
Foreign	Edelnor	Peru	13th issue Series A	Peru	Sol	5.56%	5.49%	587,674	1,763,022	2,350,696	4,701,391	4,701,391	20,644,542	30,047,324			-				-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	5.77%	5.69%			-				-	3,926,418		3,926,418				-
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Sol	6.06%	5.97%			-				-	7,975,989		7,975,989				-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	6.67%	6.56%			-				-	6,065,488		6,065,488				-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.97%	7.81%			-				-	4,936,463		4,936,463				-
Foreign	Edesur S.A.	Argentina	oeds7	Argentina	Ar$	12.28%	11.75%	-	-	-	-	-	-	-	116,551	4,100,169	4,216,720	-	-	-	-
Foreign	Emgesa	Colombia	Bonds A-10	Colombia	CP	8.65%	8.39%	1,076,496	3,229,487	4,305,983	61,169,363	-	-	61,169,363	1,150,327	3,868,134	5,018,461	9,278,465	-	56,536,718	65,815,183
Foreign	Emgesa	Colombia	Bonds A102	Colombia	CP	8.65%	8.39%	205,045	615,135	820,180	11,651,297	-	-	11,651,297	216,825	729,104	945,929	1,748,896	10,768,120	-	12,517,016
Foreign	Emgesa	Colombia	Bonds A5	Colombia	CP	7.02%	6.85%	213,395	640,186	853,581	13,320,526	-	-	13,320,526	179,093	602,226	781,319	14,001,389	-	-	14,001,389
Foreign	Emgesa	Colombia	Bonds B09-09	Colombia	CP	9.54%	9.22%	1,303,797	3,911,390	5,215,187	10,430,374	10,430,374	61,565,531	82,426,279	1,328,332	4,466,698	5,795,030	10,714,236	84,115,563	-	94,829,799
Foreign	Emgesa	Colombia	Bonds B10	Colombia	CP	9.42%	9.10%	924,168	2,772,505	3,696,673	7,393,347	7,393,347	47,210,189	61,996,883	989,794	3,328,320	4,318,114	7,983,617	-	65,971,663	73,955,280
Foreign	Emgesa	Colombia	Bonds B-103	Colombia	CP	8.77%	8.77%	887,617	2,662,851	3,550,468	7,100,937	49,609,675	-	56,710,612	1,129,556	3,798,288	4,927,844	9,110,927	-	62,840,794	71,951,721
Foreign	Emgesa	Colombia	Bonds B12	Colombia	CP	9.75%	9.41%	546,558	1,639,675	2,186,233	4,372,468	4,372,468	31,871,519	40,616,455	556,858	1,872,513	2,429,371	4,491,583	13,040,277	28,416,894	45,948,754
Foreign	Emgesa	Colombia	Bonds B15	Colombia	CP	9.74%	9.40%	331,293	993,878	1,325,171	2,650,342	2,650,342	23,057,189	28,357,873	354,285	1,191,331	1,545,616	2,857,637	8,296,492	21,943,442	33,097,571
Foreign	Emgesa	Colombia	Bonds E5-09	Colombia	CP	9.27%	9.27%	558,401	1,675,204	2,233,605	26,044,593	-	-	26,044,593	569,828	1,916,126	2,485,954	28,105,888	-	-	28,105,888
Foreign	Emgesa	Colombia	Foreign bonds	Colombia	CP	10.17%	10.17%	598,126	1,794,379	2,392,505	4,785,012	4,785,012	31,576,114	41,146,138	610,366	2,052,440	2,662,806	4,923,173	-	43,251,722	48,174,895
Foreign	Emgesa	Colombia	Quimbo bonds	Colombia	CP	10.17%	10.17%	4,298,270	12,894,810	17,193,080	34,386,159	34,386,159	226,912,972	295,685,290	4,386,227	14,749,291	19,135,518	35,379,018	-	310,816,486	346,195,504

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	9-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa S.A. (Chile)	Chile	The Bank of New York Mellon –First Issue S-1	USA	US$	7.96%	7.88%	1,938,280	5,814,839	7,753,119	15,506,237	15,506,237	170,216,945	201,229,419	703,310	2,364,976	3,068,286	5,672,852	16,469,819	84,974,171	107,116,842
91,081,000-6	Endesa S.A. (Chile)	Chile	The Bank of New York Mellon - First Issue S-2	USA	US$	7.40%	7.33%	618,395	1,855,184	2,473,579	4,947,157	4,947,157	76,892,501	86,786,815	2,204,773	7,413,852	9,618,625	17,783,553	51,630,453	177,679,777	247,093,783
91,081,000-6	Endesa S.A. (Chile)	Chile	The Bank of New York Mellon - First Issue S-3	USA	US$	8.26%	8.13%	401,559	1,204,678	1,606,237	3,212,475	3,212,475	144,958,246	151,383,196	2,384,734	8,018,994	10,403,728	19,235,104	109,486,718	-	128,721,822
91,081,000-6	Endesa S.A. (Chile)	Chile	The Bank of New York Mellon - 144 - A	USA	US$	80.50%	8.35%	4,070,488	199,717,933	203,788,421	-	-	-	-	4,635,971	15,589,088	20,225,059	218,659,499	-	-	218,659,499
91,081,000-6	Endesa S.A. (Chile)	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	2,094,363	6,283,090	8,377,453	110,488,433	-	-	110,488,433	457,603	1,538,753	1,996,356	3,690,997	10,715,959	162,562,141	176,969,097
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	6.20%	3,914,903	6,933,816	10,848,719	20,545,970	19,010,680	80,560,951	120,117,601	2,124,125	11,532,964	13,657,089	24,422,163	58,670,925	66,097,899	149,190,987
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.75%	3,718,384	11,155,153	14,873,537	29,747,074	29,747,074	329,256,715	388,750,863	4,973,783	16,725,028	21,698,811	40,118,205	136,748,818	305,217,831	482,084,854
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	-	-	-	-	-	-	-	1,746,368	5,872,402	7,618,770	14,086,088	40,895,714	145,246,623	200,228,425
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	-	-	-	-	-	-	-	31,321,953	-	31,321,953	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2016	USA	US$	7.76%	7.40%	2,270,227	6,810,681	9,080,908	18,161,817	129,265,103	-	147,426,920	2,492,775	8,382,298	10,875,073	20,106,557	158,089,452	-	178,196,009
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2026	USA	US$	7.76%	6.60%	6,957	20,870	27,827	55,652	55,652	662,502	773,806	7,638	25,685	33,323	61,611	178,874	660,104	900,589
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2014	USA	US$	7.69%	7.38%	3,114,262	9,342,785	12,457,047	169,407,735	-	-	169,407,735	9,552,437	5,637,390	15,189,827	195,829,642	-	-	195,829,642
94,271,000-3	Enersis S.A.	Chile	UF 269 Bonds	Chile	U.F.	7.02%	5.75%	1,823,336	3,019,299	4,842,635	9,503,793	9,238,078	21,717,107	40,458,978	837,156	5,068,678	5,905,834	10,912,682	27,372,736	11,324,847	49,610,265

				Total				93,757,208	413,300,373	507,057,581	922,349,058	720,616,957	1,485,830,173	3,128,796,188	125,993,266	315,961,506	441,954,772	1,102,917,283	1,248,264,073	1,670,151,218	4,021,332,574

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

c ) Financial lease obligations

g	Financial lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	9-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa S.A. (Chile)	Chile	87.509.100-K	Leasing Abengoa Chile	Chile	US$	6.50%	505,101	1,515,967	2,021,068	4,047,778	4,056,136	14,123,451	22,227,365	567,586	1,900,568	2,468,154	4,556,135	12,220,275	10,867,880	27,644,290
Foreign	Edegel	Peru	Foreign	Scotiabank	Peru	US$	2.96%	2,422,117	4,139,380	6,561,497	12,053,150	19,048,437	-	31,101,587	2,137,134	6,953,795	9,090,929	11,858,222	27,292,271	-	39,150,493
96,830,980-3	Gas Atacama S.A.	Chile	96.976.410-5	Gasred S.A.	Chile	US$	9.38%	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	Sol	24.20%	1,218,682	2,832,196	4,050,878	2,325,700	-	-	2,325,700	1,178,706	3,660,137	4,838,843	2,604,306	-	-	2,604,306
Foreign	Edesur S.A.	Argentina	Foreign	COMAFI	Argentina	Ar$	5.68%	97,878	458,414	556,292	315,262	-	-	315,262	170,578	411,253	581,831	673,700	-	-	673,700

			Total					4,243,778	8,945,957	13,189,735	18,741,890	23,104,573	14,123,451	55,969,914	4,054,004	12,925,753	16,979,757	19,692,363	39,512,546	10,867,880	70,072,789

d ) Other liabilities

h	Other liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	9-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	61,579,708	-	61,579,708	-	-	-	-	14,958,554	10,030,787	24,989,341	32,747,272	24,243,194	-	56,990,466
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	14,492,674	-	14,492,674	-	-	-	-	2,296,618	67,527	2,364,145	161,976	1,139,597	-	1,301,573
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	377,233	4,206,757	4,583,990	7,618,289	-	-	7,618,289	547,198	884,765	1,431,963	-	-	-	-
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96.963.440-6	SC GROUP	Chile	US$	1.72%	78,923	6,571,098	6,650,021	-	-	-	-	10,193,375	-	10,193,375	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96.601.250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	496,306	-	496,306	-	-	-	-	-	3,930,734	3,930,734	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Eletrobrás	Brazil	Real	6.37%	322,978	781,625	1,104,603	2,469,742	2,112,548	1,905,110	6,487,400	-	-	-	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Bndes	Brazil	Real	9.11%	4,577,895	13,340,517	17,918,412	32,236,912	27,553,468	17,081,080	76,871,460	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.42%	1,193,197	3,396,704	4,589,901	6,965,041	6,097,813	9,533,896	22,596,750	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.70%	49,231	80,279	129,510	180,922	113,507	1,684,591	1,979,020	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	16.06%	1,121,325	3,245,324	4,366,649	1,962,640	-	-	1,962,640	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BNDES	Brazil	Real	9.70%	5,097,535	10,435,566	15,533,101	15,156,493	-	-	15,156,493	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.68%	3,134,372	5,934,700	9,069,072	20,010,211	5,888,045	3,927,017	29,825,273	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Faelce	Brazil	Real	13.22%	1,535,744	1,691,058	3,226,802	2,916,172	-	-	2,916,172	-	-	-	-	-	-	-

			Total					94,057,121	49,683,628	143,740,749	89,516,422	41,765,381	34,131,694	165,413,497	27,995,745	14,913,813	42,909,558	32,909,248	25,382,791	-	58,292,039

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

APPENDIX 5 ASSETS AND LIABILITIES IN FOREIGN CURRENCIES:

This appendix forms an integral part of the Enersis financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	9-30-2012 ThCh$	12-31-2011 ThCh$

CURRENT ASSETS

Cash and cash equivalents			38,260,688	42,323,083
	U.S. dollar	Chilean peso	25,486,771	22,805,258
	U.S. dollar	Colombian peso	26,205	5,634
	U.S. dollar	Peruvian sol	4,714,699	3,201,968
	U.S. dollar	Argentine peso	8,033,013	16,310,223

Trade and other current receivables			6,523,838	10,100,793
	U.S. dollar	Chilean peso	6,523,838	10,100,793

Accounts receivable from related companies			3,437,806	379,862
	U.S. dollar	Chilean peso	3,437,806	379,862
Total current assets other than assets classified as held for sale and discontinued operations			48,222,332	52,803,738

TOTAL CURRENT ASSETS			48,222,332	52,803,738

Investments accounted for using the equity method			9,186,290	9,733,400
	U.S. dollar	Chilean peso	9,186,290	9,733,400

Goodwill			412,595,349	477,068,142
	Brazilian real	Sol	8,668,964	10,361,690
	Brazilian real	Chilean peso	262,695,375	313,990,020
	Colombian peso	Chilean peso	11,374,805	11,589,629
	Peruvian sol	Chilean peso	121,128,739	128,304,143
	Argentine peso	Chilean peso	8,727,466	12,822,660

TOTAL NON-CURRENT ASSETS			421,781,639	486,801,542

TOTAL ASSETS			470,003,971	539,605,280

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

			9-30-2012
			Current Liabilities			Non-current Liabilities
	Foreign Currency	Functional Currency	Less than 90 days	91 days to 1 year	Total Current	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total Non- current
			ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
LIABILITIES
Other current financial liabilities	U.S. dollar		50,553,067	280,065,626	330,618,693	513,714,256	244,110,511	447,497,612	1,205,322,379
	U.S. dollar	Chilean peso	16,466,988	241,636,613	258,103,601	423,939,601	157,430,910	406,853,645	988,224,156
	U.S. dollar	Brazilian real	3,427,716	4,413,624	7,841,340	15,988,572	10,657,528	5,894,918	32,541,018
	U.S. dollar	Peruvian sol	15,260,077	9,278,393	24,538,470	33,255,649	58,941,184	34,749,049	126,945,882
	U.S. dollar	Argentine peso	15,398,286	24,736,996	40,135,282	40,530,434	17,080,889	-	57,611,323

	TOTAL LIABILITIES		50,553,067	280,065,626	330,618,693	513,714,256	244,110,511	447,497,612	1,205,322,379

			12-31-2011
			Current Liabilities			Non-current Liabilities
	Foreign Currency	Functional Currency	Less than 90 days	91 days to 1 year	Total Current	1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total Non- current
			ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
LIABILITIES
Other current financial liabilities	U.S. dollar		50,273,399	110,007,608	160,281,007	698,191,147	484,059,182	493,795,421	1,676,045,750
	U.S. dollar	Chilean peso	23,913,216	58,161,835	82,075,051	595,227,849	359,668,296	436,744,073	1,391,640,218
	U.S. dollar	Brazilian real	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730
	U.S. dollar	Peruvian sol	5,801,056	19,711,792	25,512,848	35,378,771	79,518,586	50,698,749	165,596,106
	U.S. dollar	Argentine peso	19,914,191	19,534,795	39,448,986	50,051,842	26,994,854	-	77,046,696

	TOTAL LIABILITIES		50,273,399	110,007,608	160,281,007	698,191,147	484,059,182	493,795,421	1,676,045,750

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Enersis financial statements.

a ) Portfolio stratification

-	Trade and other accounts receivable by time in arrears:

Trade and other accounts receivable	Balance at
	9-30-2012
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Trade receivables, gross	575,948,363	84,513,216	29,089,509	9,360,459	7,074,010	7,039,399	5,670,388	3,316,023	3,086,624	181,595,032	906,693,023	158,483,052
Impairment provision	(803,519)	(582,127)	(855,611)	(380,288)	(2,070,040)	(2,281,362)	(2,170,843)	(1,102,478)	(725,483)	(146,528,744)	(157,500,495)	(1,700)
Other accounts receivable, gross	85,464,652	1,184,438	416,861	283,864	508,320	102,536	156,712	358,132	559,553	5,091,436	94,126,504	316,614,487
Impairment provision	(4,622,826)	-	-	-	-	-	-	-	-	(877,523)	(5,500,349)	-

Total	655,986,670	85,115,527	28,650,759	9,264,035	5,512,290	4,860,573	3,656,257	2,571,677	2,920,694	39,280,201	837,818,683	475,095,839

Trade and other accounts receivable	Balance at
	12-31-2011
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Trade receivables, gross	534,607,770	79,940,683	35,672,835	12,874,596	8,896,804	7,584,496	5,471,489	8,895,281	4,139,605	366,906,201	1,064,989,760	182,387,693
Impairment provision	(2,786,319)	(489,464)	(185,027)	(4,711,605)	(3,233,750)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(161,000,694)	(187,293,252)	(999,510)
Other accounts receivable, gross	57,740,000	1,220,415	429,523	292,486	523,760	105,650	161,472	5,288,580	576,549	34,893,534	101,231,969	261,940,267
Impairment provision	(1,326,089)	-	-	-	-	-	-	-	-	-	(1,326,089)	-

Total	588,235,362	80,671,634	35,917,331	8,455,477	6,186,814	4,794,287	711,881	8,495,502	3,335,059	240,799,041	977,602,388	443,328,450

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

- By type of portfolio:

Time in Arrears	Balance at						Balance at
	9-30-2012						12-31-2011
	Non-renegotiated portfolio		Renegotiated portfolio		Total gross portfolio		Non-renegotiated portfolio		Renegotiated portfolio		Total gross portfolio
	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount	Number of clients	Gross amount	Number of clients	Gross amount
								ThCh$		ThCh$		ThCh$

Up to date	9,597,309	558,307,023	152,311	17,641,339	9,749,620	575,948,362	7,908,458	513,850,924	92,748	20,756,846	8,001,206	534,607,770
1 to 30 days	2,223,931	78,137,880	14,391	6,375,337	2,238,322	84,513,217	2,128,913	75,776,992	16,026	4,163,691	2,144,939	79,940,683
31 to 60 days	667,434	25,896,399	37,097	3,193,111	704,531	29,089,510	423,750	28,581,320	49,184	7,091,515	472,934	35,672,835
61 to 90 days	177,755	6,954,003	333	2,406,457	178,088	9,360,460	133,395	11,531,589	795	1,343,007	134,190	12,874,596
91 to 120 days	126,494	5,189,996	97	1,884,014	126,591	7,074,010	113,101	7,636,149	6,420	1,260,655	119,521	8,896,804
121 to 150 days	131,762	5,587,577	90	1,451,822	131,852	7,039,399	98,637	6,367,912	8,836	1,216,584	107,473	7,584,496
151 to 180 days	90,557	4,331,374	3,441	1,339,014	93,998	5,670,388	89,794	3,355,049	8,423	2,116,440	98,217	5,471,489
181 to 210 days	35,338	2,104,070	234	1,211,952	35,572	3,316,022	36,235	7,811,862	3,180	1,083,419	39,415	8,895,281
211 to 250 days	20,930	1,998,936	29	1,087,688	20,959	3,086,624	24,108	3,162,199	2,565	977,406	26,673	4,139,605
251 days and over	608,321	171,624,052	10,558	9,970,979	618,879	181,595,031	847,486	331,712,072	43,791	35,194,129	891,277	366,906,201

Total	13,679,831	860,131,310	218,581	46,561,713	13,898,412	906,693,023	11,803,877	989,786,068	231,968	75,203,692	12,035,845	1,064,989,760

b ) Portfolio in default and in legal collection process.

Portfolio in default and in legal collection process	Balance at		Balance at
	9-30-2012		12-31-2011
	Number of clients	Amount ThCh$	Number of clients	Amount ThCh$

Notes receivable in default	155,027	20,112,764	50,995	17,482,266
Notes receivable in legal collection process (*)	12,183	26,291,962	11,033	26,318,280

Total	167,210	46,404,726	62,028	43,800,546

(*) Legal collections are included in the portfolio in arrears.

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

c ) Provisions and write-offs

Provisions and Write-offs	Balance at
	9-30-2012	9-30-2011
	ThCh$	ThCh$

Provision for non-renegotiated portfolio	19,717,125	20,395,002
Provision for renegotiated portfolio	3,124,449	527,254
Write-offs during the period	(1,142,151)	(3,705,353)
Recoveries during the period	(119,443)	(21,970,444)

Total	21,579,980	(4,753,541)

d ) Number and amount of operations

Number and Amount of Operations	Balance at
	9-30-2012		9-30-2011
	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
	ThCh$	ThCh$	ThCh$	ThCh$
Impairment provision and recoveries:
Number of operations	2,243,620	2,668,028	2,128,200	2,590,194
Amount of operations ThCh$	17,489,627	22,722,131	(15,802,391)	(1,048,188)

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

APPENDIX 6.1 COMPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Enersis financial statements.

a ) Portfolio stratification

-	Trade receivables by time in arrears:

Trade Receivables	Balance at
	9-30-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Generation and transmission receivables	173,583,070	1,817,848	501,527	812,524	1	1,200,313	69,233	40	336,517	71,713,628	250,034,701	138,068,090
-Large clients	121,433,510	1,308,744	329,755	5	1	1,200,313	22	40	336,517	15,495,663	140,104,570	-
-Institutional clients	46,455,302	-	-	579,233	-	-	69,211	-	-	56,217,965	103,321,711	138,068,090
Impairment provision	(126,799)	-	-	-	-	-	-	-	-	(58,450,697)	(58,577,496)	-

Non-invoiced services	113,583,862	-	-	-	-	-	-	-	-	-	113,583,862	-
Invoiced services	61,199,209	1,817,848	501,527	812,524	1	313	69,233	40	336,517	71,713,628	136,450,840	138,068,090

Distribution receivables	402,365,293	82,695,368	28,587,983	8,547,936	7,074,008	5,839,086	5,601,153	3,315,983	2,750,107	109,881,405	656,658,322	20,414,962
-Mass-market clients	260,537,451	61,154,963	19,655,017	5,956,840	3,843,153	4,014,112	3,617,523	2,051,727	1,398,091	45,392,974	407,621,851	9,961,757
-Large clients	92,141,488	13,485,250	4,081,273	881,653	794,708	652,046	735,713	442,542	561,029	35,702,161	149,477,863	4,151,299
-Institutional clients	49,686,354	8,055,155	4,851,693	1,709,443	2,436,147	1,172,928	1,247,917	821,714	790,987	28,786,270	99,558,608	6,301,906
Impairment provision	(676,720)	(582,127)	(855,611)	(380,288)	(2,070,040)	(2,281,362)	(2,170,843)	(1,102,478)	(725,483)	(88,078,048)	(98,923,000)	(1,699)

Non-invoiced services	192,600,053	-	-	-	-	-	-	-	-	-	192,600,053	-
Invoiced services	209,765,239	82,695,368	28,587,982	8,547,936	7,074,009	5,839,086	5,601,154	3,315,983	2,750,107	109,098,529	463,275,393	20,414,962

Total Trade Receivables, Gross	575,948,363	84,513,216	29,089,510	9,360,460	7,074,009	7,039,399	5,670,386	3,316,023	3,086,624	181,595,033	906,693,023	158,483,052
Total Impairment Provision	(803,519)	(582,127)	(855,611)	(380,288)	(2,070,040)	(2,281,362)	(2,170,843)	(1,102,478)	(725,483)	(146,528,745)	(157,500,496)	(1,699)
Total Net Trade Receivables	575,144,844	83,931,089	28,233,899	8,980,172	5,003,969	4,758,037	3,499,543	2,213,545	2,361,141	35,066,288	749,192,527	158,481,353

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

Trade Receivables	Balance at
	12-31-2011
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Generation and transmission receivables	276,162,422	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	364,840,933	148,953,896
-Large clients	219,872,741	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	308,551,252	586,863
-Institutional clients	56,289,681	-	-	-	-	-	-	-	-	-	56,289,681	148,367,033
Impairment provision	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	(43,766,186)	(48,915,425)	-

Non-invoiced services	108,875,974	-	-	-	-	-	-	-	-	-	108,875,974	-
Invoiced services	167,286,448	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	255,964,959	148,953,896

Distribution receivables	258,445,348	77,735,369	35,587,863	5,589,767	8,403,798	7,445,973	4,148,425	8,895,281	4,139,606	289,757,397	700,148,827	33,433,797
-Mass-market clients	112,922,763	60,157,006	28,341,140	2,984,669	5,486,134	5,666,497	2,738,905	7,186,606	2,699,305	249,080,159	477,263,184	9,995,785
-Large clients	94,208,438	11,240,026	4,312,588	1,311,741	1,519,470	621,819	635,550	776,703	1,015,465	38,272,310	153,914,110	4,622,939
-Institutional clients	51,314,147	6,338,337	2,934,135	1,293,357	1,398,194	1,157,657	773,970	931,972	424,836	2,404,928	68,971,533	18,815,073
Impairment provision	(1,803,214)	(489,464)	(185,027)	(600,965)	(3,178,256)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(117,234,508)	(138,377,827)	(999,510)

Non-invoiced services	150,400,140	-	-	-	-	-	-	-	-	-	150,400,140	-
Invoiced services	108,045,208	77,735,370	35,587,863	5,589,767	8,403,799	7,445,973	4,148,426	8,895,281	4,139,605	289,757,395	549,748,687	33,433,797

Total Trade Receivables, Gross	534,607,770	79,940,682	35,672,835	12,874,596	8,896,803	7,584,496	5,471,488	8,895,281	4,139,606	366,906,203	1,064,989,760	182,387,693
Total Impairment Provision	(2,786,319)	(489,464)	(185,027)	(4,711,605)	(3,233,750)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(161,000,694)	(187,293,252)	(999,510)
Total Net Trade Receivables	531,821,451	79,451,218	35,487,808	8,162,991	5,663,053	4,688,637	550,408	3,206,922	2,758,511	205,905,509	877,696,508	181,388,183

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

-	Mass-market Clients
-	Large Clients
-	Institutional Clients

ENERSIS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2012 (In thousands of Chilean pesos)

- By type of portfolio:

Type of Portfolio	Balance at
	9-30-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total portfolio, gross ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	167,623,199	1,817,848	501,527	788,711	1	1,200,313	22	40	336,517	71,815,562	244,083,740
-Large clients	121,894,026	1,308,744	329,755	5	1	1,200,313	22	40	336,517	24,204,621	149,274,044
-Institutional clients	28,084,089	-	-	-	-	-	-	-	-	-	28,084,089
-Others	17,645,084	509,104	171,772	788,706	-	-	-	-	-	47,610,941	66,725,607
Renegotiated portfolio	5,857,938	-	-	23,812	-	-	69,211	-	-	-	5,950,961
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
-Others	5,857,938	-	-	23,812	-	-	69,211	-	-	-	5,950,961
DISTRIBUTION
Non-renegotiated portfolio	390,683,825	76,320,032	25,394,871	6,165,291	5,189,996	4,387,264	4,331,352	2,104,030	1,662,419	99,808,491	616,047,571
-Mass-market clients	251,551,880	57,479,654	17,603,728	4,167,961	2,793,968	3,215,050	2,407,477	719,331	374,503	38,005,977	378,319,529
-Large clients	90,719,660	12,409,727	3,988,475	896,070	769,466	593,407	986,680	566,984	524,216	35,371,906	146,826,591
-Institutional clients	48,412,285	6,430,651	3,802,668	1,101,260	1,626,562	578,807	937,195	817,715	763,700	26,430,608	90,901,451
Renegotiated portfolio	11,783,401	6,375,336	3,193,112	2,382,645	1,884,013	1,451,822	1,269,803	1,211,953	1,087,687	9,970,979	40,610,751
-Mass-market clients	9,087,507	4,042,772	1,776,425	1,337,128	1,091,000	944,108	815,513	709,006	624,068	7,977,836	28,405,363
-Large clients	1,421,827	711,100	161,092	98,245	67,081	47,273	37,959	35,880	42,888	193,927	2,817,272
-Institutional clients	1,274,067	1,621,464	1,255,595	947,272	725,932	460,441	416,331	467,067	420,731	1,799,216	9,388,116

Total Portfolio, Gross	575,948,363	84,513,216	29,089,510	9,360,459	7,074,010	7,039,399	5,670,388	3,316,023	3,086,623	181,595,032	906,693,023

Type of Portfolio	Balance at
	12-31-2011
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total portfolio, gross ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	256,097,955	2,205,313	2,894,669	4,727,650	493,005	-	935,644	-	-	72,143,556	339,497,792
-Large clients	206,702,908	2,205,313	2,894,669	4,727,650	493,005	-	935,644	-	-	72,143,556	290,102,745
-Institutional clients	49,395,047	-	-	-	-	-	-	-	-	-	49,395,047
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	257,752,969	73,571,679	25,686,651	6,803,939	7,143,144	6,367,912	2,419,405	7,811,862	3,162,199	259,568,517	650,288,277
-Mass-market clients	116,163,607	56,976,736	19,972,918	4,801,938	5,568,695	5,865,662	1,812,061	7,121,529	2,250,787	224,276,812	444,810,745
-Large clients	93,126,921	11,031,598	3,980,710	1,152,224	1,453,185	490,552	554,707	690,333	911,412	35,291,705	148,683,347
-Institutional clients	48,462,441	5,563,345	1,733,023	849,777	121,264	11,698	52,637	-	-	-	56,794,185
Renegotiated portfolio	20,756,846	4,163,691	7,091,516	1,343,007	1,260,655	1,216,584	2,116,440	1,083,419	977,406	35,194,127	75,203,691
-Mass-market clients	16,403,309	3,111,313	5,410,638	690,352	622,125	532,578	857,606	349,526	267,212	10,304,763	38,549,422
-Large clients	1,131,708	224,970	341,266	167,209	72,709	139,446	86,961	90,179	108,624	3,024,804	5,387,876
-Institutional clients	3,221,829	827,408	1,339,612	485,446	565,821	544,560	1,171,873	643,714	601,570	21,864,560	31,266,393

Total Portfolio, Gross	534,607,770	79,940,683	35,672,836	12,874,596	8,896,804	7,584,496	5,471,489	8,895,281	4,139,605	366,906,200	1,064,989,760